As filed with the Securities and Exchange Commission on January 18, 2012

Registration Statement No. 333-177915

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1/A

(Amendment No. 2)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

(Exact Name of Registrant in Its Charter)

Delaware	45-3751691
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

500 Nickerson Road

Marlborough, MA 01752-4695

phone: (617) 497-6222

Facsimile: (617) 868-0784

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James Dore

Executive Vice President and Chief Financial Officer

Marlborough Software Development Holdings Inc.

500 Nickerson Road

Marlborough, MA 01752-4695

phone: (617) 497-6222

Facsimile: (617) 868-0784

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Blake Hornick, Esq. Seyfarth Shaw LLP 620 Eighth Avenue New York, NY 10018 phone: (212) 218-3338 Facsimile: (917) 344-1203	Gregory L. White, Esq. Seyfarth Shaw LLP 2 Seaport Lane, Suite 300 Boston, MA 02210-2080 phone: (617) 946-4853 Facsimile: (617) 790-6730

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a smaller reporting company. See definitions of large accelerated filer, accelerated filer, and smaller reporting company, in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(2)
Common Stock ($0.01 par value)	10,730,859	$5,111,000(2)	$585.72(2)

(1)	Pursuant to Rule 416 under the Securities Act, such number of shares registered hereby shall include an indeterminate number of common stock that may be issued in connection with a share split, share dividend, recapitalization, reorganization or similar event, for which no separate consideration will be paid.
(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended (the “Securities Act”). A filing fee of $570.36 was paid on November 10, 2011 in connection with the initial filing of this Registration Statement and a filing fee of $15.36 was paid on December 21, 2011 in connection with the filing of Amendment No. 1 to this Registration Statement.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. This preliminary prospectus is not an offer to sell these securities, nor are they soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 18, 2012

10,730,859 Shares of Marlborough Software Development Holdings Inc. common stock are being distributed to the stockholders of Bitstream Inc.

Bitstream Inc. (“Bitstream”) is distributing to its stockholders on a pro rata basis all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, Marlborough Software Development Holdings Inc. (“MSDH”). This prospectus is being delivered to all record and beneficial owners of Bitstream common stock who are entitled to receive a distribution of one share of the common stock of MSDH for each share of Bitstream common stock owned by such stockholder on                     , the record date for the distribution.

Prior to this offering, there has been no public market for the common stock of MSDH and our common stock is not listed on any national securities exchange nor are quotes for our common stock available in any over-the-counter market. We intend to apply to have our common stock quoted on the over-the-counter bulletin board. There can be no assurance that our common stock will be accepted for listing on this market or that a public market for our shares will develop.

The shares of MSDH common stock are being distributed to the stockholders of Bitstream for no consideration. Neither MSDH nor Bitstream will receive any proceeds from this offering.

Certain persons who may be deemed to be affiliates of Bitstream and MSDH are identified as selling stockholders in this prospectus. The selling stockholders will neither give nor receive any consideration for the shares of MSDH common stock that they receive pursuant to this prospectus. This prospectus also constitutes a reoffer prospectus covering the resale of shares of common stock of MSDH received by the selling stockholders which may be sold by the selling stockholders in accordance with the plan of distribution described in this prospectus. Neither MSDH nor Bitstream will receive any proceeds from the resale of shares of common stock of MSDH by the selling stockholders.

Investment and ownership of our common stock is speculative and involves a high degree of risk. You should carefully read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page 5 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares of common stock will be made on or about                     , 2012.

The date of this prospectus is                     , 2012.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. To better understand the distribution and Marlborough Software Development Holdings Inc., you should read the entire prospectus carefully, including the risk factors and financial statements. You should rely only on the information contained in this prospectus regarding the distribution of Marlborough Software Development Holdings Inc. common stock to the stockholders of Bitstream Inc. We have not authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Why This Prospectus Was Sent to You

This prospectus is being delivered by Bitstream Inc., a Delaware corporation (“Bitstream”), to you because you were an owner of Bitstream common stock on                     . This entitles you to receive a distribution (the “Distribution”) of one share of the common stock of a new company, Marlborough Software Development Holdings Inc., a Delaware corporation (“MSDH”), for each share of Bitstream common stock owned by you on                     . Although no action is required on your part to cause this to happen and you do not have to pay cash or other consideration to receive these shares, the distribution of these shares to you will have certain tax and other consequences, so please read the information in this document carefully. You do not need to surrender shares of Bitstream common stock to receive MSDH common stock in the Distribution. The number of shares of Bitstream common stock you own will not change as a result of the Distribution.

MSDH was formed on July 18, 2011 in conjunction with Bitstream’s planned merger (the “Bitstream Merger”) with and acquisition by Monotype Imaging Holdings Inc., a Delaware corporation (“Monotype”) pursuant to an agreement and plan of merger (the “Merger Agreement”) entered into by and between Bitstream and Monotype on November 10, 2011 (the “Separation Date”). On the Separation Date, Bitstream transferred and assigned to MSDH all of the assets and liabilities relating to, arising from or in connection with Bitstreams Pageflex and BOLT product lines (the “Separation”) as described in further detail in this prospectus. The completion of the Separation and the Distribution are conditions precedent to the Bitstream Merger. The Distribution must be consummated three business days prior to the completion of the Bitstream Merger. This prospectus describes the business of MSDH, the relationship between Bitstream and MSDH, how the Separation and the Distribution benefit Bitstream and its stockholders, and provides other information to assist you in evaluating the benefits and risks of holding or disposing of your shares of MSDH common stock that you receive in the Distribution.

This prospectus presents historical and forward-looking information about MSDH as if it has always operated as its own entity rather than as a component of Bitstream.

Relationship Between Bitstream and MSDH

Bitstream is a software development company with three product lines: (1) fonts and font rendering technologies (the “Fonts Product” or “Fonts”), (2) automated marketing communication and print production technologies (the “Pageflex Product” or “Pageflex”), and (3) mobile browsing technologies (the “BOLT Products” or “BOLT”). MSDH is a wholly-owned subsidiary of Bitstream. Bitstream owns all of the assets, liabilities and operations relating to the Fonts Product. MSDH owns all of the assets, liabilities and operations of the Pageflex Products and BOLT Products. MSDH has a history of operating losses and negative operating cash flow. For the year ended December 31, 2010 and through the nine months ended September 30, 2011, MSDH incurred net losses of $7.1 million and $6.2 million, respectively, and used cash in operations of $5.2 million and $4.6 million, respectively. As of September 30, 2011, MSDH has an accumulated deficit of $42.2 million.

All MSDH common stock is being distributed to the Bitstream stockholders as described in this prospectus. Bitstream will have no ownership interest in MSDH after the Distribution. The Board of Directors of MSDH will consist of four (4) directors. At the outset, all of the MSDH directors will be former directors of Bitstream after completion of the Bitstream Merger.

Please review the information set forth under the captions “Arrangements Between Bitstream and MSDH,” “Description of Capital Stock” and “Recent Sales of Unregistered Securities” for further details about MSDH’s relationship with Bitstream, its capital structure and matters related to corporate governance.

Reasons for the Distribution

The Merger Agreement between Bitstream and Monotype requires the Separation of the Pageflex and BOLT Products from Bitstream and the Distribution of all shares of MSDH common stock to Bitstream’s stockholders on a pro rata basis three business days prior to and in connection with the Bitstream Merger. After thorough consideration, the Board of Directors of Bitstream determined that the Separation, Bitstream Merger and the consequent Distribution are in the best interest of the stockholders of Bitstream. Please review the information set forth under the caption “Reasons for the Distribution” included later in this prospectus for further details about the reasons for the Distribution.

Business of MSDH

Automated Marketing Communication and Print Production Technologies. The Pageflex® product line enables companies across the globe to communicate their marketing messages more easily and effectively. It is the advanced technology for brand management, web-to-print applications, and sophisticated personalized communications based on customer information. We pioneered flexible variable data software in 1997 and have been a technology innovator in the document customization arena ever since. The platform produces rich, creative, award-winning document designs that look like they were given the individual attention of a graphic designer but were, in reality, created on-the-fly with Pageflex variable publishing technology. Print service providers, marketing service providers, corporate marketers, and publishers use Pageflex Products to ensure design integrity and brand control while empowering local users to customize and personalize print collateral, email campaigns, and 1-to-1 marketing Web sites. Pageflex Persona™ is desktop software that produces personalized print and email documents using data from a database. Pageflex Studio ID is a plug-in to Adobe InDesign for producing personalized print pieces. Pageflex Storefront is a turnkey solution for producing web portals for document customization and online purchasing of print documents. Pageflex Server provides an enterprise solution for high-volume document customization driven by a database or requests from a web site. Pageflex iWay provides business flow automation for printing companies. Pageflex Campaign Manager lets companies develop personal conversations with their customers in print, email, and online. Pageflex Products enable companies worldwide to manage, streamline, and automate their document production processes, communicate more personally with their customers, and control their brand and market messaging while enabling their remote employees, franchises, and consumers to use a self-serve model to order customized communications. Pageflex Products are purchased by both corporations and the printing companies that support them, who also use the software to control and track production processes in order to improve their business ROI.

Mobile Browsing Technologies. BOLT® provides a consistent, full desktop-style browsing experience on almost any handset. BOLT was released into private beta in January 2009 and has been installed tens of millions of times by mobile phone users looking for a better mobile browsing experience. The BOLT mobile browser offers faithful rendering of Web pages and it is the only browser for mobile phones of all types to support streaming video from popular media sharing sites such as YouTube and MySpace. Compatible with most handsets that support the J2ME or BREW/BMP operating systems, BOLT’s advanced features include video support, W3C based widget support, direct Facebook and Twitter integration, six levels of magnification, international localization, copy/paste, FOTA updates, and additional usability features such as auto-complete url, save page, secure browsing, patented split-screen minimap, password manager, rss subscriptions, automatic socket support, history and keypad shortcuts. BOLT is a WebKit-based cloud computing mobile browser. This cloud computing architecture is the key to BOLT’s capabilities. Web pages are first loaded by the BOLT servers, then transcoded and sent to the BOLT mobile browser client on handsets. This client/server approach maintains the integrity of Web page layouts, reduces packet consumption on data networks, dramatically improves page load speeds, and enables advanced features such as video streaming.

The Distribution

Each Bitstream stockholder will receive one share of MSDH common stock for every share of Bitstream common stock held. As of January 17, 2012, Bitstream had 10,730,859 shares of common stock issued and outstanding, including 198,600 shares of restricted stock that will become fully vested as a result of the Bitstream Merger.

Immediately prior to the Distribution, each outstanding option to purchase a share of Bitstream common stock (the “Bitstream Options”) shall be divided into (i) one option to purchase a share of Bitstream common stock (each an “Adjusted Bitstream Option”) and (ii) one option to purchase a share of MSDH common stock (each a “New MSDH Option”). Each Adjusted Bitstream Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable equity compensation plan of Bitstream and as provided in the respective option agreements governing such Bitstream Option as of the Distribution Date, except that the exercise price of such Adjusted Bitstream Option will be adjusted as described below. Each New MSDH Option shall be issued under the MSDH Omnibus Stock Incentive Plan, to be established by MSDH prior to the Distribution Date, but shall otherwise be subject to the same terms and conditions as the Bitstream Option as of the Distribution Date, except that the exercise price of such New MSDH Option will be adjusted as described below. The New MSDH Option shall be adjusted to the product of the original exercise price of such Bitstream Option multiplied by a fraction, the numerator of which is the estimated enterprise value of MSDH and the denominator of which is the sum of the total consideration in the Bitstream Merger and the estimated enterprise value of MSDH.

The exercise price of the Adjusted Bitstream Options and the New MSDH Options will be determined by allocating the exercise price of the original Bitstream Option between the two new options in proportion to the relative value per share of the stock of the two companies. For this purpose, the value of Bitstream stock will be determined by the price to be paid for each share of Bitstream in the Bitstream Merger, and the value of MSDH stock will be based on the estimated enterprise value of MSDH. For an example of these calculations and the values of MSDH and Bitstream common stock, see the discussion under the heading “The Distribution” below.

Each Adjusted Bitstream Option with an adjusted exercise price that is less than the per share merger consideration in the Bitstream Merger will, on the effective date of the Bitstream Merger, be converted into the right to receive an amount in cash from Bitstream equal to the difference between the per share merger consideration and the adjusted exercise price of such Adjusted Bitstream Option upon completion of the Bitstream Merger as provided in the Merger Agreement. Each Adjusted Bitstream Option with an exercise price equal to or greater than the per share merger consideration in the Bitstream Merger will be cancelled on the effective date of the Bitstream Merger without any payment.

Immediately following the Distribution, MSDH intends to filed a registration statement on Form S-8 to register all of the New MSDH Options under the Securities Act.

Distribution and Transfer Information

Computershare will act as the distribution and transfer agent for the Distribution. The distribution agent will mail stock certificates beginning on or about the distribution date.

Record Date, Distribution Date

The record date for the Distribution will be the close of business on                     . On the record date, Bitstream will transfer to a custodian all of the shares of MSDH common stock pursuant to an irrevocable custody arrangement. On or about , the custodian will deliver the shares to MSDH’s transfer agent which will then mail them to the Bitstream stockholders of record as of the record date.

No Fractional Shares

No fractional shares of Bitstream common stock are currently outstanding, nor will any fractional shares of MSDH common stock be distributed.

Trading Market

Prior to this offering, there has been no public market for the common stock of MSDH and our common stock is not listed on any national securities exchange nor are quotes for our common stock available in any over-the-counter market. We intend to apply to have our common stock quoted on the over-the-counter bulletin board. There can be no assurance that our common stock will be accepted for listing on this market or that a public market for our shares will develop.

Tax Treatment of the Distribution

As described under the heading “Material U.S Federal Income Tax Consequences” below, certain of the transactions described herein are expected to be taxable events both to Bitstream and to its shareholders. Shareholders should consult their tax advisors with respect to the tax consequences of the transactions described herein.

Investor Contact

Bitstream and MSDH stockholders with questions about the distribution should contact James Dore, the Executive Vice President and Chief Financial Officer of MSDH. This contact information will remain the same after the distribution.

RISK FACTORS

You should carefully consider the risks described below together with all of the other information included in this prospectus before making an investment decision with regard to our securities. The statements contained in this prospectus that are not historic facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. If any of the following risks actually occurs, our business, financial condition or results of operations could be harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. These risk factors represent the risk associated with the operation of the Pageflex and BOLT Products by MSDH after completion of the Bitstream Merger and the Separation and Distribution. While certain historical information may be material to an understanding of certain risk factors, historical operations with respect to the Pageflex and BOLT Products were conducted by Bitstream as a whole and integrated with its Fonts Products.

We are subject to risks common to technology-based companies, including dependence on key personnel, rapid technological change, competition from alternative product offerings and larger companies, and challenges to the development and marketing of commercial products and services. We believe that our future results of operations could be affected by various factors including, but not limited to, the following:

•	delays in the development or shipment of our new products or new versions of our existing products;

•	the introduction of competitive products by others;

•	general worldwide economic conditions and disruptions in the financial markets;

•	risks related to our international sales;

•	inability to secure capital on favorable terms, or at all, if we need additional capital in the future;

•	inability to attract and retain key personnel;

•	disruption to our business from the contribution of the Pageflex and BOLT Products and the assignment of our contracts from Bitstream to MSDH;

•	our historical financial information may not be representative of our results as a separate company;

•

our common utilization of integrated information systems and financial reporting infrastructure with Bitstream may require modification or transition services to support the continued operations of our businesses after the Bitstream Merger;

•

we may experience difficulty obtaining the assignment of certain material contracts and some of the parties to these contracts may not consent to the assignment at all or without adverse changes to the existing cost terms and conditions;

•	The Distribution may cause substantial taxes, and the IRS or a state or local taxing authority may successfully later assert that this tax liability is higher than originally calculated;

•	disruption to our business of past and future acquisitions;

•	MSDH’s directors and executive officers may have conflicts of interest because of their ownership of Bitstream common stock;

•	intellectual property disputes;

•	fluctuations in quarterly operating results;

•	impairment of goodwill and amortizable assets;

•	costs to ensure compliance with United States corporate governance and accounting requirements;

•	reliance upon development resources in Israel and India may expose us to unanticipated costs or liabilities;

•	unanticipated changes in accounting rules;

•	unanticipated changes in tax law, including tax rates; and

•	there has never been a trading market for MSDH common stock which may cause the stock price to be volatile.

If we are unable to successfully compete in our markets, our financial results will be negatively affected. The computer software market is highly competitive and is characterized by rapid technological change and adoption of new industry standards. As the markets in which our products are sold continue to develop and as we enter new markets, we expect to continue to face substantial competition from other software developers and anticipate that additional competitors will enter those markets. Many of our competitors have substantially greater name recognition and technical, financial and marketing resources, greater manufacturing capacity and better established relationships with incumbent and potential customers than we have. Many of our competitors have more resources to develop or acquire, and more experience in developing or acquiring, new products and technologies and in creating market awareness for those products and technologies. In addition, many of our competitors have the financial resources to offer competitive products at aggressive pricing levels that could prevent us from competing effectively. Further, many of our competitors have built long-standing relationships with some of our prospective customers and have the ability to provide financing to customers and could, therefore, have an inherent advantage in selling products to those customers. These competitors may be able to adapt more quickly to new or emerging technologies and standards or changes in customer requirements and may be able to devote greater resources to the promotion and sale of their products than we are able. Many of our competitors currently market, or have the potential to market, their products directly to the ultimate consumers of such products as part of a broader product offering. In addition, there has been a trend toward industry consolidation in our markets for several years, with major digital press vendors adding software solutions to their product portfolios, including Xerox Corporation, which owns Pageflex competitor XMPie, the Kodak InSite product, and Hewlett Packard with its SmartStream product line (which resells the Pageflex iWay product). We expect this trend to continue as companies attempt to strengthen or hold their market positions in an evolving industry and as companies are acquired or are unable to continue operations. We believe that continued industry consolidation may result in stronger competitors that are better able to compete for customers. This could lead to more variability in operating results and could have a material adverse effect on our business, operating results, and financial condition. Furthermore, rapid consolidation could also lead to fewer customers and partners, with the effect that the loss of a major customer could harm our revenue. There can be no assurance that we will be able to compete successfully against these entities. To compete successfully, we must continue our investment in research and product development and we must devote substantial resources to our marketing and sales functions. There can be no assurance that we will have the necessary capital resources to fund such investment.

If we are unable to meet our customers’ demands for cutting-edge products and services, our revenue and operating results may be adversely affected. If we are unable to consistently introduce new products, services, and enhancements, our revenue and operating results are likely to be adversely affected. Any failure by us to anticipate or respond to new technological developments and customer requirements, or any significant delays in product development or introduction, could have a material adverse effect on our business, financial condition and results of operations. New products, when first released by us, may contain undetected errors that, despite quality control measures employed by us, are discovered only after a product has been integrated into our customers’ products and utilized by end users. Such errors may cause delays in product acceptance and may require design modifications which could have a material adverse effect on our business, financial condition and results of operations.

General economic risks and disruptions in the financial markets may adversely affect our cash flow, assets, revenue and profitability. Our business may be negatively affected by general worldwide economic conditions and related uncertainties affecting the markets in which we operate. Adverse economic conditions could adversely impact our business in future periods, resulting in: reduced demand for our products; increased pressure on the prices for our products and services; and greater difficulty in collecting accounts receivable.

Disruptions in the financial markets have had and may continue to have an adverse effect on the U.S. and world economy, and may continue to negatively impact business and consumer spending patterns. Tightening of credit in financial markets also adversely affects the ability of our customers to obtain financing for significant purchases and operations and could result in a decrease in new licenses of our products. Additionally, the lack of available financing may limit or delay the growth of our OEM customers. Changes in employment and consumer spending patterns may also slow the adoption of new technologies and reduce the demand for new licenses for our products, and may result in fewer license renewals and less royalty income. There is no assurance that government responses to the disruptions in the financial markets will restore business and consumer confidence, stabilize the markets or increase liquidity and the availability of credit. We are pursuing a number of strategies to generate revenue growth, including: identifying new markets for our products; developing new applications for our technologies; allocating research and development funding to products with high revenue potential; and strengthening our presence in selected geographic markets. Due to limited resources, we may not be able to continue to successfully implement these strategies, which could have a material adverse effect on our business, results of operations and financial condition.

Our significant international sales make us susceptible to a variety of currency, governmental and business custom risks. Sales to customers outside the United States represented 21% of our revenue for the six months ended June 30, 2011. We expect that our international business will continue to account for a significant portion of our future revenue. An increase in the value of the U.S. dollar relative to foreign currencies could make our products more expensive and therefore less competitive in foreign markets. Additional risks inherent in our international business activities generally include unexpected changes in regulatory requirements, tariffs and other trade barriers, longer accounts receivable payment cycles, potentially adverse tax consequences, and the burdens of complying with a wide variety of foreign laws. There can be no assurance that such factors will not have an adverse effect on our future revenue and our results of operations. In addition, our European business is significant and has historically been negatively affected each year during our fiscal quarter ending September 30th due to the summer closing or slowdown of several European customers.

We may need additional capital in the future, which may not be available to us on favorable terms, or at all, and may dilute our existing stockholders’ ownership of our common stock. MSDH has experienced a net loss as well as negative operating cash flows in the current year, and as of September 30, 2011 has an accumulated deficit of approximately $42 million. We expect to continue to make significant expenditures related to the development of our business. These expenditures may include the addition of personnel related to sales, marketing and research and development and we may therefore sustain significant operating losses and negative cash flows in the future as well as infrastructure investments to support our operations as a stand-alone entity, including without limitation corporate governance and internal control systems. We will have to maintain significant increased revenue and product gross margins to achieve profitability on an annual basis. We may require additional capital from equity or debt financing in the future to fund operations, therefore, to take advantage of strategic opportunities including more rapid expansion of our business or the acquisition of complementary products, technologies or businesses; and to develop new products or enhancements to existing products. We may not be able to secure timely additional financing on favorable terms, or at all. The terms of any additional financing may place limits on our financial and operating flexibility. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new securities we issue could have rights, preferences and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, if and when we require it, our ability to grow or support our business and to respond to business challenges could be significantly limited.

Failure to attract and retain talented employees would have a material adverse effect on our operations and financial results. Our performance depends to a significant extent on the continued service of our senior management and key technical employees. Our future results will depend upon our ability to attract and retain highly skilled technical, managerial, and marketing personnel. Competition for such personnel in the software industry is intense. We rely on competitive compensation packages to recruit and retain highly skilled employees in a competitive environment, but we do not enter into employment agreements with our personnel. There can be no assurance that we will be successful in attracting and retaining the personnel required to sustain our business. Failure to attract and retain such personnel could have a material adverse effect on our business, financial condition and results of operations. In addition, certain key employees of Bitstream who primarily service its Fonts Products will not continue as employees of MSDH after the Distribution. MSDH will require certain services from these employees after the Distribution pursuant to the Transition Services Agreement to be entered into between MSDH and Bitstream. Failure to secure transition services from these employees may have a material adverse effect on our business, financial condition and results of operations.

The Separation of MSDH from Bitstream may disrupt our business and management, negatively affecting our business, operating results or financial condition. MSDH may incur losses as a result of conducting operations without the Fonts Product line. Bitstream’s historical operations consisted of the Fonts Products, the Pageflex Products and the BOLT Products. MSDH alone cannot be sure that its operating results will not be adversely affected by the loss of one or more of the following attributes:

•	the ability to leverage the Fonts Products expertise in areas related to the Pageflex and BOLT Products;

•	the opportunity to jointly develop various products;

•	the termination of contracts by customers or vendors of Bitstream assigned to MSDH on the basis of breaching non-assignability provisions in such contracts;

•	the ability to combine the expertise of the Fonts Product line with either the Pageflex Products or the BOLT Products to offer enhanced or complementary products to customers;

•	the ability to utilize shared overhead and administrative costs more effectively enable and cost reduce product offerings and overhead costs;

•	the added benefit of a larger market capitalization due to the larger combined enterprise value of Bitstream; and

•	the added diversification of serving separate markets.

It is possible that MSDH customers who are former Bitstream customers that subscribed for multiple product offerings will seek to find a complete solution elsewhere. Any loss of the benefits provided by the combination of the Fonts, Pageflex and BOLT Products could have a material adverse effect on MSDH’s operating results which would negatively affect the value of your investment.

MSDH’s historical financial information may not be representative of its results as a separate company. The historical financial information of MSDH is shown in the financial statements beginning on page F-3 of this prospectus and does not necessarily reflect what MSDH’s financial position, results of operations and cash flows would have been had it been a separate, stand-alone entity during the periods presented. In addition, the historical information is not necessarily indicative of what its results of operations, financial position and cash flows will be in the future. MSDH has not made adjustments to reflect many significant changes that will occur in its cost structure, funding and operations as a result of its separation from Bitstream, including changes in its employee base, changes in its legal structure, increased costs associated with reduced economies of scale and increased costs associated with being a smaller, public, stand-alone company. On or prior to the Distribution Date, Bitstream shall contribute to MSDH approximately $         million in cash. MSDH believes this amount will be sufficient to fund its operating costs through September 30, 2012. However, unforeseen changes in operating expenses or cash flows could have a material adverse effect on MSDH’s working capital and there can be no assurance that any such unforeseen changes or any attempts to grow the business of MSDH would not require additional sources of funding. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and MSDH’s historical consolidated financial statements and notes thereto.

MSDH and Bitstream currently utilize the same, integrated information systems and financial reporting infrastructure, some of which may require modification to support MSDH’s business as a stand-alone entity or transition services to support the continued operation of the Fonts Product line after the Bitstream Merger. Bitstream currently has an integrated information system and financial reporting infrastructure, including systems to manage order processing, human resources, shipping, accounting, telecommunications and computer networking. Any failure or significant downtime in Bitstream’s or MSDH’s own information systems could prevent MSDH from taking customer orders, shipping products or billing customers and could harm its business. These systems have been modified, and are in the process of being further modified, to enable MSDH to separately track items related to the Pageflex and Bolt Products. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

MSDH will not seek advance consent to assign of any contracts it has assumed from Bitstream. Most of the parties to these contracts may terminate these contracts as a result of the assignment. Because MSDH is a newly-formed entity, all of the contracts under which it will continue to operate have been assigned from Bitstream to MSDH. The other parties to most of these existing contracts have a right to terminate their contracts as a result of the assignment of the contracts from Bitstream to MSDH. If any of the parties to a significant number of these contracts exercise these termination rights, MSDH’s results of operations could be adversely affected.

The Distribution of MSDH stock by Bitstream may cause substantial corporate tax liabilities to Bitstream. As a result, MSDH will enter into a tax indemnity agreement (the “Tax Indemnity Agreement”) with Bitstream pursuant to which MSDH will indemnify Bitstream against taxes incurred by Bitstream as a result of the Distribution.

Management believes that MSDH will not incur any liability to Bitstream under the Tax Indemnity Agreement because management believes that the income and franchise taxes incurred by Bitstream as a result of the Distribution will be fully offset by net operating loss and business tax credit carry forwards of Bitstream and that no taxes other than income and franchise taxes will be incurred by reason of the Distribution. Such belief is based in part upon our valuation for tax purposes of MSDH of approximately $19.8 million as well as our determinations with respect to the expected value of the stock of MSDH, the tax basis of Bitstream in the stock of MSDH, and the availability of net operating loss and business credit carry forwards.

There can be no assurance that the Internal Revenue Service or another taxing authority will concur that no taxes will be incurred by Bitstream as a result of Distribution, either because the value of the MSDH as of the date of the Distribution differs from the expected value of the MSDH stock at that time as currently projected or for other reasons. Any liabilities that MSDH may incur under the Tax Indemnity Agreement will adversely affect MSDH’s financial condition and results of operations.

We may not realize the anticipated benefits of past or future acquisitions, and integration of these acquisitions may disrupt our business and management, negatively affecting our business, operating results or financial condition. We completed the acquisition of the iWay related assets from Press-Sense Ltd. in June 2010, which acquisition significantly expanded the portfolio of web to print Pageflex Products. We may not realize the anticipated benefits of an acquisition and each acquisition has numerous risks. We may experience difficulties in integrating personnel and operations from the acquired businesses and in retaining and motivating key personnel from those businesses, and difficulties caused by potential incompatibility of business cultures. We may experience difficulty in effectively integrating the acquired technologies, products or services with our current technologies, products, or services. We may experience difficulty in maintaining controls, procedures and policies during the transition and integration, as well as difficulty integrating the acquired company’s accounting, management information, human resources and other administrative systems. We may not be able to certify that internal controls over financial reporting are effective. Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses or adversely impact our business, operating results and financial condition. We may also not be able to retain key technical and managerial personnel of the acquired business or key customers, distributors, vendors and other business partners of the acquired business; and we may not be able to achieve the financial and strategic goals for the acquired and combined businesses. We may incur acquisition-related costs or amortization costs for acquired intangible assets that could impact our operating results, suffer increased exposure to fluctuations in currency exchange rates, impair relationships with employees, customers, partners, distributors or third-party providers of our technologies, products or services; and cause delay in customer and distributor purchasing decisions due to uncertainty about the direction of our product and service offerings,

While we currently have no acquisitions of other businesses pending or planned, we may pursue acquisition opportunities in the future. We may not be able to find suitable acquisition candidates and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, or such acquisitions may be viewed negatively by customers, financial markets or investors. Future acquisitions may reduce our cash available for operations and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt, which could negatively affect our business, operating results and financial condition. Mergers and acquisitions of high technology companies are inherently risky, and ultimately, if we do not complete an announced acquisition transaction or integrate an acquired business successfully and in a timely manner, we may not realize the benefits of the acquisition to the extent anticipated.

We may not be able to protect our intellectual property rights against piracy, infringement of our patents, or declining legal protection. We regard our software as proprietary and attempt to protect it with a combination of copyright, patent, trademark, and trade secret laws, employee and third-party nondisclosure agreements and other methods of protection. There can be no assurance that these measures will be adequate or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. It may be possible for unauthorized third parties to copy or reverse engineer portions of our products or otherwise obtain and use information that we regard as proprietary. Furthermore, the laws of certain foreign countries in which our products are or may be developed, manufactured or sold may not protect our products or intellectual property rights to the same extent as do the laws of the United States, and thus make the possibility of unauthorized use of our technologies and products more likely. We also rely on confidentiality agreements with our collaborators, employees, and consultants to protect our trade secrets and proprietary know-how. These agreements may be breached and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by our competitors. Although we currently are not a party to any material legal proceedings or claims, we have been in the past, and may be in the future, subject to claims, negotiations or complex, protracted litigation as part of our policy to vigorously defend our intellectual property rights, including rights derived from third-party licensors. Intellectual property disputes and litigation are typically very costly and can be disruptive to our business operations by diverting the attention and energies of management and key technical personnel, and, we may not prevail in any future litigation and disputes. Adverse decisions in such litigation or disputes could have negative results, including subjecting us to significant liabilities, requiring us to seek licenses from others, preventing us from making, using, selling, distributing, or marketing our products and services in the United States or abroad, or causing severe disruptions to our operations or the markets in which we compete, any one of which could seriously harm our business. Additionally, we do lose revenue due to the illegal use of our software. If piracy activities increase, it may further harm our business.

Fluctuations in quarterly operating results may have an adverse effect on the market price of our common stock. We have previously experienced quarter-to-quarter fluctuations in our revenue, operating costs and operating results as a result of a number of factors including the timing of new product introductions, announcements of new products by us, our competitors or our customers, slower-than-anticipated growth rates of emerging markets, slower adoption of new products and technologies into which our products are incorporated, the acquisition and integration of the assets acquired from Press-Sense Ltd., delays in customer purchases in anticipation of industry developments, and gross margin fluctuations relating to variations in product mix.

Furthermore, a significant portion of our expenses are relatively fixed in nature and we may not be able to quickly reduce spending in response to shortfalls or delays in sales. Such shortfalls or delays may result in a material adverse effect on our business, financial condition and results of operations. As a result, we believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Moreover, we do not operate with a significant backlog and often tend to realize a disproportionate share of our revenue in the last few weeks of a fiscal quarter, thereby impairing our ability to accurately forecast quarter-to-quarter sales results. Due to the foregoing factors, it is likely that in one or more future fiscal quarters our operating results may be below the expectations of public market analysts and investors. Such an event could have a material adverse effect on the market price of our common stock which could have a negative effect on our ability to obtain additional funding, if necessary, on terms favorable to us.

If our goodwill or amortizable intangible assets become impaired we may be required to record a significant charge to earnings. Under GAAP, we review our goodwill and amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is also required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or amortizable intangible assets may not be recoverable include a decline in stock price and market capitalization, future cash flows, and slower growth rates in our industry. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or amortizable intangible assets is determined, resulting in an impact on our results of operations.

We incur significant costs to ensure compliance with United States corporate governance and accounting requirements. We incur significant costs associated with our public company reporting requirements, costs associated with applicable corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002 and other rules implemented by the Securities and Exchange Commission, or the “Commission.” We expect all of these applicable rules and regulations to cause us to continue to incur substantial legal and financial compliance costs and to make some activities more time consuming and costly. Pursuant to Instruction 1 to Item 308 of Regulation S-K, we need not comply with paragraphs (a) and (b) of Item 308 of Regulation S-K, which require a management annual report on internal control over financial reporting and an attestation report of an independent registered public accounting firm, respectively, until we either have been required to file an annual report pursuant to section 13(a) or 15(d) of the Exchange Act for the prior fiscal year or have filed an annual report with the SEC for the prior fiscal year. Accordingly, we will not be required to complete a management annual report on internal control over financial reporting until our annual report on Form 10-K for our fiscal year ending December 31, 2012. In addition, because the market value of our securities held by non-affiliates is below $75 million, we are a smaller reporting company. As such, our independent auditor will not be required to issue an attestation report regarding our internal control over financial reporting in annual reports that we file with the SEC on Form 10-K. We also expect that applicable rules and regulations may make it more difficult and more expensive for us to maintain affordable director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers.

Our use and reliance upon development resources in Israel may expose us to unanticipated costs or liabilities. We have established an office in Israel and expect to continue to increase hiring of personnel for this facility. There is no assurance that our reliance upon development resources in Israel will enable us to achieve greater resource efficiency. Further, our development efforts and other operations in this country involve significant risks, including:

•	difficulty hiring and retaining appropriate engineering resources due to intense competition for such resources;

•

the knowledge transfer related to our technology and exposure to misappropriation of intellectual property or confidential information, including information that is proprietary to us, our customers and other third parties;

•	heightened exposure to changes in the economic, security and political conditions of Israel;

•	fluctuation in currency exchange rates and tax risks associated with international operations; and

•	development efforts that do not meet our requirements because of language, cultural or other differences associated with international operations, resulting in errors or delays.

Difficulties resulting from the factors above and other risks related to our operations in Israel could expose us to increased expense, impair our development efforts, harm our competitive position and damage our reputation.

Changes in accounting rules may adversely affect the way we report our financial results and the price of our common stock. We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. These principles are subject to interpretation by the American Institute of Certified Public Accountants, the SEC, the Public Company Accounting Oversight Board, and various bodies formed to interpret and create appropriate accounting policies. A change in these principles and policies could have a significant impact on our reported results and may even retroactively affect previously reported transactions. Changes to these rules may have a material adverse effect on future financial results or in the way in which we conduct our business.

There has never been a trading market for MSDH common stock which may cause the stock price to be volatile. This volatility might keep you from reselling your shares at or above the price on the distribution date. Prior to the distribution, there has been no public market for MSDH common stock. In addition, MSDH has made no formal presentations to potential investors in anticipation of the distribution. MSDH believes the initial trading volume in its common stock will be moderate as investors assess MSDH’s progress as a public, stand-alone company. In addition, MSDH common stock may be followed by few, if any, market analysts and there may be few institutions acting as market makers for the common stock. Furthermore, broad market and industry fluctuations may adversely affect the trading price of the common stock, regardless of MSDH’s actual operating performance. Any of these factors could adversely affect the liquidity and trading price of the MSDH common stock.

FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus, other than purely historical information, including estimates, projections, statements relating to our business plans, objectives and expected operating results, and the assumptions upon which those statements are based, are forward-looking statements. These forward-looking statements generally are identified by the words “believes”, “projects”, “expects”, “anticipates”, “estimates”, “intends”, “strategy”, “plan”, “may”, “will”, “would”, “will be”, “will continue”, “will likely result”, and similar expressions. Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is included in this prospectus under the heading “Risk Factors.” We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

REASONS FOR THE DISTRIBUTION

The Merger Agreement between Bitstream and Monotype requires the Separation of the Pageflex Products and the BOLT Products from Bitstream to MSDH and the Distribution of MSDH stock to be completed three business days prior to the Bitstream Merger. After thorough consideration, the Board of Directors of Bitstream determined that a spin-off of Pageflex and BOLT through MSDH was in the best interest of the stockholders of Bitstream. The Bitstream Board of Directors considered a number of factors in determining to recommend approval of the spin-off of Pageflex and BOLT, including:

•	The necessity of spinning off or selling the Pageflex Products and BOLT Products in order to complete Bitstream’s merger with Monotype;

•

Our assumptions regarding the taxation of the Distribution to Bitstream’s stockholder based in part upon the recent valuation analysis that resulted in a valuation for tax purposes of $19.8 million that we completed with respect to all of the assets and liabilities of the Pageflex and Bolt Products and the historical tax returns of Bitstream; and

•

The current financial market conditions and the historical market information concerning Bitstream common stock, and the ability of MSDH to become a viable public company and create substantial stockholder value by, among other things, allowing the financial community to focus separately on the Pageflex Products and the BOLT Products.

After reviewing Bitstream’s goals and objectives, exploring its strategic alternatives, and considering other possible methods of enhancing the growth of the Pageflex and BOLT Products, Bitstream’s management and Board of Directors concluded that enhancing those Product lines through the formation of MSDH and the Distribution would be in the best interest of Bitstream stockholders. Specifically, the Bitstream Board of Directors determined that completing the sale of its Fonts products to Monotype Imaging pursuant to the Bitstream Merger and continuing the Pageflex and BOLT operations through MSDH as part of the Distribution was the most tax efficient structure that would yield maximum value to Bitstream’s shareholders both with respect to the cash proceeds of sale and the retained equity in MSDH resulting from the Distribution. In assessing the Bitstream Merger and the Distribution, the Bitstream Board of Directors considered the facts and circumstances listed above and those factors discussed under the heading “Risk Factors—The Separation of MSDH from Bitstream may disrupt our business and management, negatively affecting our business, operating results or financial condition” on page      of this prospectus. In assessing the facts and circumstances of the Bitstream Merger and the Distribution, the Board of Directors of Bitstream considered the totality of circumstances and did not assign any particular weight to any particular factor in concluding that the transactions were in the best interests of Bitstream’s shareholders.

THE DISTRIBUTION

The Board of Directors of Bitstream has declared a distribution to its stockholders, of one share of MSDH common stock for every share of Bitstream common stock held on                     , the record date for the distribution. As a result of the Distribution, all of the then outstanding MSDH common stock will be distributed to Bitstream’ stockholders. See “Description of Capital Stock.”

As of November 10, 2011, Bitstream has completed internal restructuring transactions related to the MSDH business (the “Separation”). See “Arrangements Between Bitstream and MSDH—Contribution Agreement.” On                     , Bitstream will affect the distribution by delivering all of the MSDH common stock to the custodian for the benefit of the Bitstream stockholders of record as of the record date. On or about                     , the distribution agent will deliver the shares to Computershare, Bitstream’s transfer agent, which will then mail the shares to the Bitstream stockholders of record as of the record date.

Immediately prior to the Distribution, each outstanding option to purchase a share of Bitstream common stock (the “Bitstream Options”) shall be divided into (i) one option to purchase a share of Bitstream common stock (each an “Adjusted Bitstream Option”) and (ii) one option to purchase a share of MSDH common stock (each a “New MSDH Option”). Each Adjusted Bitstream Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable equity compensation plan of Bitstream and as provided in the respective option agreements governing such Bitstream Option as of the Distribution Date, except that the exercise price of such Adjusted Bitstream Option will be adjusted as described below. Each New MSDH Option shall be issued under the MSDH Omnibus Stock Incentive Plan, to be established by MSDH prior to the Distribution Date, but shall otherwise be subject to the same terms and conditions as the Bitstream Option as of the Distribution Date, except that the exercise price of such New MSDH Option will be adjusted as described below. In addition, the vesting of all Adjusted Bitstream Options and all New MSDH Options shall be accelerated upon completion of the Bitstream Merger in accordance with the provisions of the Bitstream and MSDH equity compensation plans, as applicable. The New MSDH Option shall be adjusted to the product of the original exercise price of such Bitstream Option multiplied by a fraction, the numerator of which is the estimated enterprise value of MSDH and the denominator of which is the sum of the total consideration in the Bitstream Merger and the estimated enterprise value of MSDH.

The exercise price of the Adjusted Bitstream Options and the New MSDH Options will be determined by allocating the exercise price of the original Bitstream Option between the two new options in proportion to the relative value per share of the stock of the two companies. For this purpose, the value of Bitstream stock will be determined by the price to be paid for each share of Bitstream common stock in the Bitstream Merger, and the value of MSDH stock will be based on the estimated enterprise value of MSDH, which is approximately $1.85 per share. Based upon Bitstream’s balance sheet as of                     , 2011 and our estimates of total transaction costs and certain assumptions about our results of operations through the closing date of the merger, we estimate that the price paid to Bitstream shareholders in the Bitstream Merger will be approximately $         per share. Based on these estimates, an existing Bitstream Option with an exercise price of $         per share will be divided into an Adjusted Bitstream Option and a New MSDH Option, and the exercise price of $         per share will be allocated between the Adjusted Bitstream Option and the New MSDH Option as follows:

Adjusted Bitstream Option Exercise Price	Bitstream Value x Original Exercise Price = Bitstream Value + MSDH Value	$ x $ $1.85	=	$ +	$

New MSDH Option Exercise Price	MSDH Value x Original Exercise Price = Bitstream Value + MSDH Value	$1.85 x $ $ + $1.85	=		$

No fractional shares of Bitstream common stock are currently outstanding, and no fractional shares of MSDH common stock will be issued as part of the distribution. Bitstream’s stockholders will not be required to pay any cash or other consideration for the MSDH common stock received in the distribution. The distribution of the

MSDH common stock to Bitstream stockholders will, however, have certain material U.S. federal income tax and other consequences, as discussed in this prospectus. Bitstream will pay the costs and expenses incurred in connection with the Distribution.

Each Adjusted Bitstream Option with an adjusted exercise price that is less than the per share merger consideration in the Bitstream Merger will, on the effective date of the Bitstream Merger, be converted into the right to receive an amount in cash from Bitstream equal to the difference between the per share merger consideration and the adjusted exercise price of such Adjusted Bitstream Option upon completion of the Bitstream Merger as provided in the Merger Agreement. Each Adjusted Bitstream Option with an exercise price equal to or greater than the per share merger consideration in the Bitstream Merger will be cancelled on the effective date of the Bitstream Merger without any payment. Immediately following the Distribution, MSDH intends to filed a registration statement on Form S-8 to register all of the New MSDH Options under the Securities Act.

ARRANGEMENTS BETWEEN BITSTREAM AND MSDH

We have provided below summary descriptions of the Contribution Agreement, the Intellectual Property Assignment and License Agreements, the Distribution Agreement, the Tax Indemnity Agreement and the Transition Services Agreement. You should read the full text of these agreements, which have been filed with the Securities and Exchange Commission as exhibits to the registration statement of which this prospectus is a part.

Contribution Agreement

On November 10, 2011 (the “Separation Date”), Bitstream and MSDH entered into a Contribution Agreement (the “Contribution Agreement”) which provided for the transfer by Bitstream to MSDH of all assets and liabilities relating to the Pageflex Products and BOLT Products. The Contribution Agreement defines the assets that Bitstream transferred to MSDH and the corresponding liabilities that were assumed from Bitstream.

Contribution of Assets from Bitstream to MSDH

Effective on the Separation Date, Bitstream transferred and assigned the following assets (the “Transferred Assets”) to MSDH:

•

all contracts, leases or subleases of personal property, leases or subleases of real property, licenses, agreements, commitments and all other legally binding arrangements of Bitstream related exclusively to the Pageflex or BOLT Products;

•	all tangible personal property and interests therein, including machinery, equipment, furniture and furnishings of Bitstream relating solely and exclusively to the Pageflex or BOLT Products;

•	all assets reflected on MSDH’s unaudited consolidated balance sheet as of June 30, 2011, minus any assets disposed of after June 30, 2011;

•	all written off, expensed or fully depreciated assets that would have appeared on MSDH’s balance sheet as of June 30, 2011 if MSDH had not written off, expensed or fully depreciated them;

•

all assets that the MSDH business exclusively uses with respect to the Pageflex Products and the BOLT Products as of the Separation Date but that are not reflected in MSDH’s balance sheet as of June 30, 2011 due to mistake or omission;

•	all rights, claims and credits, including all guarantees, warranties, indemnities and similar rights in favor of Bitstream relating solely and exclusively to the Pageflex or the BOLT Products;

•	all accounts receivable and other rights to payment for goods and services payable to Bitstream as of the Separation Date that relate solely and exclusively to the Transferred Assets;

•

all books and records, customers’ and suppliers’ lists, other distribution lists, sales and promotional literature, manuals, customer and supplier correspondence of Bitstream relating solely and exclusively to the Pageflex or BOLT Products;

•	all rights in the trade and service marks and domain names incorporating or based on the names Pageflex or BOLT;

•	all of the outstanding equity of Bitstream Israel Ltd. owned by Bitstream;

•	all licenses, permits, authorizations and approvals from any governmental authority of Bitstream that relate solely and exclusively to the Pageflex or BOLT Products;

•	all credits, deferred charges and prepaid items of Bitstream that relate solely and exclusively to the Pageflex or BOLT Products; and

•	Bitstream’s rights, title and interests in its lease at Bitstream’s corporate offices; and

•	all goodwill associated with the Transferred Assets.

Assumption of Liabilities

Effective on the Separation Date, MSDH assumed the following liabilities from Bitstream (the “Assumed Liabilities”):

•	all liabilities and obligations of Bitstream relating to the Transferred Assets, the Separation and the Pageflex or BOLT Products;

•

any and all taxes, assessments and other governmental charges, duties, impositions and liabilities imposed by any governmental entity, together with all interest, penalties and additions imposed with respect to such amounts, attributable or relating to the Transferred Assets or the Separation;

•	the liabilities of Bitstream under Bitstream equity or other compensation awards;

•	all liabilities reflected as liabilities on MSDH’s unaudited consolidated balance sheet as of June 30, 2011, minus any liabilities that were discharged after such date of the balance sheet; and

•

all liabilities that are primarily related to or primarily arise out of the MSDH business relating to the Pageflex Products or the BOLT Products, or the operation of any business conducted by MSDH, at the Separation Date but are not reflected in MSDH’s balance sheet as of June 30, 2011 due to mistake or omission.

Indemnification

MSDH agreed to indemnify, defend and hold harmless Bitstream, its affiliates and their respective successors and assigns from, against and in respect of any damages, losses, claims or liabilities (including but not limited to reasonable attorneys’ fees) relating to or arising out of MSDH’s failure to satisfy any of the Assumed Liabilities.

Intellectual Property Assignment and License Agreements

On the Separation Date, Bitstream and MSDH entered into two intellectual property assignment and license agreements. One intellectual property assignment and license agreement pertains to the Pageflex Product’s intellectually property (the “Pageflex IPAL”) and the other intellectual property assignment and license agreement pertains to intellectual property related to the BOLT Products (the “BOLT IPAL”).

Pageflex IPAL

Under the Pageflex IPAL, Bitstream assigned certain intellectual property related to the Pageflex Products to us including patents, software, trademarks and other specified assets. Also, certain software that Bitstream continues to own after the Separation Date that is used in connection with the Pageflex Products was licensed by Bitstream to MSDH on a non-exclusive basis. The licenses from Bitstream to MSDH shall be assignable to an acquirer or a successor-in-interest in the event MSDH undergoes a change of control.

BOLT IPAL

Under the BOLT IPAL, Bitstream assigned certain intellectual property related to the BOLT Products to us including patents, software, trademarks and other specified assets. Additionally, certain intellectual property rights that Bitstream continues to own after the Separation Date that are used or could be used in connection with the BOLT Products were licensed by Bitstream to MSDH on a non-exclusive basis. We also have non-exclusively license certain intellectual property rights, which Bitstream assigned to us in the BOLT IPAL, back to Bitstream. The licenses from Bitstream to MSDH are assignable to an acquirer or a successor-in-interest in the event MSDH undergoes a change of control.

Distribution Agreement

Bitstream and MSDH have entered into a Distribution Agreement (the “Distribution Agreement”) that contains the key provisions relating to the Distribution.

Cash to be Transferred to MSDH

On the Distribution Date, Bitstream will provide to MSDH approximately $         million in cash. Prior to the Distribution Date, MSDH will continue to operate as a wholly-owned subsidiary of Bitstream and Bitstream is required to continue to fund all of MSDH’s operating expenses. MSDH believes that the contribution of approximately $         million from Bitstream to MSDH on or about the Distribution Date, together with MSDH’s expected revenue in 2012, will provide MSDH with sufficient working capital through at least September 30, 2012.

The Distribution

On the Distribution Date, Bitstream intends to distribute the shares of common stock of MSDH that Bitstream holds to Bitstream stockholders. Bitstream may, in its sole discretion, change the distribution date. Bitstream intends to consummate the distribution only if the following conditions are met (any of which may be waived by Bitstream):

•	all required government approvals must be in effect; and

•	no legal restraints must exist preventing the distribution.

Termination of the Agreement

Both Bitstream and MSDH must agree to terminate the Distribution Agreement and all ancillary agreements for a termination to be effective at any time between the closing of this offering and the distribution.

Tax Indemnity Agreement

MSDH has entered into a Tax Indemnity Agreement with Bitstream pursuant to which MSDH will indemnify Bitstream on an after tax basis from and against taxes imposed on Bitstream by reason of Distribution of the MSDH stock to the shareholders of Bitstream (including any taxes imposed on Bitstream with respect to indemnity payments made by Bitstream to MSDH pursuant to the Tax Indemnity Agreement). MSDH is not responsible under the Tax Indemnity Agreement for tax liabilities of Bitstream resulting from certain actions taken by Bitstream after the planned merger. Provided that certain requirements are satisfied, MSDH has the right under the Tax Indemnity Agreement to require Bitstream to contest the assertion by a taxing authority of a tax deficiency if MSDH would be required to indemnify Bitstream for such deficiency.

Transition Services Agreement

MSDH has entered into a transition services agreement with Monotype covering the provision of various transitional services, including information technology, data migration, finance, accounting and financial reporting services by MSDH to Bitstream and product support services to be provided by Bitstream to MSDH. All infrastructure hardware and software (including, but not limited to, telecommunications, networks, servers, desktop computers and enterprise applications, unless prohibited by a third party) shall be owned by MSDH. The services to be provided by MSDH to Bitstream will generally be provided at a rate of $100 per hour for the first 80 hours of finance, accounting and financial reporting transition services, and $200 per hour thereafter, and $100 per hour for information technology and data migration services. The transition services agreement will generally have a term of six months from the date of the Distribution.

Merger Agreement

Obligations of MSDH and Bitstream

The Merger Agreement between Bitstream and Monotype requires the Distribution to be completed three business days prior to the Bitstream Merger. Under the Merger Agreement, Bitstream is obligated to use its reasonable best efforts to solicit and obtain stockholder approval of the planned merger and to complete the

Distribution as promptly as practicable. Under the Distribution Agreement, Bitstream and MSDH are obligated to use their reasonable best efforts to have the registration statement of which this prospectus is a part declared effective by the SEC, to complete the registration or qualification of the MSDH shares of common stock under applicable state securities or blue sky laws, and to qualify the MSDH common stock for quotation on the over-the-counter bulletin board.

Options

Immediately prior to the Distribution, each outstanding option to purchase a share of Bitstream common stock (the “Bitstream Options”) shall be divided into (i) one option to purchase a share of Bitstream common stock (each an “Adjusted Bitstream Option”) and (ii) one option to purchase a share of MSDH common stock (each a “New MSDH Option”). Each Adjusted Bitstream Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable equity compensation plan of Bitstream and as provided in the respective option agreements governing such Bitstream Option as of the Distribution Date, except that the exercise price of such Adjusted Bitstream Option will be adjusted as described below. Each New MSDH Option shall be issued under the MSDH Omnibus Stock Incentive Plan, to be established by MSDH prior to the Distribution Date, but shall otherwise be subject to the same terms and conditions as the Bitstream Option as of the Distribution Date, except that the exercise price of such New MSDH Option will be adjusted as described below. In addition, the vesting of all Adjusted Bitstream Options and all New MSDH Options shall be accelerated upon completion of the Bitstream Merger in accordance with the provisions of the Bitstream and MSDH equity compensation plans, as applicable. The New MSDH Option shall be adjusted to the product of the original exercise price of such Bitstream Option multiplied by a fraction, the numerator of which is the estimated enterprise value of MSDH and the denominator of which is the sum of the total consideration in the Bitstream Merger and the estimated enterprise value of MSDH.

The exercise price of the Adjusted Bitstream Options and the New MSDH Options will be determined by allocating the exercise price of the original Bitstream Option between the two new options in proportion to the relative value per share of the stock of the two companies. For this purpose, the value of Bitstream stock will be determined by the price to be paid for each share of Bitstream common stock in the Bitstream Merger, and the value of MSDH stock will be based on the estimated enterprise value of MSDH, which is approximately $1.85 per share. Based upon Bitstream’s balance sheet as of                     , 2011 and our estimates of total transaction costs and certain assumptions about our results of operations through the closing date of the merger, we estimate that the price paid to Bitstream shareholders in the Bitstream Merger will be approximately $         per share. Based on these estimates, an existing Bitstream Option with an exercise price of $         per share will be divided into an Adjusted Bitstream Option and a New MSDH Option, and the exercise price of $         per share will be allocated between the Adjusted Bitstream Option and the New MSDH Option as follows:

Adjusted Bitstream Option Exercise Price	Bitstream Value x Original Exercise Price = Bitstream Value + MSDH Value	$ x $ $ + $1.85	=	$

New MSDH Option Exercise Price	MSDH Value x Original Exercise Price = Bitstream Value + MSDH Value	$1.85 x $ $ + $1.85	=	$

No fractional shares of Bitstream common stock are currently outstanding, and no fractional shares of MSDH common stock will be issued as part of the distribution. Bitstream’s stockholders will not be required to pay any cash or other consideration for the MSDH common stock received in the distribution. The distribution of the MSDH common stock to Bitstream stockholders will, however, have certain material U.S. federal income tax and other consequences, as discussed in this prospectus. Bitstream will pay the costs and expenses incurred in connection with the Distribution.

Each Adjusted Bitstream Option with an adjusted exercise price that is less than the per share merger consideration in the Bitstream Merger will, on the effective date of the Bitstream Merger, be converted into the right to receive an amount in cash from Bitstream equal to the difference between the per share merger consideration and the adjusted exercise price of such Adjusted Bitstream Option upon completion of the Bitstream Merger as provided in the Merger Agreement. Each Adjusted Bitstream Option with an exercise price equal to or greater than the per share merger consideration in the Bitstream Merger will be cancelled on the effective date of the Bitstream Merger without any payment.

Immediately following the Distribution, MSDH intends to filed a registration statement on Form S-8 to register all of the New MSDH Options under the Securities Act.

PRO FORMA CAPITALIZATION

The following table sets forth the capitalization and certain other balance sheet data of MSDH as of September 30, 2011:

•	On an actual basis;

•

On a pro forma basis to give effect to (i) the contribution of cash by Bitstream as contemplated by the Contribution Agreement and (ii) the effect of other transactions contemplated by the Contribution Agreement; and

•	On a pro forma as adjusted basis to give effect to the distribution of one share of common stock of MSDH for each share of Bitstream common stock owned.

The following table should be read in conjunction with our pro forma combined condensed balance sheet, our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	September 30, 2011 (in thousands)
	MSDH Historical	Pro Forma	MSDH Pro Forma, as Adjusted
Cash	$670	$5,272	$5,272

Divisional equity:
Preferred stock, $0.01 par value:
no shares authorized, issued or outstanding, actual; 10,000 shares authorized, no shares issued or outstanding proforma as adjusted	$—	$—	$—
Common stock, $0.01 par value:
no shares authorized, issued or outstanding, actual; 30,500 shares authorized and 10,731 shares issued and outstanding, pro forma as Adjusted	—	—	107
Additional paid-in capital	1,262	1,262	1,155
Accumulated deficit	(42,242)	(42,242)	(42,242)
Contributions from parent company	46,091	50,262	50,262

Total divisional equity	5,111	9,282	9,282

Total capitalization	$5,111	$9,282	$9,282

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

On November 10, 2011, Bitstream transferred and assigned all of the assets and liabilities relating to, arising from or in connection with Bitstream’s Pageflex and Bolt product lines to MSDH, also termed the Separation. Also, on November 10, 2011, the board of directors of Bitstream voted to authorize the distribution of shares of MSDH on a one for one basis to holders of Bitstream common stock owned on             , 2011. The completion of the Separation and Distribution is a condition precedent to the planned Bitstream Merger and must be completed three business days prior to the effective time of the Bitstream Merger.

On June 3, 2010, Bitstream completed the acquisition of certain of the assets of Press-sense Ltd.(“Press-sense”) pursuant to the terms of a Purchase and Sale Agreement dated May 31, 2010 by and among Bitstream, Bitstream Israel Ltd., a wholly-owned subsidiary of MSDH organized under the Laws of Israel and by the court appointed Special Manager of Press-sense LTD, an Israeli company in temporary liquidation under the supervision of the District Court of Haifa.

The purchase price of $6,528,000, including $28,000 of VAT, was paid in cash. Assets purchased include all Press-sense software and know-how and related intellectual property rights (both source code and object code), fixed and tangible assets, trademarks, transferable licenses, and customer data (the “Business Acquired”). Bitstream did not assume any of the known or unknown liabilities of Press-Sense and its subsidiaries.

The unaudited pro forma combined condensed balance sheets and statements of operations, together referred to as the “Pro Forma Financial Statements”, should be read in conjunction with:

•	The accompanying notes to the Pro Forma Financial Statements;

•	The audited financial historical financial statements of MSDH as of and for the year ended December 31, 2010 included elsewhere in this prospectus; and

•	The unaudited historical financial statement of MSDH as of and for the nine months ended September 30, 2011 included elsewhere in this prospectus.

Our unaudited pro forma combined condensed balance sheet gives effect to the Separation, Distribution and Bitstream Merger as if they had occurred on September 30, 2011. Our pro forma combined condensed balance sheet as of September 30, 2011 does not give effect to pro forma adjustments for the acquisition of the assets of Press-sense as the acquisition is already reflected in our balance sheet as of September 30, 2011. Our unaudited pro forma combined condensed statements of operations have been prepared giving effect to the Separation, Distribution and Bitstream Merger as if they had occurred on January 1, 2010 and the acquisition of Press-sense Ltd. as if it had occurred on January 1, 2010. Our unaudited pro forma combined condensed statement of operations for the nine months ended September 30, 2011 gives no effect for pro forma adjustments related to the acquisition of assets of Press-Sense as the acquisition has already been reflected in our historical financial statements for the full period.

The historical financial information for MSDH is derived from the unaudited balance sheet and statement of operations of MSDH as of and for the nine months ended September 30, 2011, and the audited statement of operations for the year ended December 31, 2010, included elsewhere in this prospectus. MSDH will not have operated as a standalone company prior to the Separation, Distribution and Bitstream Merger. The historical MSDH balance sheet generally reflects the financial position of MSDH as if it had been a separate entity as of September 30, 2011. Only those assets and liabilities that were specifically identifiable to the MSDH business or those assets and liabilities that were used primarily by the MSDH business have been included in the balance sheet of MSDH. The MSDH statements of operations reflect revenue directly attributable to the MSDH business as well as costs and expenses that were specifically identified to MSDH. For those costs that were impractical to designate to a business or were shared by the Bitstream business and the MSDH business, primarily general & administrative costs, allocations were made based on the most relevant measure, such as headcount and product line revenue.

The pro forma combined condensed balance sheet includes adjustments for all amounts that will be distributed to MSDH as contemplated by the Contribution Agreement between Bitstream and MSDH. This consists primarily of cash and non-specific assets and liabilities that are being distributed to MSDH. The proforma statements of operations include adjustments to reflect expenses that will be borne by MSDH after consummation of the contribution agreement.

The pro forma financial statements have been prepared based on available information and assumptions that we believe are reasonable and are intended for informational purposes only; they are not necessarily indicative of what the financial position or results of operations actually would have been had the Separation, Distribution, Bitstream Merger or the Press-Sense acquisition occurred at the dates indicated, nor do they purport to project our future financial position or results of operations.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

Unaudited Pro Forma Combined Condensed Balance Sheet

As of September 30, 2011

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical MSDH(1)	Pro Forma Adjustments		MSDH Pro Forma, as Adjusted
ASSETS
Current assets:
Cash and cash equivalents	$670	$4,602	(A)	$5,272
Accounts receivable, net of allowance of $20	668	—		668
Prepaid expenses and other current assets	421	204	(B)	625

Total current assets	1,759	4,806		6,565
Property and equipment, net	1,238	(29)		1,209
Other	233	405	(B)	638
Goodwill	3,297	—		3,297
Intangible assets, net	3,172	—		3,172

Total assets	$9,699	$5,182		$14,881

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$243	$488	(C)	$731
Accrued payroll and other compensation	750	80	(C)	830
Other accrued expenses	277	443	(C)	720
Deferred revenue	2,363	—		2,363

Total current liabilities	3,633	1,011		4,644
Long-term deferred revenue	442	—		442
Long-term deferred rent	513	—		513

Total liabilities	4,588	1,011		5,599

Commitments and contingencies
Divisional equity:
Preferred stock, $0.01 par value:
10,000 shares authorized; no shares issued or outstanding, actual or proforma as adjusted	—	—		—
Common stock, $0.01 par value:
30,500 shares authorized and no shares issued or outstanding, actual; 30,500 shares authorized and 10,731 shares issued and outstanding, pro forma as Adjusted	—	107	(D)	107
Additional paid-in capital	1,262	(107	)(D)	1,155
Accumulated deficit	(42,242)	—		(42,242)
Contributions from parent company	46,091	4,171	(E)	50,262

Total divisional equity	5,111	4,171		9,282

Total liabilities and divisional equity	$9,699	$5,182		$14,881

(1)	As reported in our unaudited consolidated balance sheet as of September 30, 2011.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the nine months ended September 30, 2011

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical MSDH(1)	Pro Forma Adjustments		MSDH Pro Forma, as Adjusted
Revenue:
Software licenses	$2,078	$—		$2,078
Services	4,379	—		4,379

Total revenue	6,457	—		6,457

Cost of revenue:
Software licenses	859	58	(F)	917
Services	1,519	—		1,519

Cost of revenue	2,378	58		2,436

Gross profit	4,079	(58)		4,021

Operating expenses:
Marketing and selling	2,652	36	(F)	2,688
Research and development	5,154	(717	)(F)	4,437
General and administrative	2,453	1,396	(G)	3,849

Total operating expenses	10,259	715		10,974

Operating loss	(6,180)	(773)		(6,953)
Interest and other income, net	36	—		36

Loss before provision for income taxes	(6,144)	(773)		(6,917)
Provision for income taxes	(46)	—		(46)

Net loss	$(6,190)	$(773)		(6,963)

Basic and diluted net loss per share	$(0.60)			$(0.68)

Basic and diluted weighted average shares outstanding	10,242			10,242

(1)	As reported in our unaudited consolidated statement of operations for the nine months ended September 30, 2011.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

Unaudited Pro Forma Combined Condensed Statement of Operations

For the year ended December 31, 2010

(IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

	Historical MSDH(1)	Pro Forma Adjustments		Historical Press- sense(2)	Pro Forma Press-sense Adjustments		MSDH Pro Forma, as Adjusted
Revenue:
Software licenses	$1,964	$—		$2,127	$—		4,091
Services	4,370	—		—	—		4,370

Total revenue	6,334	—		2,127	—		8,461

Cost of revenue:
Software licenses	571	88	(F)	497	122	(H)	1,278
Services	1,750	—			—		1,750

Cost of revenue	2,321	88		497	122		3,028

Gross profit	4,013	(88)		1,630	(122)		5,433

Operating expenses:
Marketing and selling	3,089	39	(F)	939	81	(I)	4,148
Research and development	5,514	(668	)(F)	1,298	—		6,144
General and administrative	2,503	1,673	(G)	505	—		4,681

Total operating expenses	11,106	1,044		2,742	81		14,973

Operating loss	(7,093)	(1,132)		(1,112)	(203)		(9,540)
Interest and other income (loss), net	—	—		(153)	(30	)(J)	(183)

Loss before provision for income taxes	(7,093)	(1,132)		(1,265)	(233)		(9,723)
Provision for income taxes	—	—		—	(15	)(K)	(15)

Net loss	$(7,093)	$(1,132)		$(1,265)	$(248)		(9,738)

Basic and diluted net loss per share	$(0.71)						$(.98)

Basic and diluted weighted average shares outstanding	9,923						9,923

(1)	As reported in our audited consolidated statement of operations for the year ended December 31, 2010.
(2)	As reflected in the Press-sense Ltd. unaudited carve-out statement of operation for the period of January 1, 2010 to June 2, 2010.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Financial Statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS INC.

Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(in thousands)

The unaudited pro forma combined condensed balance sheets and statements of operations reflect the effect of the following pro forma adjustments. Pro forma adjustments reflect only those adjustments which are directly attributable to the transactions and factually determinable.

Pro forma adjustments related to the Separation, Distribution and Bitstream Merger:

(A)	Adjustment to record the cash distributed to MSDH as part of the Separation under the terms of the Distribution Agreement. On or prior to the effective date of the Distribution, Bitstream will provide to MSDH all cash of Bitstream and its subsidiaries less amounts, if any, withheld by Bitstream to pay liabilities of Bitstream accrued through the effective date of the Distribution which are not included as liabilities in the calculation of adjustments to the merger consideration under the Merger Agreement, thereby reducing such merger consideration.

(B)	Adjustment to record the prepaid expense related to Bitstream’s general corporate insurance, prepaid insurance related to the employees of Bitstream who will become MSDH’s employees due to the separation and other adjustments for other current assets and other lon term assets that will be transferred to MSDH as part of the Separation. The unaudited balance sheet as of September 30, 2011 does not include assets and liabilities related to general use corporate assets or general & administrative employees unless utilized primarily by MSDH. Under the terms of the Contribution Agreement, assets and liabilities relating to general use corporate assets and relating to employees in the general and administrative functions will be transferred to MSDH, unless specifically excluded as part of the merger.

(C)	Adjustments to record accrued payroll and compensations for the employees of Bitstream who will become MSDH’s employees under the terms of the Contribution Agreement as well as adjustments to record other current liabilities that will be assigned to MSDH as part of the Separation. The unaudited balance sheet as of September 30, 2011 does not include assets and liabilities related to general use corporate assets or general & administrative employees unless utilized primarily by MSDH. Under the terms of the Contribution Agreement, assets and liabilities relating to general use corporate assets and relating to employees in the general and administrative functions will be transferred to MSDH, unless specifically excluded as part of the merger.

(D)	Adjustment to record the par value of the shares to be issued in the Distribution.

The Company has determined that under the provisions of the Bitstream option plans they are obligated to issue options to existing Bitstream option holders for the purchase of MSDH shares in order that the Bitstream option holders would not be diluted as a result of the planned merger and Distribution. Accordingly, there is no charge for MSDH to record upon issuance of these options, and the Company has not reflected any pro forma adjustment related to the MSDH option issuance in these unaudited pro forma statements.

(E)	Adjustment to record the additional contributions from Bitstream resulting from the Contribution Agreement.

(F)	Adjustments to record costs related to salary and wages, stock option compensation and employee benefits, depreciation expenses and facilities cost for the employees of Bitstream who were shared employees of Bitstream and MSDH but who will become either Bitstream or MSDH employees under the terms of the Contribution Agreement. The unaudited statement of operations for the nine months ended September 30, 2011 and the audited statement of operations for the year ended December 31, 2010 include an allocation of the expenses for shared employees to Bitstream and MSDH. Under the terms of the Contribution Agreement, shared employees, other than those specifically excluded, will become employees of MSDH.

(G)	Adjustments to record additional salary and wages, directors’ compensation, stock option compensation and employee benefits, depreciation expenses and facilities cost for the general and administrative employees of Bitstream who will become MSDH’s employees under the terms of the Contribution Agreement and for the directors of Bitstream Inc. who will become directors of MSDH after the merger. The unaudited statement of operations for the nine months ended September 30, 2011 and the audited statement of operations for the year ended December 31, 2010 include only a portion of the expenses for general & administrative expenses as these were shared employees and directors. Under the terms of the Contribution Agreement, general & administrative employees, other than those specifically excluded, will become employees of MSDH. At the outset, the Board of Directors of Bitstream will serve as directors of MSDH after completion of the Bitstream Merger.

Pro forma adjustments related to the acquisition of assets from Press-sense Ltd.

(H)	Adjustment to record amortization expense of $122 related to the Developed Product Technology. Bitstream recorded $1,410 of Developed Product Technology that is being amortized to Cost of Revenue over a 7.5 year period on a straight-line basis.

(I)	Adjustment to record amortization expense of $81 related to the Customer Relationship asset. Bitstream recorded $2,200 related to Customer Relationships that is being amortized to Sales and Marketing expense over an 11.5 year period on a straight-line basis.

(J)	Adjustment to remove interest and other expense related to Press-sense’s historical debt financing.

(K)	Adjustment to record income tax expenses related to the amortization of goodwill resulting from the acquisition for tax purposes but not book purposes.

BUSINESS

Overview

After the completion of the sale of the Fonts Products resulting from the Bitstream Merger with Monotype, MSDH will continue to conduct the operations of Bitstream with respect to the Pageflex Products and the BOLT Products as follows:

Automated Marketing Communication and Print Production Technologies. The Pageflex® product line enables companies across the globe to communicate their marketing messages more easily and effectively. It is the advanced technology for brand management, web-to-print applications, print automation and sophisticated personalized communications based on customer information. We pioneered flexible variable data software in 1997 and have been a technology innovator in the document customization arena ever since. The platform produces rich, creative, award-winning document designs that look like they were given the individual attention of a graphic designer but were, in reality, created on-the-fly with Pageflex variable publishing technology. Print service providers, marketing service providers, corporate marketers, and publishers use Pageflex Products to ensure design integrity and brand control while empowering local users to customize and personalize print collateral, email campaigns, and 1-to-1 marketing Web sites. Pageflex Persona™ is desktop software that produces personalized print and email documents using data from a database. Pageflex Studio ID is a plug-in to Adobe InDesign for producing personalized print pieces. Pageflex Storefront is a turnkey solution for producing web portals for document customization and online purchasing of print documents. Pageflex Server provides an enterprise solution for high-volume document customization driven by a database or requests from a web site. Pageflex iWay provides business flow automation for printing companies. Pageflex Campaign Manager lets companies develop personal conversations with their customers in print, email, and online. Pageflex PagePop is an app for the iPad that allows users to easily manage PDF documents. Pageflex Products enable companies worldwide to manage, streamline, and automate their document production processes, communicate more personally with their customers, and control their brand and market messaging while enabling their remote employees, franchises, and consumers to use a self-serve model to order customized communications. Pageflex Products are purchased by both corporations and the printing companies that support them, who also use the software to control and track production processes in order to improve their business ROI.

Mobile Browsing Technologies. BOLT® provides a consistent, full desktop-style browsing experience on almost any handset. The BOLT mobile browser offers faithful rendering of Web pages and it is the only browser for mobile phones of all types to support streaming video from popular media sharing sites such as YouTube and MySpace. Compatible with most handsets that support the J2ME or BREW/BMP operating systems, BOLT’s advanced features include video support, W3C based widget support, direct Facebook and Twitter integration, six levels of magnification, international localization, copy/paste, FOTA updates, and additional usability features such as auto-complete url, save page, secure browsing, patented split-screen minimap, password manager, rss subscriptions, automatic socket support, history and keypad shortcuts. BOLT is a WebKit-based cloud computing mobile browser. This cloud computing architecture is the key to BOLT’s capabilities. Web pages are first loaded by the BOLT servers, then transcoded and sent to the BOLT mobile browser client on handsets. This client/server approach maintains the integrity of Web page layouts, reduces packet consumption on data networks, dramatically improves page load speeds, and enables advanced features such as video streaming.

Products and Markets Overview

Automated Marketing Communication and Print Production Technologies

Printing is one of the oldest industries of the world. Over the course of the last twenty years, the printing industry has undergone a revolution, evolving traditional methods of printing to digital technologies. Digital printing technologies provide substantial flexibility in printing services, a wide array of internet applications, economies of scale, the ability to achieve substantial personalization, and newer, more efficient methods of procurement and production. In the past several years, corporate marketing departments have learned to take advantage of the internet as a new marketing medium. These departments are becoming familiar with the qualities and opportunities of the internet as a medium, such as the abilities to update information quickly and easily, to generate content pages dynamically directly from corporate databases, and to personalize the customer experience. At the same time, companies are realizing the increased customer loyalty and profits that result from treating customers as individuals. They recognize the importance of identifying their most valuable customers and lavishing attention on them in a way tailored specifically to their needs. While we saw these trends begin in the United States, we now see the adoption of these techniques in developed and emerging countries worldwide, especially by multi-national corporations. To implement one-to-one communications, marketing communications must be moved from a one-size-fits-all approach to a custom manufacturing model, in which thousands of variations can be produced at low cost. With the advent of high-speed color printers and digital presses, it is no longer cost-prohibitive to print smaller quantities, whether for localized marketing materials (short-run) or for one-to-one personalized materials (a run of one).

Our automated marketing communication and print production products, which are marketed and sold under the Pageflex brand, use intelligent, flexible templates to automatically assemble customized content—logos, imagery, illustrations, and text—in print, bitmap, or HTML formats for production through a wide range of digital print output devices, the web, and e-mail. Pageflex templates are based on the principle of separating document content—raw information—from document design—how the page is laid out, what fonts and colors are used, and how images are sized and positioned. The copyfitting and placement rules, together with permissions that govern user ability to change elements, are built into each design template by the designer. Content providers can modify and add their content with little or no design skill. Document designs originally developed in Quark Xpress can be imported into Pageflex through the use of a Pageflex Xtension that enables documents to be exported to the Pageflex XML data format. Similar capabilities exist for document designs originating in Adobe InDesign or companies can choose to use Pageflex’s line of plug-in products that produce customized documents directly from Adobe InDesign.

In 2010, Bitstream acquired the assets and intellectual property of Press-Sense Ltd., a private, venture-capital funded company in Israel, and integrated the company’s products, customers, and OEM relationships into the Pageflex Products. These products deepen the Pageflex portfolio in the web-to-print space with a particular emphasis on managing the production process and business flow automation in printing companies.

Web-to-print started with the onset of e-commerce in the 1990s. It was defined as a commercial pre-press process that bridged the gap between digital content online and commercial print production. Initially, the electronic (“e”) enablement of business processes concerned the marketing, selling, buying, and production of printed products, and dramatically changed the long-established order of the graphic communications value chain. In the ensuing years, this concept of e-business services has matured and further expanded to encompass a much broader scope of products and services, including:

•	fully-functioning job ordering and specification;

•	job tracking;

•	customizable storefronts;

•	document and template customization with variable data capabilities;

•	multi-channel campaign management;

•	digital asset management;

•	inventory control; and

•	integration with production workflow to streamline operational efficiency.

Based on a robust feature set, these systems are enabling broader multi-channel internet services. Today, we define web-to-print as a browser-based application that facilitates commerce, collaboration, and/or customer service interaction between those who buy print products and those who sell them. Pageflex has developed two leading edge and well-known complementary brands of web-to-print solutions. Pageflex Storefront enables medium and large- size printers and corporate enterprises to grow their businesses by offering new marketing services. Pageflex iWay enables in-plants and small and medium-size printers to increase the production efficiency of their print shop.

The Pageflex Products consist of:

Desktop Applications

Pageflex Persona Cross Media Suite is a desktop software application enabling targeted and personalized content in both print and e-mail. The product incorporates award-winning variable data and cross-media functionality from Pageflex into a desktop application. It is the only desktop application on the market to enable database-driven personalized output in both print and e-mail. Among its compelling features are cross-media capabilities for creating coordinated print and e-mail marketing campaigns, variable-length document capabilities, flexible layouts, and the ability to compose text in more than 60 languages, including Japanese and Chinese. Another key capability is its cross compatibility with Pageflex server-class products, meaning all templates, variables, and projects can be easily reused for web-to-print applications, providing a variety of options for migration and expanded Pageflex configurations.

Pageflex Studio ID is a variable data plug-in for Adobe InDesign CS4 and CS5 enabling the personalization and customization of print documents. Users utilize an additional Pageflex Studio ID palette within InDesign to create variables, business rules, action scripts, and print settings for each data run. The plug-in is also used to prepare customizable templates for use in Pageflex Server and Pageflex Storefront, Bitstream’s award-winning web-to-print offering. It is available on both the Macintosh and Windows platforms.

Server Applications

Pageflex Server is an enterprise-level variable data solution that can be plugged into any workflow. It can be used for offline variable data processing in which orders are taken in through traditional means (email, FTP, etc.) and is also ideal for jobs that run on a regular basis (with updated mail list data). Some Pageflex Server customers use it as the backend variable data print (VDP) engine behind a web-to-print site that they have developed themselves; others use it independent of a web-to-print offering. Companies use Pageflex Server to automate the production of business cards and correspondence, marketing brochures and booklets, advertising and signage, photo books and yearbooks, and much more. Pageflex Server works with both the patented Pageflex NuDoc composition engine, which features flexible documents that adjust dynamically based on the size or shape of the variable content added, or the industry-standard Adobe InDesign Server for the ultimate in graphic design features. Pageflex Server can scale to handle high volumes of jobs, and its robust 24x7 architecture includes server cluster scalability, queue-based load balancing, fail-over protection, centralized licensing and administration, and an extensible platform and APIs for end-to-end workflow integration with existing production and business systems.

Pageflex Storefront, Pageflex’s most popular direct-sale product, provides companies with an easy-to-use online platform for creating, customizing, and distributing all types of documents. Pageflex Storefront saves end users time and money, and gives them brand control, business growth opportunities, and the ability to streamline their internal processes. This turnkey solution includes user account, shopping cart and order management, as well as personalization and customization technology for online document editing. Pageflex Storefront has been installed in over 2,000 applications by more than 500 active customers. Pageflex Storefront was a winner of the prestigious GATF InterTech Technology Award for 2005, which is recognized industry-wide as a mark of excellence and innovation. The judges described the system as “elegant”, “user friendly”, and “amazingly powerful”. Pageflex Storefront has gone on to win numerous other industry awards as we have enhanced the product with capabilities specific to business-to-business and business-to-consumer sites, integrations with third-party print production systems that enable streamlined and automated workflows, and product internationalization. Pageflex Storefront is customizable, allowing companies to give their web site a unique look and feel, a workflow that meets their users’ needs, and the ability to seamlessly integrate it with other systems within their organization, for example a digital asset management system, a CRM system, mail list databases, production workflow systems, or an MIS product.

Similar to Pageflex Server, the document templates offered on the site can be designed using the patented Pageflex NuDoc composition engine or the industry-standard Adobe InDesign Server.

Pageflex SaaS (Software as a Service) is a new offering from Bitstream. It is a fast, easy and cost-effective way for businesses to start reaping the benefits of Pageflex Storefront without making a large financial investment in software, hardware, and IT resources. We host and manage the servers and all of the IT infrastructure work to keep the site up and running. The Basic Option includes the critical features companies need to quickly and easily get started with Web-to-Print:

•	One live store and the administration site to manage it;

•	One demo/staging site that can be used to demonstrate the web-to-print capabilities;

•	Domain and SSL certificate purchase and setup;

•	One copy of Pageflex Studio;

•	Access to our “Getting Started” video training series and full documentation; and

•	Full access to Pageflex’s experienced support team.

We also offer a Quick Start Option that includes everything in the Basic Option and, for an additional fee, the creation and configuration of ten key products to help the company start selling right out of the gate.

Pageflex iWay is a complete end-to-end web-to-print workflow and print management platform. It brings together web-based ordering, pre-press, production and delivery, and fully automates these processes for digital and hybrid print service providers of all sizes. The product increases the capacity of the jobs flowing into the print provider’s production facility, while accelerating throughput, reducing associated labor costs, and automating job management. Pageflex iWay allows the Print Service Provider to create diverse business workflows ranging from simple, 3-click reprint orders for inexperienced users to more sophisticated, customized workflows that can include variable information (VI), approval cycles, cost centers, branded sites, login-dependent launch pads or guest logins, for example. Pageflex iWay increases both buyer loyalty and customer satisfaction, while providing print managers with valuable business data. Pageflex iWay has been installed in over 1,700 applications by more than 700 active customers.

Pageflex Sales Manager is a print management solution that combines MIS, CRM and asset management functionality to manage the job cycle at an affordable price. It enables small commercial print houses and print-on-demand suppliers to take on small jobs with confidence that their profit will not be eaten up by the hassle and costs of print management.

By merging front-end CRM capabilities with back-end billing and fulfillment processes, Pageflex Sales Manager provides an easy to use solution for managing the full business flow. Working together with Pageflex iWay, Pageflex Sales Manager seamlessly integrates offline business flows, such as phone and walk-in orders, with web-based front and back-end system, providing a robust solution for managing the full print business flow. It enables capture of orders from a variety of additional sources, such as a Customer Service Representative, email, phone, fax and walk-in. Pageflex Sales Manager optimizes all print business flows to reduce job handling time and eliminate the problems that can easily occur when business flow and print management are not handled in a systematic way.

Pageflex Sales Manager enhances efficiency and customer communications while also eliminating the costs typically incurred by the need to configure multiple systems and fragmented databases. Enhanced tracking capabilities make it easy to efficiently manage pre-production, production, delivery and billing.

Pageflex Campaign Manager addresses the growing industry trend that requires marketers to show measurable results for all expenditures, while also increasing the company (or product) relationship with each customer. Pageflex Campaign Manager simplifies the process of creating a multi-touch marketing campaign, while providing robust reporting capabilities to track a campaign’s success. It allows marketers to focus on crafting the marketing message, not the mechanism for getting it distributed.

Pageflex Campaign Manager is used to produce printed direct mail, email, and Web microsites, with each of these components being personalized for the individual recipient. The direct mail and email components can contain a personalized URL (pURL) that the recipient can visit online. At the resulting Web microsite the Web content can be personalized and customized for the individual based on demographic or buying information that is known about them. Pageflex Campaign Manager can be used to develop surveys on the Web microsite pages to gather additional information about the customer. An API enables integration with CRM and other business systems. The system can generate follow-up emails to the individual, alerts to the appropriate sales person, and follow-up print mailings. A refer-a-friend feature allows recipients to pass the campaign along to others or for visitors to a website to self-register to be part of the campaign.

Pageflex Campaign Manager includes a password-protected online dashboard where the marketer can view in real-time an accurate, detailed account of the effectiveness of each component used in the multi-touch marketing campaign. Individual recipients are tracked, including how many times they are touched and their responses to online surveys. Overall campaign statistics can be viewed and analyzed.

Associated Software Products

Pageflex NuDoc is an advanced document composition engine based on the principle of separating form from content. Leveraging object-oriented technology, NuDoc is a reusable building block for document processing applications. NuDoc object classes provide an application programming interface (API) that supports the importing, editing, displaying, or printing of electronic documents. One of the important strengths of NuDoc is its ability to dynamically create layout-intensive pages through the import of separate content and style files.

Pageflex Studio is the desktop publishing application that is used to create variable data templates for all NuDoc-based Pageflex server applications. Pageflex Studio is the project management hub where templates are graphically designed, variability is added, flex is assigned to page elements, and production settings are defined.

Pageflex Chart adds beautiful, visually-rich charts to variable data projects. It offers creative freedom with seven of the most common 2D and 3D chart formats and a wide-array of options for customizing the look and feel of each format to compliment the document design in which they will be placed. Pageflex Chart works in conjunction with Pageflex Persona Cross Media Suite, Pageflex Storefront, or Pageflex Server.

We design our automated marketing communication and print production to support technological standards. We are a founding member of the Print On Demand Initiative (PODi), an alliance of key vendors and service providers working in the digital color printing market. PODi members include Canon, Electronics for Imaging (EFI), Hewlett-Packard, Kodak, Konica Minolta, and Xerox. We also actively participate in the PODi standards development group, which has written and released a PPML standard harmonizing the ten vendor-specific proprietary protocols currently used to drive digital presses at high speed into one open standard supporting PostScript and PDF. Our automated marketing communication and print production software, since its inception, has sought to drive all brands of digital printers. With strong input from MSDH, PPML has been adopted as a standard across the industry, and we continue to play a leading role in this standardization program. In February 2007, Pageflex was the industry’s first PPML producer to receive PPML Certification from PODi. In 2010, Pageflex again led the industry by becoming the first authoring application in the market to produce PDF/VT files, the PDF-based document-description format and emerging ISO standard for exchanging variable data publishing jobs.

Product Service and Maintenance

Pageflex is committed to continuous product improvements and innovations. Having been in the market for many years, Pageflex is well aware of market needs and trends, is continuously updating its product offerings and regularly releases service packs several times each year and new product versions every twelve to eighteen months. As of November 30, 2011, we had forty software research and development professionals dedicated to product improvements and innovations. In addition as of November 30, 2011 Pageflex has approximately eighteen customer support professionals dedicated to providing technical support services to both OEMs and end users.

Mobile Browsing Technology

Mobile browsers are a core offering to mobile device manufacturers, operators and software developers throughout the world. Bitstream created the next generation of its mobile browsing technology under the name “BOLT” and released the first version as part of private beta in January 2009. Following this beta, BOLT was launched into public beta in February 2009 to gain additional feedback from potential users and to ensure scalability for mass deployment. BOLT was launched out of beta in October 2009 with the release of BOLT 1.5.

BOLT is a cloud powered mobile browser available for Android (Phones and Tablets), Blackberry, Java, and BREW mobile phones. BOLT’s cloud computing based WebKit architecture offloads much of the heavy lifting of serving web content to the cloud, making it fast and economical for wireless networks. With a host of advanced browsing features including lightning fast streaming video and other advanced media viewing capabilities, BOLT offers the most feature-rich, desktop-style browsing experience to users worldwide. BOLT has always featured tight social networking integration, and BOLT on Android devices improves upon previous versions with the addition of a new social tab, dedicated to Facebook. This tab allows for even faster sharing of websites, blogs, YouTube videos and status updates, without having to login to Facebook each time.

BOLT offers ultra-fast downloads of streaming and flash video allowing users to enjoy YouTube, CNN, MTV, ESPN and more, even if the users’ device does not support Flash videos. By compressing Flash videos with new adaptive streaming technology, BOLT ensures quick and economical video playback even on slow networks.

The BOLT product line includes the following:

•	BOLT™ Browser, a cloud powered WebKit-based browser for mobile phones of all types. Features include all of those described above.

•	BOLT™ Lite, a reduced footprint version of BOLT Browser designed for lower end feature phones with certain features removed.

•	BOLT™ Library SDK, a software developers kit that enables third party applications or software developers to display Web pages within their applications.

In addition to the other achievements of BOLT for 2011, BOLT won “Best Mobile App for Tablet or Smartphone” in the annual 4G World Awards, held during the 4G World conference in October 2011. 4G World is the largest event in the world covering the entire ecosystem of next generation technologies and business models that power the mobile Internet industry.

As of September 30, 2011, BOLT has generated minimal revenue and is not a self-sustaining product.

Sales and Marketing

We manage our sales and marketing efforts from our corporate headquarters in Marlborough, Massachusetts. Sales personnel receive a base salary plus commissions. Our sales and marketing organization focuses on direct sales and marketing activities and on maintaining and expanding reseller and OEM relationships. We also seek to enhance our relationships with existing and potential customers and have training and technical support teams who work with existing and potential customers, resellers, OEMs, and strategic partners to support the sales process and to facilitate the implementation and use of MSDH’s software products and technologies.

We promote our products through (1) attendance and exhibition at major industry trade shows, (2) participation in tradeshow booths and sales events sponsored by our OEMs and strategic partners for our browsing and automated marketing communication and print production technologies, (3) participation in several standards committees, (4) public relations efforts to secure editorial coverage in industry and business publications, websites, and blogs, (5) advertising in industry publications and on related websites, (6) engaging in direct marketing activities including print, email and web marketing campaigns, (7) sponsorship and delivery of webinars, (8) the Pageflex website, (9) entry into industry awards competitions, (10) social media participation and outreach, such as product blogs, Facebook, and Twitter, (11) executive speaking engagements and (12) through search engine optimization and search engine marketing.

Pageflex iWay products are sold primarily through OEMs, including Xerox and HP. Pageflex’s dedicated staff assists OEMs in marketing and sales of iWay through the OEMs’ own sales and distribution channels. Storefront is sold in the US directly to end users, and through resellers. In Europe Storefront is sold through VARs and resellers. Heidelberger Druckmaschinen AG (Heidelberg) (FWB: HDD) signed a worldwide OEM software agreement under which Heidelberg will license the Pageflex Storefront web-to-print product, associated technologies from the Pageflex product line, and custom development. Heidelberg will market the turnkey OEM product worldwide under the name Prinect Web-to-Print Manager. As of November 30, 2011, MSDH employs approximately fourteen dedicated sales and marketing employees, dedicated to Pageflex, in support of its own and its partners’ activities.

MSDH also is increasing its Pageflex presence in international markets. In addition to adding more full time sales and marketing staff directly employed by MSDHP, MSDH is planning to open Pageflex offices and establish sales and service teams in China and Europe. Pageflex has OEM and referral agreements with suppliers in the printing industry, including Xerox, HP, Heidelberg and Oce, which have significant market share with respect to the world’s total print equipment manufacturing capacity.

The principal objective of our marketing strategy for our automated marketing communication and print production technologies is to continue to expand awareness of our on-demand marketing software products among web-to-print providers, digital service and print providers, corporate marketing departments, design firms, advertising agencies, direct mail houses, and other corporations and end users; to encourage existing customers to make additional investments in Pageflex Products and services; and to increase sales through existing OEM channels and to develop new OEM channels. The principal objective of our marketing strategy for our mobile browsing technologies is to increase brand awareness and improve our browsing products. This strategy enables licensing deals with OEMs and wireless carriers. We also are focused on making BOLT available for use with other internet connection devices such as tablets or internet televisions.

The Pageflex Products also send regular email communications to approximately 3,500 customers and prospects that have opted-in to receive this mail. “Content” is a monthly email newsletter and “Tips & Bits” is an email that provides focused advice on succeeding with Pageflex Products. We plan to continue these marketing efforts in the future and, as new opportunities arise, we intend to evaluate other marketing approaches.

Customers and Partners

As of December 31, 2010, Pageflex Storefront has been sold primarily in North America. In 2011, MSDH has been broadening Pageflex Storefront localization to ten foreign languages which we expect to release during the first half of 2012.

One Pageflex customer accounted for 22% of MSDH’s revenue for period ended September 30, 2011. No customer accounted for 10% or more revenue for the years ended December 31, 2010 or 2009. From time to time, product sales to a specific customer during a fiscal quarter may constitute more than 10% of our revenue for such quarter. At September 30, 2011, three customers accounted for 22%, 18% and 14% of our accounts receivable. At December 31, 2010, no customer accounted for 10% or more of our accounts receivable. At December 31, 2009, two customers accounted for 12% each of our accounts receivable. We continue to broaden our customer base through expanded product offerings and increased marketing efforts. Revenue by geographic area is included in the Notes to the Consolidated Financial Statements enclosed herewith.

We license our mobile browsing technologies to mobile operators, device manufacturers, corporations and end users, as appropriate. We license our automated marketing communication and print production products directly to web-to-print providers, print service providers, marketing services companies, advertising agencies, and major corporations, and indirectly through resellers, OEM, and strategic partners. We intend to continue to broaden our customer base through increased marketing efforts, by developing relationships with systems integrators, OEMs, and partners, and by introducing new product offerings and third party integrations that expand the use of our products and the markets which they serve.

Research and Development

We are committed to developing innovative software to enhance communications. The majority of our resources are committed to advancing our automated marketing communication and print production technologies to meet the needs of an expanding market. To accomplish these goals, we have invested, and expect to continue to invest, significant resources in research and development.

Our research and development activities produced the following:

•

BOLT 2.3. Bitstream released the latest commercial version of the BOLT browser. Building on the popularity of BOLT beta’s best-of-breed page rendering, fast page load speeds, integration with social networking sites and video support, version 2.3 added user-requested features such as HTML5 audio streaming, inline text editing, cloud-based backup of customer’s favorites and the addition of Ustream.tv to the long international list of popular Flash video sites supported by BOLT. In November 2010, we also announced that BOLT browser is available with complete Indic language support.

•

BOLT Lite. BOLT Lite contains all the essential features of the BOLT mobile browser, retaining BOLT’s feature-rich functionality, best-of-breed download speeds and desktop PC-style page layout. BOLT Lite’s 150KB package was optimized for entry-level devices by eliminating BOLT’s non-critical features such as landscape orientation settings, inline videos, transport protocol settings, copy-paste operations, favorites organization, inline editing, find in page feature, and 3XL magnification.

•	BOLT™ Library SDK, a software developers kit that enables third party applications or software developers to display Web pages within their applications.

•

PDF/VT support, a PDF-based document-description format that is optimized for production of variable-data documents and will allow faster and more efficient production and consistent quality in the production of variable data documents. PDF/VT is a new International Organization for Standardization (ISO) industry standard for exchanging variable data jobs with digital presses. Pageflex was the first authoring application to come to market with PDF/VT output capabilities.

•

Pageflex 7.7 brought enhancements to all server-based Pageflex Products. The majority of the new functionality was within the Pageflex Storefront product, including support for being able to offer multi-channel campaigns created in Pageflex Campaign Manager within Storefront. This release also improved font handling, allowing users to manage fonts for a specific project or deployment instead of using Windows font management. Pageflex Storefront 7 introduced new image handling tools, including the ability for users to crop uploaded images, and to automatically preflight uploaded images to verify resolution, color space, and file format. In addition, support for VAT-style tax-inclusive pricing was enhanced—an important feature for an international audience. Finally, a number of extensions were rolled into the core product, an ongoing effort that will continue to improve product features and stability, and the Adobe PDF library was updated to version 9.1.

•

Pageflex SaaS. After concluding a pilot program in 2010 we introduced Pageflex SaaS, a software as a service offering for the web-to-print market. We signed our first customers in the first quarter of 2011 and started to recognize revenue in the second quarter. Although SaaS revenue is not yet material we expect SaaS revenue and customer acquisition to increase during 2012. Based on Pageflex Storefront, this is a new a comprehensive service, which provides users with the tools, technology and expertise they need to quickly and easily expand their business by selling customized documents and items online. Pageflex hosts the software and manages all of the IT infrastructure. Users subscribe to the service on a monthly basis and have access to a full range of services, including online web catalogs (business-to-business and business-to consumer), full e-commerce capabilities, and an add-on “Quick Start” option in which Pageflex does the initial site design and configuration of key products in the web-to-print storefront.

•

Pageflex Product Integrations. Integrations of third party products with our Pageflex Products continue to provide additional functionality to our customers’ applications. In 2010, we completed the following third party integrations:

•

Enhanced an existing Pageflex Storefront integration with the PrintStream fulfillment management system to enable customers to send mixed orders of print-on-demand and fulfillment items directly from Pageflex Storefront to PrintStream via the flexible API developed by Pageflex.

•	An integration that lets customers quickly and easily extract data from their Salesforce Customer Relationship Management (CRM) system for use in their projects in Pageflex Storefront.

•

An extension that gives customers the ability from within Pageflex Storefront to access, purchase, and download mailing lists from LeadsPlease, a provider of mailing leads sourced by Experian, the respected global information services company.

•

Added payment support in Pageflex Storefront for PayPal Express Checkout, Payments Standard, and Google Checkout. Customers are redirected from Pageflex Storefront to the chosen payment vendor’s site to enter credit card information. This alleviates compliance issues for the merchant and moves them to the payment vendor.

•

Included support for Payflow Pro, Authorize.Net, and other custom payment modules within a new budget extension for Pageflex Storefront that allows the user to pay for an order by using partial budget funds and partial credit card payment.

During the years ended December 31, 2009 and 2010 and through the nine months ended September 30, 2011, the Company recorded research and development expenses of $3,273, $5,514 and $5,154, respectively.

Our current research and development strategy is focused on several enhancements to our existing products, updating our products to deliver them in new markets and through new access points, integrating our products with each other and with third party products, and developing new software products to deliver to our customers. In the summer of 2011, we began globalizing our products for ten different languages covering a multitude of locales in Asia, Western and Eastern Europe, and Latin America. This process involves localization of the products and a new family of features that cover the needs of multi-lingual and multi-currency deployments. We are making important evolutionary enhancements to the product line including adding support for social media, multi-digital formats, introducing new APIs, and adding new capabilities around multichannel marketing. Our leadership in Mobile-to-Print applications in our space continues with development underway for business-to-business and business-to-consumer applications for Apple and Android mobile devices. During the coming year, we will be introducing a whole new set of capabilities for our OEM partner Heidelberg and we will continue to aggressively update our integrations with HP and Xerox through our OEM offerings.

Competition

Pageflex competes with approximately twenty service providers with offerings of end-to-end solutions and integration services that include on-demand publishing tools. These solutions in turn compete with solutions created by our customers. Pageflex Server, Pageflex Storefront, Pageflex SaaS, and Pageflex iWay are server-based enterprise applications targeted at the customized print or web-to-print segment of the on-demand publishing market, while Persona Cross Media Suite and Pageflex Studio ID are desktop products for database-driven print and HTML email production. Rapid technological developments and frequent product introductions characterize this market. Competitive solutions also include VDP and Web-to-print products bundled with digital presses, or integrated with print-shop management systems in the print provider market. In the corporate market, competitive solutions, especially for Pageflex Campaign Manager, include those integrated with marketing campaign management, email marketing, and CRM strategies. Participants in this market compete based on functionality, price, service, customizability, and interoperability with other e-publishing solutions and components. Pageflex competitors include EFI, MindFire, and XMPie. Recently this market has seen some consolidation with major digital press vendors adding software solutions to their product portfolios, including Xerox Corporation, which owns Pageflex competitor XMPie, the Kodak InSite product, and Hewlett Packard with their SmartStream product line (which OEMs the Pageflex iWay product). This is a trend that may continue and change our competitive landscape. Another trend is the increase in the number of Software-as-a-Service (“SaaS”) offerings in the web-to-print space. Here Pageflex SaaS and our licensed server applications compete with Online Print Solutions, Red Tie, and Printable. In addition, we may face new competition from emerging products and technologies. We believe our automated marketing communication and print production products compete favorably based on rich feature sets, ease of use, long-term cost of ownership, stability, scalability, customer service and support, and customer satisfaction.

BOLT competes with the browsing solutions offered by a wide variety of companies, including large software companies and small companies focused solely on the mobile browsing market. Our mobile browser competitors include Opera Software ASA, Access Co., Ltd., SkyFire Labs, Inc, InfoGin, and Novarra (now owned by Nokia). We believe BOLT compares favorably against these competitors’ mobile browsing products primarily because of its page rendering quality, page load speed, streaming video support, widget support, direct Facebook and Twitter integration, ease-of-use, ability to access a wide variety of websites and the browser’s WebKit-based cloud computing technology, which provides many advantages, the most important being user experience, speed and security. Our cloud computing architecture also gives BOLT a high degree of compliance with open HTML standards, making fast and full-featured mobile web browsing possible.

We believe that the principal competitive factors affecting all of our products include product features and functionalities such as scalability, ease of integration, ease of implementation, ease of use, quality, and performance, as well as price, customer service and support, and effectiveness of sales and marketing efforts. Although we believe that we currently compete effectively with respect to such factors, there can be no assurance that we will be able to maintain or improve our competitive position against current and potential competitors.

Intellectual Property

We rely on a combination of trade secret, copyright, patent, and trademark laws and contractual restrictions to establish and protect proprietary rights in our technology. We are party to confidentiality and invention assignment agreements with our employees, and, when obtainable, enter into non-disclosure agreements with our suppliers, distributors and others so as to limit access to, and disclosure of, our proprietary information. There can be no assurance that these statutory and contractual arrangements will prove sufficient to deter misappropriation of our technologies or that our competitors will not independently develop non-infringing technologies that are substantially similar to or superior to our technology. The laws of certain foreign countries in which our products are or may be developed, manufactured or licensed may not protect our products or intellectual property rights to the same extent as do the laws of the United States and make the possibility of piracy of our technology and products more likely. We believe that, because of the rapid pace of technological change in the software and electronic commerce markets, legal protection for our products will be a less significant factor in our future success than the knowledge, ability and experience of our employees, the frequency of product enhancements and our ability to satisfy our customers.

Our policy is to apply for U.S. patents and seek copyright registration for our technology and seek trademark registration of our marks from time to time when management determines that it is competitively advantageous and cost effective to do so. We have been granted ten patents by the United States Patent and Trademark Office, three for certain aspects or applications of MSDH’s TrueDoc technology, one for our DocLock technology,, one for our Pageflex technology, and three for our BOLT/ThunderHawk browsing technology. Furthermore, multiple U.S., PCT, EPO, and Japanese patent applications are in process for some of MSDH’s newer technologies. Bitstream®, BOLT®, TrueDoc®, T2K®, Pageflex®, and Cyberbit® are federally registered trademarks of MSDH. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

Employees

As of November 30, 2011, MSDH employed 132 people, including 16 in sales and marketing, 18 in customer support and consulting, 758 in research and development, and 23 in general and administrative functions. Of our 132 employees, 130 are full-time and 2 are part-time. These include 36 full-time employees and one part-time employee based in our office in Israel, and 39 full-time employees based in our office in India. Of the 130 full-time employees, 31 are shared resources between MSDH and Bitstream. We also retain consultants from time to time to assist us with particular projects. We believe that our future success will depend in part on our ability to attract, motivate and retain highly qualified personnel. None of our employees is represented by a labor union and we have not experienced any work stoppages. We consider our employee relations to be good.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our results of operations and financial position should be read in conjunction with the Consolidated Financial Statements and related notes to those financial statements that are included elsewhere in this prospectus as well as the information contained under “Business” and “Risk Factors”. The consolidated financial statements of MSDH generally reflect results of operations, financial position and cash flows of the operations as if MSDH had operated as its own entity rather than a component of Bitstream. Accordingly the financial statements include, among other things, allocations of certain Bitstream expenses (primarily general & administrative costs) using the allocation methodology described in Note 1 of the Notes to the Consolidated Financial Statements. The consolidated financial statements do not reflect the effects of the actual contribution of assets and liabilities contemplated in the Contribution Agreement or any changes that may occur in the financing and operations of MSDH as a result of the Contribution or Distribution Agreements. This discussion and analysis may contain forward-looking statements that involve risks and uncertainties. You should review the “Risk Factors” section of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements described in the following discussion and analysis.

EXECUTIVE OVERVIEW

On November 10, 2011, the Board of Directors of Bitstream authorized the Separation and Distribution of the Pageflex and Bolt Products from Bitstream to MSDH. On                     , the Board of Directors of Bitstream fixed              as the record date to distribute to its stockholders on a pro rata basis all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MSDH. MSDH consists of the business of the Pageflex and BOLT Products and was formed in conjunction with Bitstream’s planned merger (the “Bitstream Merger”) with and acquisition by Monotype Imaging Holdings Inc., a Delaware corporation (“Monotype”). The completion of Separation and Distribution are conditions precedent to the Bitstream Merger and the Distribution must be completed at least three business days prior to the completion of the Bitstream Merger. The Separation, Distribution and Bitstream Merger will be consummated because management and the Board of Directors of Bitstream believe that it is in the best interest of shareholders to separate and allow for the merger of Bitstream’s business relating to its OEM and retail font and font technology products with Monotype.

MSDH is a software development company focused on bringing innovative and proprietary software products to a wide variety of markets. Our core software products include mobile browsing technologies and variable data publishing, Web-to-print, and multi-channel communications technologies.

Automated Marketing Communication and Print Production Variable Technologies. The Pageflex® product line enables companies across the globe to communicate their marketing messages more easily and effectively. It is the advanced technology for brand management, web-to-print applications, and sophisticated personalized communications based on customer information. We pioneered flexible variable data software in 1997 and have been a technology innovator in the document customization arena ever since. The platform produces rich, creative, award-winning document designs that look like they were given the individual attention of a graphic designer but were, in reality, created on-the-fly with Pageflex variable publishing technology. Print service providers, marketing service providers, corporate marketers, and publishers use Pageflex Products to ensure design integrity and brand control while empowering local users to customize and personalize print collateral, email campaigns, and 1-to-1 marketing Web sites. Pageflex Persona™ is desktop software that produces personalized print and email documents using data from a database. Pageflex Studio ID is a plug-in to Adobe InDesign for producing personalized print pieces. Pageflex Storefront is a turnkey solution for producing web portals for document customization and online purchasing of print documents. Pageflex Server provides an enterprise solution for high-volume document customization driven by a database or requests from a web site. Pageflex iWay provides business flow automation for printing companies. Pageflex Campaign Manager lets companies develop personal conversations with their customers in print, email, and online. And finally, Pageflex Chart works with these Pageflex Products to add dynamic charts and graphs to print documents. Pageflex Products enable companies worldwide to manage, streamline, and automate their document production processes, communicate more personally with their customers, and control their brand and market messaging while enabling their remote employees, franchises, and consumers to use a self-serve model to order customized communications. Pageflex Products are purchased by both corporations and the printing companies that support them, who also use the software to control and track production processes in order to improve their business ROI.

We market our products and acquire our customers through a variety of sources including participation in industry trade shows, trade association sponsorships, online marketing, including search engines and advertising on online networks and other websites, and other marketing efforts, relationships with our partners, referrals from our growing customer base, general brand awareness and the inclusion of a link to our website in the footer of the emails sent by our customers.

Mobile Browsing Technologies. BOLT provides a consistent, full desktop-style browsing experience on almost any handset. Based upon MSDH’s ThunderHawk technology, BOLT was released into private beta in January 2009, launched into public beta in February 2009, and launched out of beta in October 2009 with the release of BOLT 1.5. As part of MSDH’s strategy to build market awareness through rapid market penetration, Bitstream gave BOLT away for free to consumers through an extensive viral marketing campaign. The BOLT mobile browser offers faithful rendering of Web pages and it is the only browser for mobile phones of all types to support streaming video from popular media sharing sites such as YouTube and MySpace. Compatible with most handsets that support the J2ME or BREW/BMP operating systems, BOLT’s advanced features include W3C based widget support, direct Twitter integration, six levels of magnification, international localization, copy/paste, FOTA updates, and additional usability features such as auto-complete url, save page, secure browsing, patented split-screen minimap, password manager, rss subscriptions, automatic socket support, history and keypad shortcuts. BOLT is a WebKit based cloud-computing mobile browser. This cloud -computing architecture is the key to BOLT’s capabilities. Web pages are first loaded by the BOLT servers, then transcoded and sent to the BOLT mobile browser client on handsets. This client/server approach maintains the integrity of Web page layouts, reduces packet consumption on data networks, dramatically improves page load speeds, and enables advanced features such as video streaming.

Our business strategy focuses on expanding both our direct sales effort as well as expanding our relationships with our OEM and reseller channels. We are also focused on improving our product offerings and expanding our market share.

Certain Financial and Operating Metrics

In connection with the ongoing operation of our business, our management regularly reviews key financial and operating metrics, such as revenue, gross margin, expenses, and capital expenditures, among others. Management considers these financial and operating metrics critical to understanding and improving our business, reviewing our historical performance, comparing our performance versus other companies and identifying current and future trends, and for planning purposes.

Certain Trends and Uncertainties

The following represents a summary of known trends and uncertainties which could have a significant impact on our financial condition and results of operations. This summary should be considered along with the factors discussed under the headings “Risk Factors” and “Forward-Looking Statements” elsewhere in this prospectus.

•

On November 10, 2011 we completed the separation from Bitstream in connection with Bitstream’s planned merger with Monotype. We may experience disruption in our business related to the separation from Bitstream including, but not limited to, attention and time spent on the Separation, Distribution and planned merger, our common utilization of integrated information system and financial reporting infrastructure with Bitstream and the assignment of material contracts to us for which some of the parties may not consent to the assignment. If we experience significant disruption as a result of these or any other factors related to the Separation, Distribution and planned merger, our financial results could be adversely impacted.

•

The Pageflex and Bolt product activities were conducted by Bitstream as a whole and integrated with the Fonts Products activities. Our historic financial information may not be representative of our results as a separate company.

•

We continue to closely monitor current economic conditions, particularly as they impact our customers. We believe that our customers continue to experience some amount of economic hardship. If this economic hardship continues or worsens, our financial results could be adversely impacted.

•	We continue to develop new products and new versions of our existing product offerings. Failure to develop and launch new products and versions could negatively impact our financial results.

CRITICAL ACCOUNTING POLICIES

MSDH has identified the policies below as critical to its business operations and the understanding of its results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout this Management’s Discussion and Analysis of Financial Condition and Results of Operations where such policies affect MSDH’s reported and expected financial results. Note that our preparation of this prospectus requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Allocation Methodologies:

The financial statements of MSDH have been derived from the financial statements of Bitstream Inc. utilizing the following methodologies: the MSDH balance sheet generally reflects the financial position of MSDH as if it had been a separate entity as of September 30, 2011. Only those assets and liabilities that were specifically identifiable to the MSDH business or those assets and liabilities that were used primarily by the MSDH business, such as our leased facilities in the US, have been attributed and included in the balance sheet of MSDH. The MSDH statements of operations reflect revenue directly attributable to the MSDH business. Cost of revenue, research and development, and sales and marketing departments have historically been product specific and thus have been primarily assigned to MSDH based on product line information. Certain general and administrative (“G&A”) items that could be specifically identified and allocated, including amortization of intangibles, were allocated. Other general expenses that could not be specifically identified to a product line were allocated based on the most relevant measure, such as head count and product revenue. Certain assets that were used by both Bitstream and MSDH were assigned to MSDH as the primary user of the assets. MSDH charges Bitstream a fee, approximating fair value, for the use of these assets. The fee is netted with the expenses of MSDH in the Statement of Operations and was not material for the nine months ended September 30, 2011 (unaudited) or the years ended December 31, 2010 and 2009. MSDH’s operating results historically have been included in Bitstream’s consolidated U.S. and state tax returns. The provision for income taxes in MSDH’s financial statements has been determined on a separate-return basis.

There is significant judgment in determining the allocation of income, expense, and attribution of assets and liabilities. Management believes that the methodologies used in the allocation are reasonable.

Revenue Recognition

We derive revenue from the license of our software products, and from consulting and support and maintenance services. Primarily, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered or services have been provided, the fee is fixed or determinable, and collection of the fee is probable.

Multiple-element arrangements

We recognize revenue under multiple-element arrangements using the residual method when vendor-specific objective evidence (“VSOE”) of fair value exists for all of the undelivered elements under the arrangement. Under the residual method, the arrangement consideration is first allocated to undelivered elements based on vendor-specific objective evidence of the fair value for each element and the residual amount is allocated to the delivered elements. Arrangement consideration allocated to undelivered elements is deferred and recognized as revenue when the elements are delivered, if all other revenue recognition criteria are met. We have established sufficient vendor-specific objective evidence for the value of our training and maintenance services, based on the price charged when these elements are sold separately. VSOE of the fair value of maintenance services is supported by substantive renewal rates within customer contracts.

License Revenue

We receive and recognize licensing fees and royalty revenue from: (1) Original Equipment Manufacturer (“OEM”) customers for page composition technologies; (2) direct and indirect licenses of software publishing applications for the creation, enhancement, management, transport, viewing and printing of electronic information; (3) direct sales of custom design and consulting services to end users such as graphic artists, desktop publishers, corporations and resellers; and (4) sales of publishing applications to foreign customers primarily through distributors and resellers.

We recognize license revenue from the resale of our products through various resellers. Resellers may sell our products in either an electronic format or CD format. Revenue is recognized if collection is probable, upon notification from the reseller that it has sold the product, or for a CD product, upon delivery of the software.

Revenue from end user product sales is recognized upon delivery of the software, net of estimated returns and allowances, and when collection is probable.

Service Revenue

Professional services include custom design and development, and training. We recognize professional services revenue under software development contracts as services are provided for per diem contracts or by using the percentage-of-completion method of accounting for long-term fixed price contracts. Provisions for any estimated losses on contracts are made in the period in which such losses become probable. There are no amounts accrued at the balance sheet dates presented.

We recognize revenue from support and maintenance agreements ratably over the term of the agreement.

Deferred revenue includes unearned software support and maintenance revenue, and advanced billings for unrecognized revenue from contracts.

Cost of revenue from software licenses consists primarily of hosting costs, amortization of intangibles related to the iWay product, and costs to distribute the product, including the cost of the media on which it is delivered. Cost of revenue from services consists primarily of costs associated with customer support, consulting and custom product development services.

We generally warrant that our products will function substantially in accordance with documentation provided to customers for approximately 90 days following initial delivery. We have not incurred any material expenses related to warranty claims.

Stock-based Compensation

We account for stock-based compensation in accordance with authoritative guidance. Under the fair value recognition provisions of this guidance, stock-based compensation cost is measured at the grant date based on the fair value of the award, net of an estimated forfeiture rate, and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. All assumptions used in valuing our stock option grants and estimating our forfeiture rate are based on the historical information and assumptions used by Bitstream.

We currently use the Black-Scholes option pricing model to determine the fair value of stock options and awards. Inputs into the pricing model represent the inputs used by Bitstream based on their historical experience. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model is affected by Bitstream’s stock price as well as assumptions regarding a number of complex and subjective variables. These variables include Bitstream’s expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rate and expected dividends.

We estimate the expected term of options granted by calculating the average term from Bitstream’s historical stock option exercise experience. We estimate the volatility of our common stock by Bitstream’s historical volatility. We base the risk-free interest rate that we use in the option pricing model on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term on the options. Bitstream did not anticipate paying any cash dividends in the foreseeable future and therefore the expected dividend yield was zero in the option pricing model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. We use Bitstream’s historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest.

If factors change and we employ different assumptions for estimating stock-based compensation expense inclusive of assumption based on MSDH factors in future periods or if we decide to use a different valuation model, stock-based compensation expense in future periods may differ significantly from what we have recorded in the current period and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, characteristics not present in our option grants and awards. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair values of our stock-based compensation. Consequently, there is a risk that our estimates of the fair values of our stock-based compensation awards on the grant dates may bear little resemblance to the actual values realized upon the exercise, expiration, early termination or forfeiture of those stock-based payments in the future. Certain stock-based payments, such as employee stock options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair values originally estimated on the grant date and reported in our financial statements. Alternatively, value may be realized from these instruments that are significantly higher than the fair values originally estimated on the grant date and reported in our financial statements. There currently is no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

The application of these principles using authoritative guidance may be subject to further interpretation and refinement over time. There are significant differences among valuation models, and there is a possibility that we will adopt different valuation models in the future. This may result in a lack of consistency in future periods and materially affect the fair value estimate of stock-based payments. It may also result in a lack of comparability with other companies that use different models, methods and assumptions.

Impairment of Goodwill and Other Long-Lived Assets

Under authoritative guidance, goodwill is not amortized, but is required to be reviewed annually for impairment or more frequently if impairment indicators arise. For purposes of testing impairment, MSDH has determined it has one reporting unit. Therefore, goodwill is tested for impairment based upon an enterprise wide valuation. We conducted impairment testing as of each balance sheet date presented in the consolidated financial statements and determined that there was no impairment. Although none of the goodwill was impaired, there can be no assurance that, in the future, a material impairment charge will not be required.

Whenever events or changes in circumstances indicate that the carrying amounts of a long-lived asset may not be recoverable, we review these assets for impairment. If the future undiscounted cash flows are less than the carrying amount of that asset, impairment exists. We recognize an impairment loss based on the excess of the carrying amount over the fair value of the assets. Fair value is normally assessed using a discounted cash flow model. We believe that, as of each balance sheet date presented, none of our long-lived assets were impaired.

Accounts Receivable

We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from customers and maintain a provision for estimated credit losses based on our historical experience and any specific customer collection issues that we identify. While such credit losses have historically been within our expectations and appropriate reserves have been established, we increased these reserves throughout 2009 as the downturn in the global economy affected our customers and made collections from certain customers difficult. In 2010, we wrote-off several accounts against a substantial portion of the 2009 reserves. We did not record significant additional reserves during 2011 or 2010. We cannot guarantee that our credit loss rates will not worsen or that we will experience credit loss rates approximating those that we have experienced in the past.

Software Development Costs

We incur costs to develop computer software to be licensed or otherwise marketed to customers. Research and development costs are expensed as incurred, except for costs of internally developed or externally purchased software that qualify for capitalization. Development costs for software to be sold externally incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized over the expected life of the related products.

Income Taxes

MSDH’s operating results historically have been included in Bitstream’s consolidated U.S. and state tax returns. The provision for income taxes in MSDH’s financial statements has been determined on a separate-return basis, under which a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to reverse.

As part of the process of preparing consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that we will recover our deferred tax assets from future taxable income and, to the extent we believe recovery unlikely, we must establish a valuation allowance. To the extent we establish a valuation allowance or increase this allowance in a period, we must include an expense within the tax provision in the statement of operations. Determination of our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets requires significant management judgment. We have fully reserved against our tax assets in all jurisdictions due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward and foreign tax credits, before they expire. We base our valuation allowance on our estimates of taxable income by jurisdiction in which we operate and the period over which our deferred tax assets will be recoverable. The determination of the valuation allowance requires us to make estimates, which we cannot guarantee will prove to be accurate.

OVERVIEW

RESULTS OF OPERATIONS (in thousands, except percentages and per share amounts)

Revenue and Gross Profit:

	Nine Months Ended September 30,				Change
	2011	% of Revenue	2010	% of Revenue	Dollars	Percent
				(Unaudited)
Revenue
Software licenses	$2,078	32%	$1,147	26%	$931	81%
Services	4,379	68	3,229	74	1,150	36

Total revenue	6,457	100%	4,376	100	2,081	48
Cost of Revenue
Software licenses	859	13	372	9	487	131
Services	1,519	24	1,317	30	202	15

Total cost of revenue	2,378	37	1,689	39	689	41

Gross Profit	$4,079	63%	$2,687	61%	$1,392	52%

	Year Ended December 31,				Change
	2010	% of Revenue	2009	% of Revenue	Dollars	Percent
Revenue
Software licenses	$1,964	31%	$2,890	40%	$(926)	(32)%
Services	4,370	69	4,318	60	52	1

Total revenue	6,334	100	7,208	100	(874)	(12)

Cost of Revenue
Software licenses	571	9	307	4	264	86
Services	1,750	28	1,820	25	(70)	(4)

Total cost of revenue	2,321	37	2,127	29	194	9

Gross Profit	$4,013	63%	$5,081	71%	$(1,068)	(21)%

License Revenue

We recognize license revenue from direct sales and licensing agreements of our products and products from third parties, licensing agreements with OEMs and ISVs, and from the resale of our products through various resellers. We recognize reseller revenue on a sell-in basis and bear no obligation after the license has been delivered to the reseller.

The increase in revenue from software licenses for the nine months ended September 30, 2010 to the nine months ended September 30, 2011 primarily resulted from sales of the iWay product acquired from Press-Sense in June 2010 of $871 and to an increase in sales of our Pageflex Storefront product of $177 partially offset by a decrease in sales of our Pageflex Server products. iWay products were available for sale for nine months in 2011 versus seven months in 2010 and we have seen an increase in OEM royalties for units shipped since the acquisition of the iWay product line. We continue to be affected by the global economic downturn, as are our customers. However, with the stabilization of the iWay product, the localization of the Pageflect Storefront product and our increase in sales and marketing resources, we expect our revenue to increase during the next year as compared to 2010 and the first nine months of 2011.

The decrease in revenue from software licenses for the year ended December 31, 2010 from the year ended December 31, 2009 was attributable to decreases across all of our product lines from both resellers and direct sales. These decreases were partially offset by increased license revenue of $248 that resulted from sales of the iWay product acquired from Press-Sense in June 2010. Decreases in software license revenue from resellers were primarily due to a decrease in customer acquisition by resellers of our publishing product line. We were affected by the global economic downturn, as were our customers, including various OEMs and ISVs who report product royalties on shipments of their products.

The decrease in revenue from software licenses for the year ended December 31, 2009 of $1,442 or 33% as compared to the year ended December 31, 2008 was attributable to decreases across all of our products and from both direct sales and resellers. The net decrease in direct and reseller revenue was due primarily to the global economic downturn.

Service Revenue

Service Revenue for the nine months ended September 30, 2011 increased from service revenues in the nine months ended September 30, 2010 primarily due to support contracts for the iWay product of $882 and an increase in consulting services engagements related to the Pageflex Storefront product, which increased revenue for consulting services by $147 for the nine months ended September 30, 2011 as compared to the same period in 2010. Other product services revenue for customer support, consulting, custom design and training services were generally flat year over year. The increase in iWay support revenue is due to the buildup of deferred support revenue from increased customer sales and OEM royalties during the prior year. We expect the revenue from support contracts to continue to increase for the remainder of 2011 and into 2012. Consulting, graphic design and training services vary with specific requirements of customers and may be affected more by economic concerns as customers may delay design changes, custom development and training. We are not able to determine at this time how these economic concerns will impact our service revenue during the remainder of 2011.

Revenue from services increased for the year ended December 31, 2010 from the year ended December 31, 2009, primarily due to increases in revenue from customer support contracts for the iWay product of $57, partially offset by a small decrease in consulting, customer design and training. Consulting, custom design and training services vary with specific requirements of customers and may be affected more by economic concerns as customers may delay design changes, custom development and training. Customer support from our other products was generally flat from 2009 to 2010.

The decrease in revenue from services of $277 or 6% for the year ended December 31, 2009 as compared to the year ended December 31, 2008 was due to decreases in consulting, custom design and training services. Service revenue from maintenance and support contracts was generally flat from 2008 to 2009. Consulting, custom design and training services vary with specific requirements of customers and may be affected more by economic concerns as customers may delay design changes, custom development and training.

Cost of Revenue

Cost of revenue includes hosting costs, royalties and fees paid to third parties for the license of rights to technology, costs incurred in the fulfillment of custom orders, costs incurred in providing customer support, maintenance and training, and costs associated with the duplication, packaging and shipping of products. Cost of revenue also includes amortization of acquired-technology from the acquisition of assets from Press-Sense Ltd starting in 2010.

Cost of License Revenue

The increase in cost of license revenue for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010 was primarily related to the inclusion of hosting costs for the browsing product in 2011 of $366. Browser hosting costs were included in Research and Development in 2010 as we had yet to monetize our free user base and provide hosting services to carrier and device manufacturers. In addition, cost of licenses increased due to an additional $78 of amortization of the iWay technology acquired in June 2010 as part of Press-sense Ltd acquisition. We also incurred increased support infrastructure costs for our browsing product line during the nine month period ended September 30, 2011. Quarterly results may vary based upon the mix of products sold during any particular quarter.

The increase in cost of license revenue for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily due to the amortization of the iWay technology acquisition in June 2010 of $110.

The decrease in cost of license revenue for the year ended December 31, 2009 of $75 or 20% as compared to the year ended December 31, 2008 was primarily due to decreased royalty costs from decreased sales of third party products.

Cost of Service Revenue

The increase in cost of services revenue for the nine months ended September 30, 2011, as compared to the same period in 2010 was primarily due to increased salary and related expense associated with the Israel office established in June 2010 and to a reduction in the internal allocation of resources charged to research and development projects, resulting in higher cost of services expense. Our cost of services infrastructure has remained relatively constant during 2011 and we expect our variable costs to increase as the demand for these services increases and also with the addition of support and consulting services for the iWay product which was acquired as part of the acquisition of the Press-Sense Ltd. assets. We expect our cost of services revenue as a percentage of revenue to increase to approximate the level attained during 2010.

The decrease in cost of services revenue for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily due to a decrease in consulting services personnel including the reassignment of several consultants to research and development staff positions starting in the second half of 2009 and continuing throughout 2010. Our cost of services infrastructure remained relatively constant during 2010.

The decrease in cost of services revenue for the year ended December 31, 2009 of $152 or 8%, as compared to the year ended December 31, 2008 was primarily due to a decrease in commissions and bonuses for customer consulting and support personnel, decreases in travel and consulting services and an increase in the internal allocation of resources charged to research and development projects for the year ended December 31, 2009 resulting in lower cost of services expense.

Operating Expenses:

	Nine Months Ended September 30,				Change
	2011	% of Revenue	2010	% of Revenue	Dollars	Percent
	(Unaudited)
Marketing and selling	$2,652	41%	$2,203	50%	$449	20%
Research and development	5,154	80	3,840	88	1,314	34
General and administrative	2,453	38	1,807	41	646	36

Total operating expenses	$10,259	159%	$7,850	179%	$2,409	31%

	Year Ended December 31,				Change
	2010	% of Revenue	2009	% of Revenue	Dollars	Percent
Marketing and selling	$3,089	49%	$2,950	41%	$139	5%
Research and development	5,514	87	3,273	45	2,241	68
General and administrative	2,503	40	1,522	21	981	64

Total operating expenses	$11,106	176%	$7,745	107%	$3,361	43%

Marketing and Selling (“M&S”) Expense

Marketing and selling (“M&S”) expense consists primarily of salaries and benefits, commissions, travel expense and facilities costs related to sales and marketing personnel, as well as marketing program-related costs. The increase in M&S for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010 related primarily to an increase in professional marketing services and consulting, an increase in salary related costs and an increase in amortization partially offset by a decrease in advertising costs. Professional services increased by $186 primarily due to iWay sales consulting. Salary related costs increased by $200 primarily due to the addition of sales and marketing personnel associated with the iWay product acquired in June 2010. Amortization increased by $80 primarily due to the amortization of iWay acquired customer lists. Advertising and marketing expense decreased by $69 primarily due to a decrease in tradeshow expenses in 2011. The decrease in trade show costs versus the prior year was due to attendance at the large IPEX publishing tradeshow held in the UK during August 2010, which will next be held in 2014. We expect that our M&S expense will increase in both absolute dollars and as a percentage of revenue during the remainder of 2011, as commissionable sales increase and as we invest in new sales and marketing resources.

The increase in M&S expense for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily the result of an increase in travel, an increase in professional marketing services and consulting, an increase in amortization of iWay intangibles and an increase in advertising and marketing activities partially offset by a decrease in salary related costs. The increases in travel of $121 and marketing activities of $99 were primarily the result of increased tradeshow participation during 2010. Increased amortization of $112 related to the acquisition of assets of Press-Sense Ltd. in 2010. Salaries and benefits decreased by $222 due to temporary decrease of sales and marketing personnel.

The decrease in M&S expense for the year ended December 31, 2009 of $693 or 19% as compared to the year ended December 31, 2008 was primarily the result of a $353 decrease in employee salaries and benefits due to temporary headcount reduction and decreased commissionable sales, a decrease of $210 in advertising and marketing activities due primarily to the decrease in tradeshow participation during 2009, and a $96 decrease in professional marketing services and consulting costs. The decrease in tradeshow costs was primarily affected by the absence of the Drupa tradeshow during 2009. Drupa is held once every four years and was last held during 2008 in Düsseldorf, Germany.

Research and Development (“R&D”) Expense

Research and development (“R&D”) expense consists primarily of salary and benefit costs, contracted third-party development costs, and facility costs related to software developers and management. R&D expense increased for the nine months ended September 30, 2011, as compared to the nine months ended September 30, 2010 primarily due to an increase in salaries and benefits. Salary related expense increased by $1,144 primarily related to the addition of R&D personnel for the iWay product as well as for additional headcount added in India during 2010. These increases are partially offset by the inclusion of browser hosting costs in cost of revenue in 2011. These costs were included as R&D expense in 2010, as MSDH had yet to monetize its free user base and provide hosting services to carrier and device manufacturers. We expect our development efforts and R&D expense to increase as compared to 2010 both in absolute dollars and as a percentage of sales during 2011.

R&D expense increased for the year ended December 31, 2010 as compared to the year ended December 31, 2009 due primarily to increased salary related costs and facilities allocations as well as an increase in professional services and subcontractors. Salary related expense increased by $1,580 due primarily to the increased resources related to the acquisition of the iWay products from Press-Sense Ltd. in June of 2010 as well as increased resources in our India office. Facilities costs increased by $306 primarily as a result of the increased personnel, including IT and communication costs for the BOLT Products. Professional services and subcontractors increased by $117.

The decrease in R&D expense for the year ended December 31, 2009 as compared to the year ended December 31, 2008 of $199 or 6% was primarily the result of a decrease in professional services of $258 and a decrease in expendable equipment costs of $23 partially offset by an increase in facilities costs of $102 due to increases in R&D headcount at our offices, which resulted in higher percentage of facility costs being charged to R&D.

General and Administrative (“G&A”) Expense

G&A expense consists primarily of salaries, benefits, and other related costs including travel and facility expenses for finance, human resource, legal and executive personnel, legal and accounting professional services, provision for bad debts, directors fees and director and officer insurance. G&A expense increased for the nine months ended September 30, 2011 as compared to the nine months ended September 30, 2010 primarily due to an increase in salary related costs of $674, partially offset by a decrease in professional service fees of $137. A significant contributor to the salary increase was due to the resignation and related severance for our former CEO as well as an increase in salaries and benefits in the Israel office established in June 2010. We expect that G&A expenses, other than those associated with the resignation agreement, will remain at similar levels for the remainder of 2011.

G&A expense increased for the year ended December 31, 2010 as compared to the year ended December 31, 2009 due to the increased resources added by the acquisition of the iWay product from Press-Sense Ltd. in June of 2010. The professional services fees increase of $671 included approximately $438 in acquisition costs from the Press-Sense acquisition as well as an increase in professional services. The remainder of the increase in G&A for the year ended December 31, 2010 as compared to the year ended December 31, 2009 was primarily the result of a net increase in G&A personnel of approximately $210 and travel related expenses of $123. These increases were partially offset by a decrease of bad debt expense of $146.

The increase in G&A for the year ended December 31, 2009 of $178 or 13% as compared to the year ended December 31, 2008 was primarily the result of an increase in bad debt expense of $149 and an increase in professional services expenses of $81 which included fees related to Sarbanes-Oxley 404 internal controls documentation and testing. These increases were partially offset by a decrease of $86 in salary and benefits which was primarily due to the suspension of our bonus program for 2009 due to the effect on MSDH of the global economic downturn.

Other Income, Net:

	00,0,000	00,0,000	00,0,000	00,0,000	00,0,000	00,0,000
	Nine Months Ended September 30,
			(Unaudited)		Change
	2011	% of Revenue	2010	% of Revenue	Dollars	Percent
Interest and other income, net	$36	1%	$—	—%	$36	100%

	000000	000000	000000	000000	000000	000000
	Year Ended December 31,				Change
	2010	% of Revenue	2009	% of Revenue	Dollars	Percent
Interest and other income, net	$—	—%	$9	—%	$(9)	(100)%

Other income consists primarily of interest income allocated from Bitstream and foreign currency transactions gains or losses.

Provision for Income Taxes:

	00,0000	00,0000	00,0000	00,0000	00,0000	00,0000
	Nine Months Ended September 30,
			(Unaudited)		Change
	2011	% of Revenue	2010	% of Revenue	Dollars	Percent
Provision for income taxes	$46	1%	$—	—%	$46	100%

	00,00000	00,00000	00,00000	00,00000	00,00000	00,00000
	Year Ended December 31,				Change
	2010	% of Revenue	2009	% of Revenue	Dollars	Percent

Provision for income taxes	$—	—%	$31	—%	$(33)	—%

The provision for income taxes consists of foreign taxes. In 2011, foreign tax was income tax in Israel. In 2009, the foreign tax was primarily related to India.

LIQUIDITY AND CAPITAL RESOURCES (dollar amounts in thousands)

At September 30, 2011, our primary source of liquidity comes from our cash and cash equivalents of $670.

The Pageflex and BOLT products historically have been funded directly through the conduct of our operations as a component of Bitstream. Through September 30, 2011 and for the year ended December 31, 2010, we incurred net losses of $6,190 and $7,093, respectively. Bitstream contributed capital of $5,434 and $12,493 for the nine months ended September 30, 2011 and the year ended December 31, 2010, respectively. As of September 30, 2011, we had a working capital deficit of $1,874.

Our operating activities used cash during the nine months ended September 30, 2011 and 2010 of $4,579 and $3,729, respectively. The increased usage of cash during the nine months ended September 30, 2011 as compared to the same period in 2010 resulted primarily from an increased net loss of $1,027 partially offset by an increase in the add-backs of non-cash expense items of $99. Net cash used by operations for the years ended December 31, 2010 and 2009 was $5,177 and $2,256, respectively. The increased usage of cash in operations for the year ended December 31, 2010 consisted primarily of an increased net loss of $4,407 partially offset by an increase in cash generated from working capital accounts of $1,243 and an increase in the add-backs of non-cash expense items of $243 primarily related to the amortization of intangible assets obtained in the Press-Sense acquisition. Cash used in operating activities has historically been affected by the amount of net loss, changes in working capital accounts and add-backs of non-cash expense items such as depreciation and amortization and the expense associated with stock-based awards.

Cash used by investing activities during the nine months ended September 30, 2011 and 2010 was $786 and $6,597, respectively. Cash used in investing activities during the nine months ended September 30, 2011 consisted of the capitalization of internally developed software of $554, the purchase of property and equipment of $217 and additions to intangible assets of $15. Cash used in investing activities for the nine months ended September 30, 2010 consisted of cash paid for the acquisition of assets of Press-Sense of $6,528, the purchase of property and equipment of $49 and the additions of intangible assets of $20. Cash used in investing activities during the years ended December 31, 2010 and 2009 was $6,715 and $487, respectively. Cash used in investing activities in 2010 consisted of cash paid for the acquisition of assets of Press-Sense of $6,528, the purchase of property and equipment of $165 and the additions of intangible assets of $36 partially offset by proceeds from the sale of property and equipment of $14. Cash used in investing activities in 2009 consisted of the purchase of property and equipment of $462 and the addition of intangible assets of $25.

Our financing activities for the nine months ended September 30, 2011 and 2010 provided cash of $5,434 and $10,636, respectively. Financing activities for the years ended December 31, 2010 and 2009 provided cash of $12,493 and $2,743, respectively. Cash provided by financing activities consists entirely of contributions from Bitstream.

We conduct our operations in leased facilities. In June 2009, we entered into a ten-year lease agreement for 27,000 square feet of office space with the right of first refusal on an additional 4,000 square feet in a building located in Marlborough, Massachusetts. This lease agreement commenced September 1, 2009 and obligates us to make minimum lease payments plus our pro-rata share of future real estate tax increases and certain operating expense increases above the base year. The lease payments began after three (3) free months of rent and increase approximately 2% per annum. The total commitment under the lease is approximately $5,390, net of a tenant allowance of $411. We record rent expense on a straight-line basis, taking into consideration the free rent period, the tenant allowance received at the outset of the lease, and annual incremental increases to the lease payments. This lease agreement also required us to obtain a Letter of Credit in the amount of $136 to be in place through October 31, 2019, which we collateralized with a certificate of deposit classified as a long-term restricted asset on our Balance Sheet.

In January 2011, Bitstream Israel Ltd., wholly-owned subsidiary of MSDH, entered into a thirty-six (36) month lease agreement in Caesarea, Israel. This lease agreement commenced April 15, 2011 and obligates us to make semi-annual payments including service taxes. Our total financial commitment during the thirty-six (36) month lease period is approximately $384 U.S. dollars. This lease agreement also required us to obtain a bank guarantee backed by our cash deposits in the amount of approximately $56 U.S. dollars to be in place through May 14, 2014. The bank guarantee is classified as a long-term restricted asset on our Balance Sheet.

We will be utilizing approximately 50% of the square footage of the Marlborough, Massachusetts headquarters after the decrease in personnel associated with the contemplated Bitstream Merger. Management anticipates a reduction in operating costs through the elimination of certain fixed costs, including, without limitation, the possible sub-letting or returning to the landlord of the unutilized space that currently exists. However, there can be no assurance that management will be successful in implementing these cost cutting plans or that such plans will be successful or, if successful, how long they will take.

The future minimum annual lease payments under our leased facilities and equipment as of December 31, 2010, excluding any rent income of MSDH, and including the Israel lease signed in January 2011, are as follows:

Operating leases:

2011	$641
2012	657
2013	671
2014	556
2015	570
Thereafter	2,182

Total	$5,277

In June 2011, the Company entered into an agreement with Net-Translators LLC with an estimated fee structure of $835, payable in installments upon completion of milestones specified in the agreement. Net-translators will provide software development services related to the localization of our Storefront product into ten languages. As of September 30, 2011, the Company paid $488, with an estimated $347 remaining commitment which is expected to be paid during the remainder of 2011. The contract has no specific term and is enforceable until completion, which is anticipated to be before April 2012. Either party may cancel the contract for an unremedied material breach by the other party or if the other party becomes bankrupt. If we sunsequently cancel, reduce in scope or frustrate (by act of omission) the agreement, except for in the case of a material breach, the full price of the agreement shall remain payable unless otherwise agreed to in advance.

The consolidated financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. MSDH’s long-term viability is dependent on its ability to generate sufficient product revenue, net income and cash flows from operations to support its business as well as its ability to obtain additional financing, if needed. Management’s plans also include reducing operating costs and delaying certain expenditures if necessary to maintain the Company’s liquidity. The Separation from Bitstream Inc. may disrupt our business and management, negatively affecting our business, operating results or financial condition and may cause other risks to the Company. MSDH has suffered recurring losses from operations and has a working capital deficit as of September 30, 2011 (Unaudited) and, for its liquidity, has relied on contributions from Bitstream. As of September 30, 2011 (Unaudited), MSDH had accumulated contributions of $46.1 million from its parent company.

Bitstream has a cash balance of $ 3.2 million and investment balance of $6.6 million as of September 30, 2011 . The cash and investments include $5.6 million corporate bonds, $0.9 million government bonds and $0.3 million money market funds and certificates of deposits, which are all measured at fair value and classified within Level 1 and Level 2 of the fair value hierarchy. Under the terms of the Distribution Agreement, from and after the Separation Date through and as of the Distribution Date, Bitstream is required to fund the operating expenses of MSDH. On or about the Distribution Date, Bitstream will contribute approximately $          million to MSDH.

Based on the Bitstream funding commitment from the Separation Date through the Distribution Date, and the expected $          million capital contribution from Bitstream to MSDH on or about the Distribution Date, management believes that MSDH’s cash as of the Separation Date and the Distribution Date together with cash generated from future operations and funds and contributions from Bitstream are, and will be, sufficient to meet its working capital and capital expenditure requirements through at least September 30, 2012. There can be no assurance, however, that MSDH will not require additional financing in the future if funds from future operations or estimated expenses differ materially from those amounts estimated by management. If we were required to obtain additional financing in the future, there can be no assurance that sources of capital would be available on terms favorable to us, if at all. In addition, MSDH and Bitstream have entered into certain ancillary agreements in connection with the Separation and Distribution that provide for indemnification of Bitstream with respect to certain liabilities of the Pageflex and BOLT Products contributed to MSDH. See “Arrangements Between Bitstream and MSDH.”

Potential Indemnification Obligations

We enter into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual any time after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated fair value of these agreements is minimal, but we can provide no assurance that payments will not be required under these agreements in the future.

RECENT ACCOUNTING PRONOUNCEMENTS

Recent Accounting Pronouncements Not Yet Adopted

In June 2011, the Financial Accounting Standards Board issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. This guidance is effective for us on January 1, 2012. Early adoption is permitted. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption will not have an effect on our consolidated financial statements.

In September 2011, the Financial Accounting Standards Board issued guidance which simplifies how companies test goodwill for impairment. The amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in goodwill accounting standard. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. MSDH does not expect the new guidance to have a material effect on our consolidated financial statements.

MANAGEMENT

The following table lists the names, ages and positions of all directors and executive officers of MSDH as of January 17, 2012, the date of the applicable stockholder and/or board action electing such directors and officers, all of whom shall serve as the directors and executive officers of Bitstream until the Distribution Date. There are no family relationships between any director or executive officer and any other director or executive officer of MSDH. Executive officers serve at the discretion of the Board of Directors.

Name	Age	Position
Raul K. Martynek(3)	45	Chairman of the Board of Directors
Amos Kaminski	81	Director
Jonathan H. Kagan(1)(2)	54	Director
Melvin L. Keating(1)(2)	64	Director
Pinhas Romik	65	President and Chief Executive Officer
James P. Dore	53	Executive Vice President and Chief Financial Officer
Costas Kitsos	50	Vice President of Engineering

(1)	Member of the Nominating and Corporate Governance Committee of Bitstream.
(2)	Member of the Audit Committee of Bitstream.
(3)	Member of the Compensation Committee of Bitstream.

Raul K. Martynek has been a director of Bitstream since his election on May 27, 2010 and beginning on the separation date he will serve as the chairman of the board of directors of MSDH. Mr. Martynek has been CEO and a Director of Voxel Dot Net, Inc., a provider of hybrid cloud hosting and managed services since January 2011. He has served as a director of Broadview Networks Holdings, Inc. (“Broadview”), a network-based business communications provider, since August 2007 and Smart Telecom, a Dublin, Ireland-based fiber competitive local exchange carrier, or CLEC, since December 2009. From May 2008 to December 2009, he served as a Senior Advisor to Plainfield Asset Management, where he advised on investment opportunities in the telecommunications sector and advised the boards of portfolio companies on strategic and tactical initiatives. Mr. Martynek served as the Chief Restructuring Officer of Smart Telecom from January 2009 to December 2009. He was President and Chief Executive Officer and a director of InfoHighway Communications Inc. (“InfoHighway”), a CLEC, from November 2003 to July 2007. InfoHighway was acquired by Broadview in May 2007. From March 1998 to November 2003, Mr. Martynek was Chief Operating Officer of Eureka Networks (“Eureka”), a telecommunications company, which acquired InfoHighway in August 2005. From December 1995 to March 1998, he served as an Executive Vice President of Gillette Global Network, a non-facilities based telecommunications carrier that merged with Eureka in 2000. Mr. Martynek received a B.A. in Political Science from SUNY-Binghamton and a Master in International Finance from Columbia University School of International and Public Affairs. The Nominating and Corporate Governance Committee determined that Mr. Martynek is qualified to serve as a director of MSDH because he possesses particular knowledge and experience, including prior operational and leadership experience in the technology industry.

Amos Kaminski was elected as Chief Executive Officer of Bitstream on an interim basis effective May 1, 2011, and beginning on the Separation Date he will serve as a director of MSDH. He has been Chairman of the Board of Bitstream since August 2010 and a director of Bitstream since 1985 and a director of MSDH since July 2011. He was previously Chairman of the Board of Bitstream from 1991 through 1996. Mr. Kaminski founded Interfid Ltd., a venture capital firm, in 1984 and has served as its President and on its Board of Directors since its formation. Mr. Kaminski is also the founder, President and Chairman of the Board of Directors of AFA Asset Services, Inc., a private real estate asset management company, and Chairman of the Board of Directors of Interfid Capital, Inc. The Nominating and Corporate Governance Committee determined that Mr. Kaminski is qualified to serve as a director of MSDH because he possesses particular knowledge and experience in financial markets and the software industry, as well as, specific knowledge and experience in MSDH’s industry and markets of operation.

Jonathan H. Kagan has been a director of Bitstream since his appointment in February 2010 and beginning on the Separation Date will serve as a director of MSDH. Since January 2006, Mr. Kagan has been a Managing Principal of Corporate Partners LLC and in addition until February 2009, Mr. Kagan was also a Managing Director of Lazard Alternative Investments LLC. Previously, since 1990 and including the period over the last five years, Mr. Kagan was a Managing Director of Corporate Partners I, and of Centre Partners Management LLC, which managed the Centre Capital Funds. Over the last five years, Mr. Kagan has served on the Board of Directors of Gevity HR. He began his career in the investment banking division of Lazard in 1980 and became a General Partner in 1987. At Lazard, Mr. Kagan helped head the corporate finance and capital markets areas. Mr. Kagan received an M.A. from Oxford University and an A.B. from Harvard College. The Nominating and Corporate Governance Committee determined that Mr. Kagan is qualified to serve as a director of MSDH because he possesses particular knowledge and experience in financial markets and with several industries including the software industry.

Melvin L. Keating has been a director of Bitstream since his election on May 27, 2010 and beginning on the Separation Date will serve as a director of MSDH. Mr. Keating has served as a consultant to various private equity firms since October 2008, and has served as a director of various corporations as described below. From October 2005 through October 2008, Mr. Keating was President and CEO of Alliance Semiconductor Corp., in Santa Clara, CA, a worldwide manufacturer and seller of semiconductors (Nasdaq). From April 2004 through September 2005 he was EVP, CFO and Treasurer of Quovadx Inc. in Denver, CO (Nasdaq). He is currently a director of Red Lion Hotels (NYSE); API Technologies (Nasdaq); and Crown Crafts (Nasdaq). Mr. Keating holds both an MS in Accounting and an MBA in Finance from the Wharton School at the University of Pennsylvania. He also holds a BA in Art History from Rutgers University. The Nominating and Corporate Governance Committee determined that Mr. Keating is qualified to serve as a director of MSDH because he possesses particular knowledge and experience, including prior operational and leadership experience in the software industry.

Pinhas Romik has served as the Bitstream’s General Manager of Pageflex since March 2011 and beginning on the Separation Date he will serve as the president and chief executive officer of MSDH. Mr. Romik is not currently an officer or director of any other U.S. public company. Mr. Romik has extensive experience in marketing electronic products and services in the U.S., Europe and the Far East. From February 2009 until the present, Mr. Romik has served as a director of VIRS Photonics. From November 2008 to December 2010, Mr. Romik served as a director of BZeek Inc. From January 2006 to November 2008, Mr. Romik served as the chief executive officer of Skill Poker LTD. In 2004, Mr. Romik founded Duplicate (2007) Inc., an online poker site. In 2000, Mr. Romik founded Duplicate.com (formerly e-bridge, Inc.)., at the time the largest bridge tournament site on the internet, which he sold in 2004. In 1992, Mr. Romik founded RDC Communications, a wireless data communications company with sales over 20 countries. From 1992 through the sale of RDC to Marconi Communications in 1999, Mr. Romik served in various management positions at RDC, including President & CEO, and Executive Director. From 1974 to 1992 Mr. Romik worked at various engineering and management positions for Tadiran Electronics Industries, then the largest Israeli electronic company. At his last position at Tadiran, Mr. Romik was General Manager of its Communications Systems Division, designing, manufacturing and selling military and civilian communications and computer equipment. Mr. Romik also currently serves as Vice-President of the Israel-Poland Chamber of Commerce, as a member of two important Polish economic forums, and manages several Polish green energy projects in agriculture, solar energy, and bio-energy. Mr. Romik has a B.S. degree in Physics from Tel Aviv University.

James P. Dore has served as Bitstream’s Chief Financial Officer since March 2003, and beginning on the Separation Date will serve as the executive vice president and chief financial officer of MSDH. From June 1999 to March 2003, he served as Bitstream’s Corporate Controller. From January 1997 to June 1999, Mr. Dore served as Corporate Controller at Celerity Solutions Inc. a developer and marketer of supply chain and warehouse management business software. He also served as Celerity’s Chief Financial Officer and Treasurer from April 1999 to June 1999. Mr. Dore has over 20 years of service in various senior financial positions, is a C.P.A. (Illinois) and holds a B.S. degree, with distinction, from Clarkson University.

Costas Kitsos has been Vice President of Engineering at Bitstream since November 1999, and beginning on the Separation Date he will serve as Vice President of Engineering of MSDH. Mr. Kitsos heads engineering for the Pageflex automated marketing communication and print production software products and also serves as the principal architect. From October 1998 to November 1999, he served as Director of Research and Development of Bitstream. From November 1996 to October 1998, he was a Senior Software Engineer at Bitstream. Mr. Kitsos is a veteran software developer with over 15 years experience in type and publishing application development. From May 1987 to November 1996, Mr. Kitsos headed IconWorks, which developed award winning type applications and offered consulting services on end user programs and graphical user interfaces. He holds a Masters degree from the University of California, Los Angeles.

Independence of our Board of Directors

MSDH’s By-laws provide that the members of the Board of Directors will be elected at the annual meeting of the stockholders, or at a special meeting of the stockholders in lieu thereof, and that each director shall hold office until his or her successor shall have been elected and qualified, or until his or her death, or until he shall have resigned, or have been removed as provided in the By-laws.

Our by-laws further provide that our Board of Directors shall consist of not less than one nor more than ten directors, the exact number of directors to be fixed from time to time by our Board of Directors. Our Board of Directors currently is comprised of four directors, including three independent directors. The board of directors determined that Mr. Kaminski is not independent by virtue of his service as chief executive officer of Bitstream.

Board of Directors—Board Leadership Structure and Role in Risk Oversight

Structure

The members of the Board of Directors are elected annually to serve until their successors have been elected and qualified, or until the earlier of their death, resignation or removal.

MSDH has separated the roles of Chief Executive Officer and Chairman of the Board. MSDH believes that the separation of these roles permitted the Chairman of the Board to focus on oversight of its long-term corporate development goals and strategic issues, thereby enabling the Chief Executive Officer to focus on executing Bitstream’s business plan and overseeing the day to day performance of the other executive officers. MSDH will re-assess its leadership structure after the completion of the Distribution and related transactions to determine whether any modifications are necessary or appropriate based on relevant facts and circumstances.

The MSDH Board of Directors will conduct an annual self-evaluation in order to determine whether it and its committees are functioning effectively. As part of this self-evaluation, the board evaluates whether the current leadership structure continues to be optimal for MSDH and its stockholders.

Risk Oversight

The MSDH Board of Directors has oversight of its risk management program working directly with senior management, who are responsible for internal risk management. The Audit Committee has oversight responsibility for risk identification and prioritization process and Sarbanes-Oxley Act of 2002 compliance program. The Compensation Committee has oversight of risk considerations with respect to compensation programs, including working directly with senior management to determine whether such programs improperly encourage management to take risks relating to the business and/or whether risks arising from our compensation programs are reasonably likely to have a material adverse effect on MSDH. MSDH’s senior management, subject to board oversight, is responsible for ensuring that the risk management program, comprised of strategic, operational, financial and legal risk identification and prioritization, is reflected in MSDH’s policies and actions. Senior management, subject to board oversight, also is responsible for day-to-day risk management and implementation of company policies, with monitoring and testing of company-wide policies and procedures overseen by the Audit Committee. The Board of Directors believes that this shared oversight structure is appropriate for MSDH.

Board Committees and Meetings of the Board of Directors

The Board of Directors has a standing Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee. Each committee’s charter is available free of charge through the Corporate Governance link on MSDH’s at http://www.pageflex.com/corporate/investor, or by sending your request in writing to the Corporate Secretary, Marlborough Software Development Holdings Inc., 500 Nickerson Road, Marlborough, MA 01752-4695. Each committee conducts an annual assessment to determine whether it has sufficient information, resources and time to fulfill its obligations and whether it is performing its obligations. Under the MSDH Corporate Governance Guidelines, each committee may retain experts to assist it in carrying out its responsibilities. The Board of Directors has determined that each of the members of the Audit Committee, Compensation Committee, and the Nominating and Corporate Governance Committee are “independent” as required by applicable laws and regulations.

The Board of Directors and executive management believe that good corporate governance is important to ensure that MSDH is managed for the long-term benefit of its stockholders. The Board of Directors and executive management team have been reviewing and will continue to review corporate governance policies and practices for compliance with applicable regulations and will continue to compare those policies and practices to those suggested by various authorities in corporate governance and the practices of other public companies.

Audit Committee

The Audit Committee consists of Messrs.             ,              and             ,              with              as its chairman. The Audit Committee reviews our accounting practices, internal accounting controls and financial results and oversees the engagement of our independent registered public accountants. The Audit Committee also oversees management’s performance of its duties with respect to maintaining the integrity of our accounting and financial reporting and our systems of internal controls, the performance and qualifications of the independent accountants (including the independent accountant’s independence), and our compliance with legal and regulatory requirements. The Audit Committee establishes procedures, as required under applicable law, for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls and the confidential and anonymous submission by employees and others regarding questionable or possibly fraudulent actions or activities. The Audit Committee acts pursuant to a written charter, which may be found on our web site at: http://www.pageflex.com/corporate/investor.

Compensation Committee

The Compensation Committee consists of Messrs.              and             , with              as its chairman. The Compensation Committee establishes salaries, incentives and other forms of compensation for our directors, officers and other employees. The Compensation Committee also administers our benefit plans and administers the issuance of stock options and other awards under our equity compensation plans to all our employees and directors, including the members of such committee. The committee also reviews, and recommends to the full Board, the compensation and benefits for non-employee Directors. The Compensation Committee acts pursuant to a written charter, which may be found on our web site at: http://www.pageflex.com/corporate/investor.

Nominating and Corporate Governance Committee

The Nominating and Governance Committee consists of Messrs.              and             , with              as its chairman. The Nominating and Corporate Governance Committee provides oversight and guidance to the Board of Directors to ensure that the membership, structure, policies, and practices of the Board of Directors and its committees facilitate the effective discharge by the Board of Directors of its corporate governance responsibilities. The committee reviews and evaluates the policies and practices with respect to the size, composition, independence and functioning of the Board of Directors and its committees and reflects those policies and practices in corporate governance guidelines, and evaluates the qualifications of, and recommends to the full board, candidates for election as directors.

Policy Governing Director Attendance at Annual Meetings of Stockholders

MSDH does not have a formal policy regarding attendance by members of the Board of Directors at the annual meetings of stockholders, but we strongly encourage all members of the Board of Directors to attend the annual meetings and expect such attendance except in the event of exigent circumstances. MSDH has not yet had an annual meeting.

Shareholder Communications with Directors

A shareholder who wishes to communicate directly with the Board of Directors, a committee of the Board of Directors or with an individual director, should send the communication to:

Marlborough Software Development Holdings Inc.

Attn: Board of Directors or committee name or director’s name, as appropriate

500 Nickerson Road

Marlborough, MA 01752-4695

MSDH will forward all shareholder correspondence to the Board of Directors, committee or individual director, as appropriate.

Nomination of Candidates for Director

When evaluating potential candidates for directors, the Nominating and Corporate Governance Committee (the “Nominating Committee”) considers individuals recommended by members of the Nominating Committee, other Directors, members of management, and shareholders or self-nominated individuals. The Nominating Committee is advised of all nominations that are submitted to us and determines whether it will further consider the candidates using the criteria described below.

In order to be considered, each proposed candidate must:

1)	Be ethical;

2)	Have proven judgment and competence;

3)	Have professional skills and experience that are complementary to the background and experience represented on the Board and that meet our needs;

4)	Have demonstrated the ability to act independently and be willing to represent the interests of all shareholders and not just those of a particular philosophy or constituency; and

5)	Be willing and able to devote sufficient time to fulfill his/her responsibilities to Bitstream and its shareholders.

The Nominating Committee also considers the following factors when evaluating candidates for director:

1)	How such candidate contributes to the diversity of the Board of Directors. Although MSDH does not have a formal diversity policy, it endeavors to comprise the Board of members with a broad mix of professional and personal backgrounds. Thus, the Nominating Committee accords some weight to the individual professional background and experience of each director. Further, in considering nominations, the Nominating Committee takes into account how a candidate’s professional background would fit into the mix of experiences represented by the then-current Board. When evaluating a nominee’s overall qualifications, the Nominating Committee does not assign specific weights to particular criteria, and no particular criterion is necessarily required of all prospective nominees.

2)	The degree to which such candidate’s experience strengthens the Board of Directors’ collective qualifications and skills.

3)	The candidate’s understanding of and experience in the software and technology industries.

4)	The candidate’s leadership experience with public companies.

The Committee seeks and receives recommendations on board candidates from third parties, including security holders, and while recommendations from significant security holders might receive greater initial consideration we generally would seek to apply the same criteria that would be applied in evaluating other candidates to these recommended candidates.

After the Nominating Committee has completed its evaluations, it presents its recommendations to the full Board of Directors for its consideration and approval. In presenting its recommendations, the Nominating Committee also reports on other candidates who were considered but not selected.

We will report any material change to this procedure in a quarterly or annual filing with the Securities and Exchange Commission and any new procedure will be available through the Corporate Governance link on our website at http://www.pageflex.com/corporate/investor.

Code of Business Conduct and Ethics

We have a code of ethics that applies to our principal executive officer and principal financial officer, or persons performing similar functions. This code of ethics is incorporated in our Code of Business Conduct and Ethics that applies to all of our officers, directors, and employees. A copy of our Code of Business Conduct and Ethics is available on our website at http://www.pageflex.com/corporate/investor. We intend to satisfy the SEC’s disclosure requirements regarding amendments to, or waivers of, the code of business conduct and ethics by posting such information on our website in lieu of filing such information in a Current Report on Form 8-K.

EXECUTIVE COMPENSATION AND OTHER MATTERS

The following disclosure sets forth information concerning the compensation of Bitstream’s named executive officers, as defined in Item 402 of Regulation S-K, as of December 31, 2010. Historical information required by Item 402 of Regulation S-K is being provided with respect to the officers and directors of Bitstream as a result of MSDH having been a wholly-owned subsidiary of Bitstream prior to the Distribution and the continuity of management between Bitstream and MSDH after the Bitstream Merger and the Distribution.

SUMMARY COMPENSATION TABLE

(All amounts in $)

The following table sets forth certain summary information concerning compensation paid for the year ended December 31, 2010 by Bitstream to its named executive officers, as such term is defined in Item 402 of Regulation S-K (the “Named Executive Officers” or “NEOs”), who performed similar functions with respect to the Pageflex and BOLT Products being distributed to MSDH. MSDH was incorporated on July 18, 2011 solely for purposes of effecting a sale of Bitstream.

Name and Principal Position	Year	Salary ($)(3)	Stock Awards ($)(4)		Options/ Warrants ($)(7)	Non-Equity Incentive Plan Comp ($)(10)	All Other Compensation ($)(8)		Total ($)
Anna M. Chagnon	2011	115,385	—		—	—	616,540	(9)	731,925
President & CEO (Principal Executive Officer)(1)	2010	300,000	69,500		128,055	—	7,350		504,905
	2009	311,538	53,900		107,576	—	7,350		480,364

James P. Dore	2011	185,000	—		—	20,000	6,150		211,150
Vice President & CFO (Principal Financial Officer)	2010	185,000	34,750		64,028	—	5,550		289,328
	2009	192,116	26,950		53,788	—	7,350		280,204

Costas Kitsos	2011	180,000	30,968	(6)	—	20,000	6,000		236,968
Vice President of Engineering	2010	180,000	34,750		64,028	—	5,400		284,178
	2009	186,923	26,950		53,788	—	7,350		275,011

Sampo Kaasila	2011	180,000	30,968	(6)	—	20,000	6,000		236,968
Vice President of Research and Development	2010	180,000	34,750		64,028	—	5,400		284,178
	2009	186,923	26,950		53,788	—	7,108		274,769

(1)	Ms. Chagnon resigned as President and Chief Executive Officer of Bitstream effective as of May 1, 2011 and Mr. Kaminski was appointed Chief Executive Officer on an interim basis.
(2)	Mr. Romik joined Bitstream in February 2011 as General Manager of Pageflex and became an executive officer of Bitstream upon Ms. Chagnon’s resignation on May 1, 2011. Mr. Romik was appointed President and Chief Executive Officer of MSDH on November 10, 2011.
(3)	Base salaries for 2011 remained unchanged from the levels approved by Bitstream’s Compensation Committee in February 2008. Except for the new salaries of Amos Kaminski and Pinhas Romik, Bitstream’s Compensation Committee did not approve or award any increases in base salary for any of the named executive officers during 2011.
(4)	Amounts reported represent the aggregate grant date fair value of restricted stock awards computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Share Based Payments” for each of the restricted stock awards made during each year.
(5)	Mr. Kaminski received restricted stock awards of 3,000 shares on February 24, 2011, 2,900 shares on June 30, 2011, 2,700 shares on September 30, 2011 and 7,700 shares on December 30, 2011. The grant date fair value of these awards calculated in accordance with ASC Topic 718 was $6.70, $5.24, $5.56 and $5.75 per share, respectively.
(6)	On November 10, 2011, Messrs. Kaasila and Kitsos each received a restricted stock award of 5,600 shares. The grant date fair value of these awards calculated in accordance with ASC Topic 718 was $5.53 per share.

(7)	Amounts reported represent the aggregate grant date fair value of stock option awards computed in accordance with ASC Topic 718 made during each year. In 2010, these awards consisted of stock option awards granted on August 12, 2010 in the amounts of 30,000, 15,000, 15,000 and 15,000 options to Ms. Chagnon and Messrs. Dore, Kitsos and Kaasila, respectively, with a grant date fair value of $4.2685 calculated in accordance with ASC Topic 718. These amounts do not recognize the actual value that may be realized by each officer.
(8)	Represents matching contributions by Bitstream for the account of the Named Executive Officer under Bitstream’s 401(k) Plan.
(9)	Represents $600,000 for severance payment per severance agreement on May 1, 2011; $9,910 compensation expense from the modification of terms of restricted stock allowed to vest after termination; plus $7,350 in matching contributions per footnote 8.
(10)	Represents actual annual incentive compensation payments to each officer pursuant to our annual incentive plan. The bonus amounts for 2011 were paid in 2011.
(11)	Represents $26,000 paid as a consultant for the period in 2011 prior to being hired as an employee and benefits derived for our employees based in Israel including company expenses for a company car of $11,000 and other benefits of $19,840.
(12)	Represents $50,000 paid to Mr. Kaminski as Chairman of our Board of Directors for director fees plus $22,500 paid to Mr. Kaminski for compensation as our interim CEO.

Plan Based Awards

The following table provides information as to the grants of plan-based awards by Bitstream to those Named Executive Officers who receive a plan-based award grant during 2011. The table identifies the threshold (or minimum amount payable other than zero), target payable if specified performance goals are achieved, and maximum values of the 2011 incentive plan awards for each of the named executive officers.

GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Estimated possible payouts under Non-Equity Incentive Plan Awards(1)				Stock Awards: Number of Restricted Shares of Stock (#)(2)	Number of Securities Underlying Options Granted (#)	Full grant date fair value of each equity award ($)(3)
		Threshold $	Target $	Maximum $	Grant Date
Anna M. Chagnon	02/24/2011	—	200,000	—	—	—	—	—

James P. Dore	02/24/2011	—	92,500	—	—	—	—	—

Sampo Kaasila	02/24/2011	—	90,000	—	11/10/11	5,600	—	30,968

Costas Kitsos	02/24/2011	—	90,000	—	11/10/11	5,600	—	30,968

(1)	Amounts represent target amounts payable to each officer pursuant to Bitstream’s annual incentive plan, which plan does not have specific thresholds or maximums.
(2)	Amounts represent stock awards of restricted shares of Class A Common Stock. These stock awards vest in equal installments of 5% of each award on each quarterly anniversary of the date of the grant over the 5 year vesting period. Vesting of these awards will be accelerated in full upon completion of the Bitstream Merger.
(3)	Amounts represent the full grant date fair value assuming the closing price of Bitstream’s common stock on the date of grant of the award as required by Bitstream’s 2006 Incentive Compensation Plan.

Outstanding Equity Awards at December 31, 2011

The following table sets forth, the number of unexercised Bitstream options held by each Named Executive Officer as of December 31, 2011, the exercise price and expiration date of each award.

OUTSTANDING EQUITY AWARDS AT DECEMBER 31, 2011

	Option Awards(1)				Stock Awards(2)
	Number of Securities Underlying Unexercised Options at Fiscal Year End (#)		Exercise Price	Expiration Date	Number of Shares That Have Not Vested (#)	Market Value of Shares That Have Not Vested ($)	Grant Date
Name	Exercisable	Unexercisable
Anna M. Chagnon	—	—	—	—	—	—	—
	20,000	—	1.7900	02/13/13	2,000	11,500	05/20/08
	10,000	—	1.6100	09/29/14	3,000	17,250	08/19/09
	10,000	—	4.4500	08/03/16	3,750	21,563	08/12/10
					2,400	13,800	11/12/10
					2,565	14,749	09/30/11
					7,700	44,275	12/30/11

James P. Dore	12,667	—	1.7900	02/13/13	1,000	5,750	05/24/07
	25,000	—	1.5900	08/02/14	2,000	11,500	05/20/08
	30,000	—	2.3390	02/07/15	3,000	17,250	08/19/09
	25,000	—	4.4500	08/03/16	3,750	21,563	08/12/10
	20,000	—	8.1200	05/24/17
	11,250	3,750	6.1500	05/20/18
	7,500	7,500	5.3900	08/19/19

Sampo Kaasila	25,000	—	1.5900	08/02/14	1,000	5,750	05/24/07
	25,000	—	4.4500	08/03/16	2,000	11,500	05/20/08
	25,000	—	4.4500	08/03/16	2,000	11,500	05/20/08
	20,000	—	8.1200	05/24/17	3,000	17,250	08/19/09
	11,250	3,750	6.1500	05/20/18	3,750	21,563	08/12/10
	7,500	7,500	5.3900	08/19/19	5,600	32,200	11/10/11
	3,750	11,250	6.9500	08/12/20

(1)	All options outstanding as of December 31, 2011 have ten-year terms. All options with an expiration date prior to June 2016 vest over a three-year period in equal installments on the first, second, and third anniversary of the award. Options granted under the Bitstream 2006 Incentive Compensation Plan, which include the options above with an expiration date after June 2016, vest over a four-year period in equal installments of 25% on the first, second, third, and fourth anniversary of the award. Vesting of all of these options will be accelerated in full upon completion of the Bitstream Merger.
(2)	The value of the stock award was calculated by using a share price of $5.75, the closing price of Bitstream’s common stock on December 30, 2011, the last trading day of 2011. Stock Awards vest over a five-year period in equal quarterly installments of 5% on each quarterly anniversary of the award, but vesting will be accelerated in full upon completion of the Bitstream Merger.

Value Realized from Stock Options and Stock Appreciation Awards

The following table sets forth the number of Bitstream options exercised and the value each Named Executive Officer realized during 2011. As of December 31, 2011 neither Bitstream nor MSDH has awarded any stock appreciation rights.

OPTION EXERCISES AND STOCK VESTED DURING 2011

	Option Awards		Stock Awards
Name	Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Anna M. Chagnon	249,999	562,100	5,000	29,300
James P. Dore	—	—	4,000	22,460
Sampo Kaasila	—	—	4,000	22,460
Costas Kitsos	—	—	4,000	22,460

(1)	The “value realized” represents the total value of gains on the date of exercise based on the actual sale prices or on the closing price that day if the shares were not sold that day, in each case less the exercise price of the stock options, without deducting taxes or commissions paid by employee.

EXECUTIVE AGREEMENTS

All of Bitstream’s named executive officers (“NEOs”) are employed on an at-will basis and, except for Mr. Kaminski, have entered into severance agreements (the “Severance Agreements”) with Bitstream in the event of a “Change in Control” as described below. These agreements have an original term expiring on April 15, 2012, except for Mr. Romik whose agreement expires on August 31, 2012, and shall thereafter be automatically renewed for successive one-year terms unless Bitstream has notified the NEO of its election not to renew the term of the agreement not less than 120 days before the expiration of the (then) current term.

Potential Payments upon Termination Following a Change-in-Control

The Severance Agreements with Bitstream’s NEOs provide certain benefits upon the termination of employment after a change in control (a “Change in Control”) as defined below. Under these agreements, the NEO shall be entitled to severance benefits if terminated within twenty-four months of a Change in Control, unless such termination is due to the NEO’s death or disability, or is by Bitstream for Cause, or is by the NEO for other than Good Reason.

A Change in Control shall mean the occurrence of any of the following events:

1)	any “Person(s)” (as such term is used in Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of Bitstream representing thirty percent (30%) or more of the combined voting power of Bitstream’s (then) outstanding securities; or

2)	during any period of twelve consecutive months, individuals who at the beginning of such period constitute the Board of Directors of Bitstream cease for any reason to constitute at least a majority thereof; provided, however, that any individual becoming a director subsequent to the date hereof whose election, or nomination for election, was approved by a vote of at least a majority of the directors then comprising the incumbent Board shall be considered as though such individual were a member of the incumbent Board; or

3)	Bitstream is a party to (i) any consolidation or merger of Bitstream in which it is not the continuing or surviving corporation or pursuant to which its shares of common stock would be converted into cash, securities, or other property; or (ii) any sale, lease, exchange, or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of Bitstream; or

4)	approval by the stockholders of Bitstream. of any plan or proposal for the liquidation or dissolution of Bitstream.

Cause is defined as (i) the willful and continued failure by the NEO to substantially perform the NEO’s duties (other than any such failure resulting from incapacity due to physical or mental illness) after a demand for substantial performance has been delivered to the NEO by Bitstream, which demand specifically identifies the manner in which it is believed that the NEO has not substantially performed the NEO’s duties; or (ii) conviction of a felony or acts of dishonesty resulting in gain or personal enrichment at the expense of Bitstream; or (iii) the NEO’s willful misconduct or insubordination which is materially injurious to Bitstream. For purposes of this paragraph, no act or failure to act on the NEO’s part shall be considered as willful unless done, or omitted to be done, by the NEO not in good faith and without reasonable belief that the action or omission was in the best interests of Bitstream.

Disability is defined as the illness, or mental or physical disability, of the NEO as determined by a physician acceptable to Bitstream and the NEO, resulting in the NEO’s failure to perform substantially all of his or her applicable material duties for a period of six consecutive months, and the NEO’s failure to return to the performance of such duties within 30 days after receiving written notice of termination of employment due to such Disability.

Good Reason is defined as the (i) reduction in the NEO’s (then) current base salary as paid immediately preceding the Change in Control; (ii) diminution, reduction or other adverse change in the annual bonus opportunity or other incentive compensation opportunities available to the NEO immediately preceding the Change in Control; (iii) Bitstream’s failure to pay the NEO any amounts otherwise earned, vested or due under any compensation plan or human resources policy of Bitstream immediately preceding the Change in Control; (iv) diminution of the Executive’s title, position, authority or responsibility; (v) assignment to the NEO of duties incompatible with the position occupied by the NEO immediately preceding the Change in Control; or (vi) relocation of the NEO’s position to a location more than 35 miles from the location to which the NEO was assigned immediately preceding the Change in Control.

If, after any Change in Control shall have occurred, the NEO’s employment shall be terminated within twenty-four months of the date of such Change in Control either (i) by Bitstream other than for death, disability or Cause, or (ii) by the NEO for Good Reason, the NEO shall be entitled to the following severance benefits under the terms of the Severance Agreements:

•

Bitstream shall pay the NEO’s full base salary through the date of termination at the rate which is the higher of the (then) current annual rate or the annual rate in effect immediately prior to the date of any Change in Control. Bitstream also shall pay the NEO the amount, if any, of any unpaid earned annual bonus for the preceding fiscal year. In addition, Bitstream shall continue in full force and effect through the date of termination the NEO’s participation in all stock ownership, stock purchase, stock option and restricted stock plans; all health and welfare benefit plans; and all insurance and disability plans as may be in effect at the date of the Change in Control. Notwithstanding the terms and conditions of any Bitstream stock plans and related agreements under which outstanding stock option and restricted stock grants shall have been made, any such outstanding and unvested stock options and restricted stock grants shall become immediately and fully vested upon the occurrence of a Change in Control.

•

Bitstream shall pay as severance benefits to the NEO on or before the fifth day following the date of termination of employment, a lump sum payment equal to 6 times the NEO’s base monthly salary in the case of Mr. Romik and 1.75 times the NEO’s base annual salary in the case of Messrs. Dore,

Kaasila and Kitsos, at the rate which is the higher of the (then) current annual rate or the annual rate in effect immediately prior to the date of any Change in Control. Such lump sum payment shall be subject to all applicable federal, state and local income and FICA taxes including all required withholding amounts. In no event shall the severance benefits exceed the amount that is deductible by Bitstream in accordance with Section 280(G) of the Code. The NEO shall not be required to mitigate or offset the amount of any severance benefits or other benefits provided by seeking employment or otherwise, nor shall the amount of any payment provided be reduced by any compensation earned by the NEO as the result of employment by another employer after the date of termination from Bitstream.

Golden Parachute Compensation for Bitstream Named Executive Officers

The following table sets forth the aggregate dollar value of the various elements of compensation that each NEO of Bitstream would receive that is based on or otherwise relates to the merger, assuming the following:

•	the merger closed on February 1, 2012;

•	with respect to stock options and restricted stock awards, the price per share paid is $ ; and

•

the employment of each NEO will terminate immediately following the closing of the merger and each applicable NEO will receive severance payments and benefits under his Severance Agreement. See “—Severance Provisions for Executive officers of Bitstream.”

Any changes in these assumptions or estimates would affect the amounts shown in the following table. In addition, a portion of the equity amounts shown in the “Equity” column are expected to become vested in the ordinary course prior to the actual date the merger is completed.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)(3)
James P. Dore	323,750
Costas Kitsos	315,000
Sampo Kaasila	315,000

Payments to Former Chief Executive Officer of Bitstream

On May 1, 2011, Ms. Chagnon resigned as President, Chief Executive Officer and an employee of Bitstream and as a member of the Board of Directors of Bitstream. In connection with Ms. Chagnon’s resignation, Bitstream entered into a Resignation Agreement with Ms. Chagnon pursuant to which she received the following payments and benefits from Bitstream:

•	A lump sum cash payment of $611,539, consisting of two years base salary equal to $600,000 and $11,539 for accrued but unused vacation time;

•

The vesting of 2,000 shares of restricted common stock scheduled to vest on May 20, 2011, 500 shares of restricted common stock scheduled to vest on May 12, 2011, and 2,000 shares of restricted common stock scheduled to vest on May 24, 2011 with an aggregate value of $27,918 based on a $6.204 closing price of Bitstream’s common stock as reported on the NASDAQ Capital Market on April 29, 2011;

•

The vesting of 5,000 common stock options with an exercise price of $8.12 per share scheduled to vest on May 24, 2011 and 12,500 common stock options with an exercise price of $6.15 per share scheduled to vest on May 20, 2011; and

•	Reimbursement of $15,000 in Ms. Chagnon’s reasonable attorney’s fees in connection with her resignation.

The completion of the Bitstream Merger and the Distribution will not trigger any additional payments to or result in the vesting of additional rights or equity to Ms. Chagnon.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2010, Messrs. Beitzel, Kaminski, Lubrano, and Martynek fulfilled all functions of the Compensation Committee of the Board of Directors of Bitstream with regard to determining compensation of executive officers of Bitstream. No member of the Compensation Committee of Bitstream was at any time in 2010 or at any other time an officer or employee of Bitstream, and no member had any relationship with Bitstream requiring disclosure as a related-person transaction in the section “Certain Relationships and Related Person Transactions.” No executive officer of Bitstream has served on the board of directors or compensation committee of any other entity that has or has had one or more executive officers who served as a member of our board of directors or CompensationCommittee at any time in 2010.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

All related person transactions are reviewed, and reported to and, if required, approved by, our Board of Directors or audit committee, as applicable. The term “related person transactions” refers to transactions required to be disclosed in our filings with the Securities and Exchange Commission pursuant to Item 404 of Regulation S-K. MSDH has entered, or will enter into various arrangements with Bitstream which set forth both companies’ duties and responsibilities in the separation and distribution. Please see “Arrangements Between Bitstream and MSDH” for further details. Except for these intercompany arrangements, there were no other related person transactions of MSDH or Bitstream from January 1, 2010 through the date of this prospectus requiring approval or disclosure.

In connection with and prior to the execution of the Bitstream Merger Agreement by Monotype and Bitstream, each of the directors and executive officers of Bitstream and Bitstream’s two 10% stockholders, Columbia Pacific Opportunity Fund, L.P. and New Vernon Aegir Master Fund Ltd., entered into voting agreements with Monotype (the “Voting Agreements”). The Voting Agreements provide that the directors, executive officers and 10% stockholders of Bitstream are irrevocably obligated to vote their shares of Bitstream capital stock in favor of the Bitstream Merger and prohibits such stockholders from acquiring any additional shares of Bitstream capital stock or disposing of any shares of Bitstream capital stock beneficially owned by such person on the Separation Date.

DIRECTOR COMPENSATION

The following disclosure sets forth information concerning the compensation of Bitstream’s board of directors as of December 31, 2011. Historical information required by Item 402 of Regulation S-K is being provided with respect to the directors of Bitstream as a result of MSDH having been a wholly-owned subsidiary of Bitstream prior to the Distribution and the continuity of directors between Bitstream and MSDH after the Bitstream Merger and the Distribution.

Bitstream’s current director compensation guidelines stipulate that each director who is not an employee is entitled to receive $35,000 in cash compensation for service as a director and that each new non-employee director be awarded 25,000 restricted shares. In addition, our non-employee Chairman of the Board is entitled to receive an additional $15,000 in cash compensation for his service as Chairman. For the year ended December 31, 2011, Messrs. Beitzel, Keating, Martynek, and Kagan each received $35,000; and Mr. Kaminski received $50,000. Mr. Kaminski director compensation is included in the Other Compensation total in the NEO compensation schedule due to his Bitstream interim CEO status.

On February 24, 2011, Messrs. Kaminski, Keating and Kagan were granted restricted stock awards for 3,000, 3,000 and 4,500 shares of Bitstream’s Class A Common Stock, respectively, for their service on the Special Committee. On June 30, 2011, Messrs. Beitzel, Kagan, Kaminski, Keating and Martynek were granted restricted stock awards for 900, 3,900, 3,900, 2,900 and 900 shares of Bitstream’s Class A Common Stock, respectively. On September 30, 2011, Messrs. Beitzel, Kagan, Kaminski, Keating and Martynek were each granted a restricted stock award for 2,700 shares of Bitstream’s Class A Common Stock. On December 30, 2011, Messrs. Beitzel, Kagan, Kaminski, Keating and Martynek were each granted a restricted stock award for 7,700 shares of Bitstream’s Class A Common Stock. Except for these equity compensation awards, no member of the Special Committee received any other compensation for service on committees of the Bitstream board of directors.

The following table provides information on the compensation of Bitstream’s directors for the fiscal year ended December 31, 2011. Ms. Chagnon did not receive separate compensation for her services as a director. In addition to Mr. Kaminski’s compensation as a director and Chairman of the Board, effective upon Mr. Kaminski’s appointment as Chief Executive Officer of Bitstream on an interim basis on May 1, 2011, Mr. Kaminski has been compensated $1,500 per day for serving as the Chief Executive Officer of Bitstream. For her compensation as Bitstream’s Chief Executive Officer, see Ms. Chagnon’s compensation discussed in this Registration Statement under the heading “Executive Compensation.”

DIRECTOR COMPENSATION TABLE(1)

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)		Total ($)
George B. Beitzel	35,000	64,003	(2)	99,003
Jonathan Kagan	35,000	109,873	(3)	144,873
Amos Kaminski	50,000	94,583	(4)	144,583
Melvin L. Keating	35,000	95,105	(5)	130,105
Raul K. Martynek	35,000	64,003	(6)	99,003

(1)	Compensation amounts for restricted stock awards represent the aggregate grant date fair value computed in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, “Share Based Payments” for each of the restricted stock awards made during 2011. Grant date fair value was calculated using the closing price on the grant date multiplied by the number of shares. These amounts do not represent the actual value that may be realized by the Directors.
(2)	As of December 31, 2011, Mr. Beitzel had an aggregate of options to purchase 30,000 shares of Bitstream common stock and 20,825 shares of restricted shares of Bitstream common stock.
(3)	As of December 31, 2011, Mr. Kagan had 37,450 shares of restricted shares of Bitstream common stock.
(4)	As of December 31, 2011, Mr. Kaminski had an aggregate of options to purchase 60,000 shares of Bitstream common stock and 27,575 shares of restricted shares of Bitstream common stock. Mr. Kaminski’s Director Compensation is also included the the All Other Compensation amount disclosed in the NEO Compensation schedule due to his Bitstream Interim CEO position.
(5)	As of December 31, 2011, Mr. Keating had 35,325 shares of restricted shares of Bitstream common stock.
(6)	As of December 31, 2011, Mr. Marynek had 28,575 shares of restricted shares of Bitstream common stock.

PRINCIPAL AND SELLING STOCKHOLDERS

Unless otherwise indicated, the following table sets forth certain information as of January 17, 2012, with respect to the Class A Common Stock of Bitstream owned or deemed beneficially owned as determined under the rules of the Securities and Exchange Commission, directly or indirectly, by each stockholder known to Bitstream to own beneficially more than 5% of the Class A Common Stock, by each director, executive officer, by certain stockholders who may be deemed to be affiliates of Bitstream and MSDH by virtue of their ownership of more than 10% of the voting capital stock of Bitstream and MSDH and their entry into certain voting agreements in connection with the Bitstream Merger (the “Selling Stockholders”), and by all directors and executive officers of Bitstream and its subsidiaries as a group. As of January 17, 2012, there were 10,730,859 issued and outstanding shares of Class A Common Stock of Bitstream. In accordance with Rule 13d-3 under the Exchange Act, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of Class A Common Stock if he or she has or shares voting power or investment power with respect to such security or has the right to acquire beneficial ownership at any time within 60 days following January 17, 2012. As used herein “voting power” is the power to vote or direct the voting of shares, and “investment power” is the power to dispose of or direct the disposition of shares. Except as indicated in the notes following the table below, each person named has sole voting and investment power with respect to the shares listed as being beneficially owned by such person. Each person named in the table below will own an equivalent number of shares of MSDH common stock issued and outstanding after the distribution date, subject to any changes resulting from transactions subsequent to January 17, 2012.

The Selling Shareholders identified in the table below may from time to time in their sole and absolute discretion offer up to all of the shares of MSDH common stock to be issued to them pursuant to this prospectus and upon completion of such sales would not own beneficially or of record any shares of MSDH common stock.

Name and Address(2)	Number(1)	Percent of Common Stock(1)
Selling Stockholders
Columbia Pacific Opportunity Fund, L.P.(3) 1910 Fairview Avenue East, Suite 500 Seattle, WA 98102	2,025,250	19.0%
New Vernon Aegir Master Fund Ltd(4) 799 Central Ave. Suite 350 Highland, IL 60035	1,135,462	10.6%
Mr. Trent Stedman(4) c/o New Vernon Partners LLC 799 Central Ave. Suite 350 Highland, IL 60035	72,394	0.7%
Mr. Thomas Patrick(4) c/o New Vernon Partners LLC 799 Central Ave. Suite 350 Highland, IL 60035	378,906	3.5%
Principal Stockholders
Mr. Michael Self, Lake Union Capital Fund, L.P. and Lake Union Capital Management, LLC, as a group(5)	641,337	6.0%
601 Union Street Seattle, WA 98101
Directors and Executive Officers of Bitstream
George B. Beitzel(6)	482,532	4.6%
Amos Kaminski(7)	445,600	3.2%
John S. Collins(8)	165,718	1.6%
Jonathan Kagan(9)	41,600	*
Sampo Kaasila(10)	159,600	1.5%
Melvin Keating	36,600	*
Raul Martynek	29,830	*
James P. Dore(11)	182,667	1.7%
Costas Kitsos(12)	143,300	1.4%
Pinhas Romik	0	*
All directors and executive officers of Bitstream as a group (10 persons)(6)(7)(8)(9)(10)(11)(12)	1,687,447	15.1%

*	Less than one percent
(1)	Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Class A Common Stock shown as beneficially owned by them, subject to community property laws where applicable. The information presented with respect to the Principal Stockholders is based on reports of beneficial ownership on Forms 3 and 4, and Schedules 13D and 13G delivered to Bitstream pursuant to the Exchange Act and such other information as may have been provided to Bitstream by any such Principal Stockholder. As a result of the Bitstream Merger, all unvested equity compensation awards shall become fully vested and exercisable. For purposes of computing the share ownership and percentage ownership in the table above, we have assumed that the Bitstream Merger will have been completed within 60 days of November 10, 2011. The inclusion herein of shares listed as beneficially owned does not constitute an admission of beneficial ownership.
(2)	Unless otherwise indicated, the address of each director and officer listed is: c/o Bitstream Inc., 500 Nickerson Road, Marlborough, MA 01752-4695.
(3)	Based upon the information provided pursuant to a joint Schedule 13D/A filed with the SEC on May 25, 2011 by Columbia Pacific Opportunity Fund L.P. (the “Fund”). Columbia Pacific Advisors LLC (the “Adviser”) has the sole power to vote or direct the vote of, and to dispose or direct the disposition of the shares owned by the Fund. Alexander B. Washburn, Daniel R. Baty, Stanley L. Baty and Brandon D. Baty are the managing members of the Adviser and share voting and disposition power over the securities held by the Fund.
(4)	Based upon the information provided pursuant to a joint statement on Schedule 13D/A filed with the SEC on January 13, 2011 by the group. New Vernon Aegir Master Fund Ltd. directly beneficially owns 1,135,462 shares of Class A Common Stock over which it has sole voting and dispositive power. Mr. Stedman directly beneficially owns 72,394 shares of Class A Common Stock over which he has sole voting and dispositive power. Mr. Patrick directly beneficially owns 378,906 shares of Class A Common Stock over which he has sole voting and dispositive power. New Vernon Investment Management LLC is the investment advisor of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Class A Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. New Vernon Partners LLC is the investment manager of New Vernon Aegir Master Fund Ltd. and, as such, may be deemed to have voting and dispositive power over the shares of Class A Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. Mr. Stedman is a portfolio manager of New Vernon Investment Management LLC. In such capacity, Mr. Stedman controls the trading of securities held by New Vernon Aegir Master Fund Ltd. As a result of such role and otherwise by virtue of his relationship to New Vernon Aegir Master Fund Ltd., New Vernon Partners LLC and New Vernon Investment Management LLC, Mr. Stedman may be deemed to have voting and dispositive power over the shares of Class A Common Stock directly beneficially owned by New Vernon Aegir Master Fund Ltd. and, accordingly, may be deemed to indirectly beneficially own such shares. As a result, Mr. Stedman may be deemed to beneficially own a total of 1,207,856 shares of Class A Common Stock. Thomas Patrick is a member of New Vernon Investment Management LLC. By virtue of his relationship with New Vernon Investment Management LLC, Mr. Patrick may be deemed to be part of a group with Mr. Stedman and New Vernon Investment Management LLC, New Vernon Aegir Master Fund Ltd. and New Vernon Partners LLC with respect to the Class A Common Stock of Bitstream. Messrs Patrick and Stedman share voting and dispositive power over the securities held by New Vernon Partners LLC.
(5)	Based on information provided in a joint statement on Schedule 13G filed with the SEC on October 21, 2011. Lake Union Capital Fund, LP directly beneficially owns 641,337 shares of Class A Common Stock over which it has shared voting and dispositive power. Lake Union Capital Management, LLC is the general partner of Lake Union Capital Fund, LP and Michael Self is the managing member of Lake Union Capital Management, LLC. Accordingly, Lake Union Capital Management, LLC and Michael Self are deemed to beneficially own the shares of Class A Common Stock of Bitstream owned by Lake Union Capital Fund, LP. Mr. Self has voting and dispositive control of the securities held by Lake Union Capital Fund, LP and Lake Union Capital Management, LLC.
(6)	Includes 30,000 shares issuable to Mr. Beitzel upon the exercise of options.
(7)	Includes 60,000 shares issuable to Mr. Kaminski upon the exercise of options.
(8)	Includes 90,000 shares issuable to Mr. Collins upon the exercise of options and 62,218 shares held by Mr. Collins and his wife as joint tenants.
(9)	Includes 1,000 shares held by Mr. Kagan’s son and for which Mr. Kagan may be considered a beneficial owner.
(10)	Includes 115,000 shares issuable to Mr. Kaasila upon the exercise of options and 22,500 shares held by Mr. Kaasila and his wife as joint tenants.
(11)	Includes 157,667 shares issuable to Mr. Dore upon the exercise of options and 11,500 shares held by Mr. Dore and his wife as joint tenants.
(12)	Includes 115,000 shares issuable to Mr. Kitsos upon the exercise of options.

PLAN OF DISTRIBUTION

The Selling Stockholders may resell under this prospectus the shares of MSDH common stock that have been issued to them in the Distribution. The Selling Stockholders may sell the shares from time to time and may also decide not to sell all the shares they are permitted to sell under this prospectus. The Selling Stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The Selling Stockholders may effect such transactions by selling the shares to or through broker-dealers. Subject to the restrictions described in this prospectus, the shares of our common stock being offered under this prospectus may be sold from time to time by the Selling Stockholders in any of the following ways:

•

our common stock may be sold through a broker or brokers, acting as principals or agents. Transactions through broker-dealers may include block trades in which brokers or dealers will attempt to sell our common stock as agent but may position and resell the block as principal to facilitate the transaction. Our common stock may be sold through dealers or agents or to dealers acting as market makers. Broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Stockholders and/or the purchase of our common stock for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions);

•

our common stock may be sold on any national securities exchange or quotation service on which our common stock may be listed or quoted at the time of sale, in the over-the-counter market, or in transactions otherwise than on such exchanges or services or in the over-the-counter market;

•

our common stock may be sold through a block trade in which a broker or dealer engaged to handle the block trade will attempt to sell the securities as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	our common stock may be sold in private sales directly to purchasers; or

•	our common stock may be sold in such other transactions as permitted by law.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate in the resales.

Subject to any applicable restrictions under Section 16(c) of the Exchange Act, the Selling Stockholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In such transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with Selling Stockholders. The Selling Stockholders also may sell shares short and redeliver shares to close out such short positions. The Selling Stockholders may enter into option or other transactions with broker-dealers, which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus.

Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from Selling Stockholders. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. Broker-dealers or agents and any other participating broker-dealers or the Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) in connection with sales of shares. Accordingly, any such commission, discount or concession received by them and any profit on the resale of shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act. Because Selling Stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the Selling Stockholders will be subject to the prospectus delivery requirements of the Securities Act. In addition, any shares of a Selling Stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 promulgated under the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The shares may be sold by Selling Stockholders only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exception from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of such distribution. In addition, each Selling Stockholder will be subject to applicable provisions of the Exchange Act and the associated rules and regulations under the Exchange Act, including Regulation M, which provisions may limit the timing of purchases and sales of shares of our common stock by the Selling Stockholders. We will make copies of this prospectus available to the Selling Stockholders and have informed them of the need for delivery of copies of this prospectus to purchasers at or prior to the time of any sale of the shares.

A Selling Stockholder may pledge or grant a security interest in some or all of the shares of common stock that it owns and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus.

We will file a supplement to this prospectus, if required, pursuant to Rule 424(b) under the Securities Act upon being notified by a Selling Stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. Such supplement will disclose:

•	the name of each such Selling Stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and

•	other facts material to the transaction.

We will bear all costs, expenses and fees in connection with maintain the registration of the shares. The Selling Stockholders will bear all commissions and discounts, if any, attributable to the sales of the shares.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales or the availability for sale of substantial amounts of our common stock in the public market could adversely affect prevailing market prices of our common stock and could impair our ability to raise capital through future sales of our common stock. Upon completion of this offering              approximately              shares of our common stock will be outstanding. All of the shares issued in this offering will be freely tradable without restriction or further registration under the Securities Act, subject to Rule 144 limitations applicable to affiliates who receive shares in this offering.

We intend to file a registration statement on Form S-8 under the Securities Act to register              shares of common stock initially reserved for issuance under our incentive compensation plan. This registration statement is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Upon effectiveness of this registration statement, shares issued under this plan (including shares issued upon the exercise of options) will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

DESCRIPTION OF CAPITAL STOCK

Description of Our Capital Stock

Following the distribution, our authorized capital stock will consist of 30,500,000 shares of common stock, $0.01 par value, and 10,000,000 shares of preferred stock, $0.01 par value. The description set forth below discusses all of the material terms of our charter and bylaws. The full text of our amended and restated certificate of incorporation or certificate and bylaws are set forth in Exhibits 3.1 and 3.2, respectively, to the registration statement on Form S-1 of which this prospectus is a part.

Common Stock

The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Except as otherwise provided by law, the holders of common stock vote together with the holders of preferred stock as one class. Subject to the rights of holders of any shares of preferred stock which may at the time be outstanding, holders of common stock will be entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. Subject to the prior rights of creditors and holders of any preferred stock which may be outstanding from time to time, the holders of common stock are entitled, in the event of liquidation, dissolution or winding up of MSDH, to share equally in the distribution of all remaining assets. The common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

The certificate of incorporation of MSDH provides that the Board of Directors is authorized to provide for the issuance of shares of preferred stock, from time to time, in one or more series. Prior to the issuance of shares in each series, the board of directors is required by the certificate and the Delaware General Corporation Law to adopt resolutions and file a Certificate of Designations, Preferences and Relative, Participating, Optional and Other Special Rights of Preferred Stock and Qualifications, Limitations and Restrictions Thereof or the Certificate of Designation with the Secretary of State of Delaware, fixing for each such series the designations, preferences and relative, participating, optional or other special rights applicable to the shares to be included in any such series and any qualifications, limitations or restrictions thereon, including, but not limited to, dividend rights, dividend rate or rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), the redemption price or prices, and the liquidation preferences as are permitted by Delaware law.

The Board of Directors of MSDH has adopted resolutions that:

(a) provide that in connection with any offering of preferred stock, MSDH will not offer preferred stock to promoters except on the same terms as it is offered to all other existing or new shareholders in such offering; and

(b) require a majority of independent and disinterested directors to approve any offering of preferred stock and for MSDH to provide such independent and disinterested directors access to MSDH’s legal counsel or independent legal counsel.

Distribution Agent; Transfer Agent and Registrar

The Distribution Agent, Transfer Agent and Registrar for the common stock and preferred stock is Computershare. The contact information is:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Telephone: 800-962-4284

www.computershare.com

Certain Charter and Bylaw Provisions and Delaware Law

After the distribution, certain provisions of the certificate of incorporation and bylaws of MSDH could discourage potential acquisition proposals and could delay or prevent a change in control. The certificate of incorporation eliminates the right of stockholders to take action by written consent. The issuance of preferred stock authorized in the certificate of incorporation could have the effect of delaying or preventing a change in control. Such preferred stock could be utilized to implement, without stockholder approval, a stockholders’ rights plan or “poison pill” that could be triggered by certain change in control transactions, which could delay or prevent a change in control or could impede a merger, consolidation, takeover or other business combination involving MSDH. The issuance of preferred stock with voting and conversion rights may adversely affect the voting power of the holders of common stock, including the loss of voting control to others. We have no current plans to issue shares of preferred stock.

In addition, the bylaws provide, among other things, that special meetings of our stockholders may be called only by the Board of Directors or, the chairman of the Board of Directors. The bylaws also establish procedures, including advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors.

EQUITY COMPENSATION PLAN INFORMATION

Bitstream Stock Option Plans

Bitstream currently maintains six separate equity compensation plans under which options or other stock-based awards remain outstanding: (i) the Bitstream Inc. 2006 Incentive Compensation Plan (the “2006 Plan”), (ii) the Bitstream Inc. 2000 Stock Plan (the “2000 Bitstream Plan”), (iii) the PageFlex, Inc. 2000 Stock Plan (the “2000 PageFlex Plan”), (iv) the MyFonts.com 2000 Stock Plan (the “2000 MyFonts Plan”), (v) the Bitstream Inc. 1997 Stock Plan (the “1997 Plan”), and (vi) the Bitstream Inc. 1994 Stock Plan (the “1994 Plan”).

The 2006 Plan was adopted by the board of directors of Bitstream on April 14, 2006, and approved by the stockholders at the annual meeting of stockholders held on June 1, 2006. Upon the approval of the 2006 Plans, Bitstream discontinued making new grants under the older plans. However, the older plans continue to govern grants made prior to approval of the 2006 Plans.

The 2006 Plan

The 2006 Plan authorizes a committee of two or more directors designated by the board of directors to administer the 2006 Plan to grant an option, restricted stock, stock granted as a bonus or in lieu of another award, other stock-based award, performance award or annual incentive award to make direct purchases to purchase up to 2,000,000 shares of class A common stock.

The purpose of the 2006 Plan is to assist Bitstream in attracting, retaining and rewarding high-quality executives, employees and other persons who provide services to Bitstream and/or its subsidiaries, enabling such persons to acquire or increase a proprietary interest in Bitstream to strengthen the mutuality of interests between such persons and its shareholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of shareholder value. The 2006 Plan is also intended to qualify certain compensation awarded under the 2006 Plan for tax deductibility under Code Section 162(m).

Participation in the 2006 Plan is available to each executive officer and other officers and employees of Bitstream or of any subsidiary, and other persons who provide services to Bitstream or any of its subsidiaries, including directors of Bitstream. An employee on leave of absence may be considered as still in the employ of Bitstream or a subsidiary for purposes of eligibility for participation in the 2006 Plan.

The 2006 Plan is administered by the compensation committee of the board of directors, or such other committee as may be appointed by the board of directors (the “Committee”) provided, however, that, unless otherwise determined by the board of directors, the Committee shall consist solely of two or more directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3, unless administration of the 2006 Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the 2006 Plan, and (ii) an “outside director” as defined under Code Section 162(m), unless administration of the 2006 Plan by “outside directors” is not then required in order to qualify for tax deductibility under Code Section 162(m).

The board of directors may at any time terminate the 2006 Plan or make such modification or amendment thereof as it deems advisable; provided, however, (i) the board of directorsmay not, without the approval of the stockholders, increase the maximum number of shares for which options or warrants may be granted or change the designation of the class of persons eligible to receive options or warrants under the 2006 Plan, and (ii) any such modification or amendment of the 2006 Plan shall be approved by a majority of the stockholders of Bitstream to the extent that such stockholder approval is necessary to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law, or applicable National Association of Securities Dealers or exchange listing requirements. Termination or any modification or amendment of the 2006 Plan shall not, without an award holder’s consent, affect his or her rights under any award theretofore granted to such award holder.

In each fiscal year during any part of which the 2006 Plan is in effect, an eligible person may not be granted Awards relating to more than 200,000 shares of Stock, subject to adjustment as provided in Section 10(c) of the 2006 Plan, under each of Plan Sections 6(b), 6(c), 6(d), 6(e), 8(b) and 8(c). In addition, the maximum cash amount that may be earned under the 2006 Plan as a final annual incentive award or other cash annual award in respect of any fiscal year by any one participant shall be $1,000,000 and the maximum cash amount that may be earned under the 2006 Plan as a final performance award or other cash award in respect of a performance period other than an annual period by any one participant on an annualized basis shall be $1,000,000.

The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any award subject to performance conditions, except as limited under Plan Sections 8(b) and 8(c) in the case of a performance award or annual incentive award intended to qualify under Code Section 162(m).

The 2000 Plans

The 2000 Bitstream Plan was adopted by the board of directors on February 11, 2000, and approved by the stockholders at the annual meeting held on July 25, 2000. The 2000 Bitstream Plan provided for the grant of incentive stock options (“ISOs”) (within the meaning of Section 422(b) of the Code), non-qualified stock options (“NQSOs”), warrants (“Warrants”), awards of stock (“Awards”) and authorizations to make direct purchases of stock (“Purchases”) to certain directors, officers and employees of Bitstream, its parent (if any) and present or future subsidiaries of Bitstream. The 2000 Bitstream Plan further provided for the grant of NQSOs, Warrants, Awards and Purchases to directors and agents of, and consultants to, the Related Corporations, whether or not employees of the Related Corporations.

The purpose of the 2000 Bitstream Plan was to provide incentives to employees, agents, consultants and directors. ISOs, NQSOs and Warrants granted under the 2000 Bitstream Plan may not be exercisable for terms in excess of 10 years from the date of grant. In addition, no ISOs, NQSOs or Warrants may be granted under the 2000 Bitstream Plan later than 10 years after the 2000 Bitstream Plan’s effective date. The exercise price of any NQSO or Warrant is fixed by the board of directors or its Compensation Committee on the date it is granted and the exercise price of an ISO shall be not less than the fair market value per share of the Class A Common Stock on the date it is granted. The shares subject to and available under the 2000 Bitstream Plan may consist, in whole or in part, of authorized but unissued shares of Class A Common Stock or shares of Class A Common Stock reacquired by Bitstream in any manner. If any ISO, NQSO or Warrant granted under the 2000 Bitstream Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, or if Bitstream shall reacquire any unvested shares issued pursuant to Awards or Purchases, the unpurchased shares subject to such ISO, NQSO or Warrant and any unvested shares so reacquired by Bitstream shall again be available for grants of ISOs, NQSOs, Warrants, Awards or Purchases under the 2000 Bitstream Plan.

If an ISO holder’s employment with Bitstream and all Related Corporations ceases, for any reason other than death or disability, no further installments of his ISOs shall become exercisable, and all ISOs held by him on the date his employment ceases will terminate on the earlier of the ISO’s expiration date or 90 days after the date his employment ceases. If an NQSO holder’s business relationship with Bitstream and all Related Corporations ceases, for any reason other than death or disability, no further installments of his NQSOs shall become exercisable, and all NQSOs held by him on the date his business relationship ceases will terminate on the earlier of the NQSO’s expiration date or as determined by the board of directors. If an option holder dies or is disabled, his option may be exercised, to the extent of the number of shares with respect to which he could have exercised it on the date of his death, by his estate, personal representative or beneficiary who acquires the option by will or by the laws of descent and distribution, at any time prior to the earlier of the option’s expiration and, in the case of an ISO, 90 days after the occurrence of his death or 180 days after the date of his disability, or in the case of a NQSO, as determined by the Board. On the earlier of such dates, the option terminates.

No ISO, NQSO, Warrant, Award or Purchase is assignable or transferable by the holder thereof except by will or by laws of descent and distribution, and during the lifetime of the holder thereof the ISO, NQSO, Warrant, Award or Purchase may be exercisable only by him.

The number and price of shares of Class A Common Stock covered by each ISO, NQSO or Warrant, the total number of shares that may be sold under the 2000 Bitstream Plan, and the maximum number of shares that may be sold, issued or transferred to an employee, will be proportionately adjusted to reflect, any stock dividend or stock split of the Class A Common Stock or any recapitalization of Bitstream. Unless otherwise determined by the Board, upon consummation of a consolidation or merger of Bitstream into another entity, or a sale of all or substantially all of the assets of Bitstream, all outstanding ISOs, NQSOs, and Warrants will become fully vested and immediately exercisable. In the event of a distribution or liquidation of Bitstream, each outstanding ISO, NQSO or Warrant shall terminate.

The board of directors may at any time terminate the 2000 Bitstream Plan or make such modification or amendment thereof as it deems advisable; provided, however, (i) the board of directors may not, without the approval of the stockholders, increase the maximum number of shares for which options or warrants may be granted or change the designation of the class of persons eligible to receive options or warrants under the 2000 Bitstream Plan, and (ii) any such modification or amendment of the 2000 Bitstream Plan shall be approved by a majority of the stockholders of Bitstream to the extent that such stockholder approval is necessary to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law, or applicable National Association of Securities Dealers or exchange listing requirements. Termination or any modification or amendment of the 2000 Bitstream Plan shall not, without an option holders consent, affect his or her rights under any option or warrant theretofore granted to such option holder.

The 2000 Bitstream Plan is administered by the board of directors which determines, in its discretion, among other things, the recipients of grants, whether a grant will consist of ISOs, NQSOs, Warrants, Awards, Purchases or a combination thereof, and the number of shares of Class A Common Stock to be subject to such ISOs, NQSOs, Warrants, Awards or Purchases. In accordance with the discretion granted to the board of directors under the terms of the 2000 Bitstream Plan, the board of directors may delegate its power, duties and responsibilities under the 2000 Bitstream Plan to the Compensation Committee. The 2000 Bitstream Plan contained certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an option holder during the calendar year exceeds $100,000, the ISO will be treated as a NQSO or a Warrant. In addition, if an option holder owns more than 10% of the total combined voting power of all classes of stock of Bitstream or any Related Corporation at the time the individual is granted an ISO, the exercise price per share cannot be less than 110% of the fair market value per share of Class A Common Stock on the date of grant.

At the same time that the board of directors of Bitstream approved the 2000 Bitstream Plan, the board of directors of Bitstream’s two subsidiaries, PageFlex, Inc., and MyFonts.com, Inc., adopted the 2000 PageFlex Plan and the 2000 MyFonts Plan. The terms of these two plans provided for the grant of ISOs, NQSOs, and Warrants to the employees of the two subsidiaries, and the terms were substantially identical to the terms of the 2000 Bitstream Plan.

The 1997 Plan

The 1997 Plan was adopted by the board of directors on March 10, 1997, and approved by the stockholders of Bitstream at the annual meeting held on May 28, 1997. The 1997 Plan provided for the grant of ISOs, NQSOs and warrants to certain directors, officers and employees of Bitstream. The 1997 Plan further provided for the grant of NQSOs and warrants to directors and agents of, and consultants to, Bitstream, whether or not employees of Bitstream. The purpose of the 1997 Plan was to attract and retain employees, agents, consultants and directors.

Options and warrants granted under the 1997 Plan could not be exercisable for terms in excess of 10 years from the date of grant. In addition, no options or warrants could be granted under the 1997 Plan later than 10 years after the 1997 Plan’s effective date. The exercise price of any NQSO or warrant was fixed by the board of directors on the date it was granted and the exercise price of an ISO could not be less than the fair market value of the Class A Common Stock it is on the date it was granted. The shares subject to and available under the 1997 Plan could consist, in whole or in part, of authorized but unissued stock or treasury stock not reserved for any other purpose. Any shares subject to an option or warrant that terminates, expires or lapses for any reason, and any shares purchased pursuant to an option or warrant and subsequently repurchased by Bitstream pursuant to the terms of the option, shall again be available for grant under the 1997 Plan.

If an option holder’s employment with Bitstream ceases, for any reason other than death or disability, all options held by him on the date his employment ceases will terminate on the earlier of the option’s expiration or, in the case of an ISO, 90 days after the date his employment ceases, and in the case of an NQSO, as determined by the Board.

If an option holder dies or is disabled, his option may be exercised, to the extent of the number of shares with respect to which he could have exercised it on the date of his death, by his estate, personal representative or beneficiary who acquires the option by will or by the laws of descent and distribution, at any time prior to the earlier of the option’s expiration and, in the case of an ISO, 90 days after the occurrence of his death or 180 days after the date of his disability, or in the case of a NQSO, as determined by the Board. On the earlier of such dates, the option terminates.

No option is assignable or transferable by the option holder except by will or by laws descent and distribution, and during the lifetime of the option holder the option may be exercisable only by him.

The number and price of shares of Class A Common Stock covered by each option, the total number of shares that may be sold under the 1997 Plan, and the maximum number of shares that may be sold, issued or transferred to an employee, will be proportionately adjusted to reflect, any stock dividend or stock split of the Class A Common Stock or any recapitalization of Bitstream. Unless otherwise determined by the Board, upon consummation of a consolidation or merger of Bitstream into another entity, or a sale of all or substantially all of the assets of Bitstream, all outstanding options and warrants will become fully vested and immediately exercisable. In the event of a distribution or liquidation of Bitstream, each outstanding option or warrant shall terminate.

The board of directors may at any time terminate the 1997 Plan or make such modification or amendment thereof as it deems advisable; provided, however, (i) the board of directors may not, without the approval of the stockholders, increase the maximum number of shares for which options or warrants may be granted or change the designation of the class of persons eligible to receive options or warrants under the 1997 Plan, and (ii) any such modification or amendment of the 1997 Plan shall be approved by a majority of the stockholders of Bitstream to the extent that such stockholder approval is necessary to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law, or applicable National Association of Securities Dealers or exchange listing requirements. Termination or any modification or amendment of the 1997 Plan shall not, without an option holders consent, affect his or her rights under any option or warrant theretofore granted to such option holder.

The 1997 Plan is administered by the board of directors which will determine, in its discretion, among other things, the recipients of grants, whether a grant will consist of ISOs, NQSOs or warrants or a combination thereof, and the number of shares of Class A Common Stock to be subject to such options or warrants. In accordance with the discretion granted to the board of directors under the terms of the 1997 Plan, the board of directors may delegate its power, duties and responsibilities under the 1997 Plan to the Compensation Committee.

The 1997 Plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an option holder during the calendar year exceeds $100,000, the ISO will be treated as a NQSO. In addition, if an option holder owns more than 10% of the total combined voting power of all classes of Bitstream’s stock or any subsidiary of Bitstream at the time the individual is granted an ISO, the exercise price per share cannot be less than 110% of the fair market value per share of Class A Common Stock.

The 1994 Plan

The 1994 Plan was adopted by the board of directors on December 7, 1994, and approved by the stockholders of Bitstream prior to the company’s initial public offering. The 1994 Plan provided for the grant of ISOs, NQSOs and warrants to certain directors, officers and employees of Bitstream. The 1994 Plan further provided for the grant of NQSOs and warrants to directors and agents of, and consultants to, Bitstream, whether or not employees of Bitstream. The purpose of the 1994 Plan was to attract and retain employees, agents, consultants and directors.

Options and warrants granted under the 1994 Plan could not be exercisable for terms in excess of seven years and one day from the date of grant in the case of NQSOs and warrants, and 10 years from the date of grant in the case of ISOs. In addition, no options or warrants could be granted under the 1994 Plan later than 10 years after the 1994 Plan’s effective date. The exercise price of any NQSO or warrant was fixed by the board of directors on the date it was granted and the exercise price of an ISO could not be less than the fair market value of the Class A Common Stock it is on the date it was granted. The shares subject to and available under the 1994 Plan could consist, in whole or in part, of authorized but unissued stock or treasury stock not reserved for any other purpose. Any shares subject to an option or warrant that terminates, expires or lapses for any reason, and any shares purchased pursuant to an option or warrant and subsequently repurchased by Bitstream pursuant to the terms of the option, shall again be available for grant under the 1994 Plan.

If an option holder’s employment with Bitstream ceases, for any reason other than death or disability, all options held by him on the date his employment ceases will terminate on the earlier of the option’s expiration or, in the case of an ISO, 90 days after the date his employment ceases, and in the case of an NQSO, as determined by the Board.

If an option holder dies or is disabled, his option may be exercised, to the extent of the number of shares with respect to which he could have exercised it on the date of his death, by his estate, personal representative or beneficiary who acquires the option by will or by the laws of descent and distribution, at any time prior to the earlier of the option’s expiration and, in the case of an ISO, 90 days after the occurrence of his death or 180 days after the date of his disability, or in the case of a NQSO, as determined by the Board. On the earlier of such dates, the option terminates.

No option is assignable or transferable by the option holder except by will or by laws descent and distribution, and during the lifetime of the option holder the option may be exercisable only by him.

The number and price of shares of Class A Common Stock covered by each option, the total number of shares that may be sold under the 1994 Plan, and the maximum number of shares that may be sold, issued or transferred to an employee, will be proportionately adjusted to reflect, any stock dividend or stock split of the Class A Common Stock or any recapitalization of Bitstream. Unless otherwise determined by the Board, upon consummation of a consolidation or merger of Bitstream into another entity, or a sale of all or substantially all of the assets of Bitstream, all outstanding options and warrants will become fully vested and immediately exercisable. In the event of a distribution or liquidation of Bitstream, each outstanding option or warrant shall terminate.

The board of directors may at any time terminate the 1994 Plan or make such modification or amendment thereof as it deems advisable; provided, however, the board of directors may not, without the approval of the stockholders, increase the maximum number of shares for which options or warrants may be granted or change the designation of the class of persons eligible to receive ISOs, reduce the minimum exercise price for ISOs, or extend the expiration date of the 1994 Plan. Termination or any modification or amendment of the 1994 Plan shall not, without an option holder’s consent, affect his or her rights under any option or warrant theretofore granted to such option holder.

The 1994 Plan is administered by the board of directors which will determine, in its discretion, among other things, the recipients of grants, whether a grant will consist of ISOs, NQSOs or warrants or a combination thereof, and the number of shares of Class A Common Stock to be subject to such options or warrants.

The 1994 Plan contains certain limitations applicable only to ISOs granted thereunder. To the extent that the aggregate fair market value, as of the date of grant, of the shares to which ISOs become exercisable for the first time by an option holder during the calendar year exceeds $100,000, the ISO will be treated as a NQSO. In addition, if an option holder owns more than 10% of the total combined voting power of all classes of Bitstream’s stock or any subsidiary of Bitstream at the time the individual is granted an ISO, the exercise price per share cannot be less than 110% of the fair market value per share of Class A Common Stock.

MSDH Incentive Compensation Plan

General

The Marlborough Software Development Holdings Inc. Incentive Compensation Plan (the “Plan”) will be adopted by the board of directors of MSDH and approved by the board of directors of Bitstream as the sole shareholder of MSDH prior to the Distribution. It is anticipated that the plan will provide for the grant of awards in the form of options (which may be incentive stock options or non-qualified options), stock appreciation rights, restricted stock and restricted stock units, stock granted as a bonus or in lieu of another award, other stock-based awards, performance awards or annual incentive awards. The maximum number of shares of stock with respect to which awards can be granted will be              shares, plus the number of shares subject to the MSDH Options, subject to adjustment as provided in the Plan to reflect the effect of mergers, recapitalizations, stock splits and reverse splits, extraordinary dividends, and similar transactions.

Purpose

The purpose of the Plan will be to assist us in attracting, retaining and rewarding high-quality executives, employees and other persons who provide services to us and/or our subsidiaries, enabling such persons to acquire or increase a proprietary interest in us to strengthen the mutuality of interests between such persons and our shareholders, and providing such persons with annual and long-term performance incentives to expend their maximum efforts in the creation of shareholder value. The Plan is also intended to qualify certain compensation awarded under the Plan for tax deductibility under Section 162(m) of the Internal Revenue Code (the “Code”).

Eligibility

Participation in the Plan will be available to each executive officer and other officers and employees of MSDH or of any subsidiary, and other persons who provide services to MSDH or any of its subsidiaries, including directors of MSDH. An employee on leave of absence may be considered as still in the employ of MSDH or a subsidiary for purposes of eligibility for participation in the Plan.

Administration

The Plan will be administered by the compensation committee of the board of directors, or such other committee as may be appointed by the board of directors (the “Committee”), provided, however, that, unless otherwise determined by the board of directors, the Committee shall consist solely of two or more directors, each of whom shall be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), unless administration of the Plan by “non-employee directors” is not then required in order for exemptions under Rule 16b-3 to apply to transactions under the Plan, and (ii) an “outside director” as defined under Code Section 162(m), unless administration of the Plan by “outside directors” is not then required in order to qualify for tax deductibility under Code Section 162(m).

The board of directors may at any time terminate the Plan or make such modification or amendment thereof as it deems advisable; provided, however, (i) the board of directors may not, without the approval of the stockholders, increase the maximum number of shares for which options or warrants may be granted or change the designation of the class of persons eligible to receive options or warrants under the Plan, and (ii) any such modification or amendment of the Plan shall be approved by a majority of the stockholders of MSDH to the extent that such stockholder approval is necessary to comply with applicable provisions of the Code, rules promulgated pursuant to Section 16 of the Exchange Act, applicable state law, or applicable National Association of Securities Dealers or, if applicable, exchange listing requirements. Termination or any modification or amendment of the Plan shall not, without an award holder’s consent, affect his or her rights under any award theretofore granted to such award holder.

Limitations

In each fiscal year during any part of which the Plan is in effect, an eligible person may not be granted stock-based awards relating to more than              shares of stock, subject to adjustment as provided in the Plan. In addition, the maximum cash amount that may be earned under the Plan as a final annual incentive award or other cash annual award in respect of any fiscal year by any one participant shall be $         and the maximum cash amount that may be earned under the Plan as a final performance award or other cash award in respect of a performance period other than an annual period by any one participant on an annualized basis shall be $        .

The right of a participant to exercise or receive a grant or settlement of any award, and the timing thereof, may be subject to such performance conditions as may be specified by the Committee. The Committee may use such business criteria and other measures of performance as it may deem appropriate in establishing any performance conditions, and may exercise its discretion to reduce or increase the amounts payable under any award subject to performance conditions, except in the case of a performance award or annual incentive award intended to qualify under Code Section 162(m).

Grants

Under the terms of the Merger Agreement, MSDH is required to grant the MSDH Options to holders of unexercised options to acquire Bitstream Stock. As of the date of this prospectus, there were unexercised options to acquire              shares of Bitstream Common Stock.

U.S. Federal Income Tax Consequences

Under present U.S. federal income tax law, a participant generally will recognize ordinary income at the time such participant receives cash or shares of stock pursuant to an award under the Plan (or upon the subsequent vesting of such stock, if the participant receives unvested shares), subject to the special rules regarding options and stock appreciation rights discussed below. Subject to the limitations of Section 162(m) of the Code, we are generally entitled to a tax deduction at the time a participant recognizes ordinary income attributable to an award under the Plan. Our policy is to maximize the tax deductibility of its compensation plan but it may elect to forgo deductibility for federal income tax purposes if such action is, in its opinion, necessary or appropriate to further the goals of the Plan.

A participant will generally not recognize any ordinary income upon the grant of an option or stock appreciation right. A participant who exercises a non-qualified option or a stock appreciation right will generally recognize ordinary income equal to the excess of the value of the stock subject to the award over the purchase price for the award. A participant who exercises an incentive stock option will not be required to recognize any taxable income at the time of exercise, and we will not be entitled to a tax deduction, provided that the incentive stock option is exercises while the participant is still employed by the company or one of our subsidiaries, or within 90 days after terminating employment (one year in the case of death or disability). If the participant then holds the stock until the later of one year from the date of exercise or two years from the date of grant of the incentive stock option, he or she will not be required to recognize any ordinary income. However, if the participant disposes of the stock before this time (a “disqualifying disposition”), he or she will recognize ordinary income equal to the lesser of the amount of gain realized on the sale, or the excess of the value of the stock at the time of exercise over the exercise price. We will be entitled to a tax deduction only if and to the extent the participant recognizes taxable income under these rules.

DESCRIPTION OF EMPLOYEE BENEFIT PLANS

Bitstream has the following employee benefit plans for employees located in the United States (unless otherwise indicated, all dollar amounts are in thousands):

•

The Bitstream Investment Plan & Trust, which is a tax-qualified defined contribution plan qualified under Section 401(k) of the Internal Revenue Code. Under the plan, employees may voluntarily defer a portion of their compensation on a pre-tax basis, and Bitstream may, but is not obligated to, match a portion of the employee’s contribution up to a defined maximum. Bitstream contributed $165, $183, and $180 for the years ended December 31, 2010, 2009, and 2008, respectively.

•

Medical and Dental Plans. These are fully insured health plans currently underwritten by Blue Cross Blue Shield of Massachusetts. Previously, the dental coverage and optional additional vision coverage were underwritten by MetLife. Employees who elect to participate pay a portion of the premium for coverage by withholding from their compensation on a pre-tax basis, and Bitstream pays the remaining premiums. Bitstream paid $901, $870, and $880 in premiums for the years ended December 31, 2010, 2009, and 2008, respectively.

•

Disability Coverage and Life Insurance. Bitstream provides short-term disability coverage for a maximum period of 11 weeks days, and long-term disability coverage that takes effect after the 11 week short-term period for an employee who becomes permanently disabled. Both short-term and long-term policies provide benefits equal to approximately 60% of the employee’s compensation. Separate policies are provided for employees located in California, and all other US employees. Bitstream also provides group term life insurance equal to one times the deceased employee’s annual compensation, with certain additional benefits in the event of accidental death or dismemberment. The policies are underwritten by Prudential Insurance Company, and Bitstream pays the entire premium. Bitstream paid $51, $60, and $61 in premiums for the years ended December 31, 2010, 2009, and 2008, respectively.

•

The Bitstream Flexible Benefits Plan, which is a cafeteria plan qualified under Section 125 of the Internal Revenue Code that allows eligible employees to have a portion of their compensation withheld on a pre-tax basis and credited to an account to be used to pay qualified medical and/or dependent care expenses. Bitstream does not make any contribution to this plan, although in certain circumstances it may be required to pay medical expenses that exceed the amount that an employee has contributed.

Each of these benefit plans will be assigned by Bitstream to MSDH, and assumed by MSDH, as part of the Separation and Distribution, and employees of MSDH and its subsidiaries will continue to participate in the plans. Employees who continue to be employed by Bitstream following the Separation and Distribution will generally not be eligible to participate in the plans, and will be treated as terminated employees under the terms of the plans, except that such employees may, by agreement between MSDH and Monotype, continue to participate in the plans for a short transitional period, in which case MSDH will be reimbursed by Monotype for the cost of covering such employees. MSDH has no present plans to make any changes to the terms of the plans, but reserves the right to do so at any time.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all future earnings, if any, for use in the operation and expansion of our business and do not anticipate declaring or paying cash dividends.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and amended and by-laws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) permits us to indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have entered into indemnification agreements with our directors and officers. The indemnification agreements will provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The foregoing statements are subject to the detailed provisions of the DGCL, our certificate of incorporation and our by-laws.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion addresses certain material federal income tax considerations in respect of the contribution of the assets, liabilities and operations of Bitstream relating to the BOLT Products and Pageflex Products to MSDH (the “Contribution Transaction”), the subsequent distribution of the stock of MSDH by Bitstream to its stockholders (the “Distribution”), and the Bitstream Merger.

The following discussion does not include all U.S. federal income tax considerations that may be relevant to particular Bitstream stockholders in light of their particular circumstances, or to stockholders who are subject to special tax rules, such as dealers in securities, banks or other financial institutions, insurance companies, partnerships or other pass-through entities for U.S. federal income tax purposes, U.S. expatriates, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, controlled foreign corporations, passive foreign investment companies or tax-exempt organizations. This discussion also assumes that stockholders hold their shares as capital assets, and it does not apply to stockholders who are subject to alternative minimum tax or mark-to-market rules, stockholders who hold their shares as part of a hedge, straddle or other risk reduction or conversion transaction, or stockholders who acquired their shares through stock option or stock purchase programs or otherwise as compensation. In addition, this discussion does not address any aspect of foreign, state or local or U.S. federal estate and gift taxation that may be applicable to a stockholder.

The following discussion is based on the Code, applicable Treasury Regulations, judicial decisions and administrative rulings and practice, in each case as of the date hereof, all of which are subject to change. Any such changes could be applied retroactively and could affect the accuracy of the statements and conclusions in this discussion and the U.S. federal income tax consequences of the Contribution Transaction, the Bitstream Merger and the Distribution. No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) with regard to any of the tax consequences of the Contribution Transaction, the Bitstream Merger or the Distribution.

For purposes of this discussion, we use the term “U.S. holder” to mean a beneficial owner of Bitstream common stock that is:

•	a citizen or individual resident of the United States for U.S. federal income tax purposes;

•

a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust if it (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income tax on all of its income regardless of source.

A “non-U.S. holder” is a beneficial owner (other than a partnership or other entity or arrangement taxable as a partnership for U.S. federal income tax purposes) of Bitstream common stock that is not a U.S. holder.

If a partnership (or an entity or arrangement taxable as a partnership for U.S. federal income tax purposes) holds shares of Bitstream common stock, the tax treatment of a partner will depend on the status of the partner and activities of the partnership. If you are a partner of a partnership holding Bitstream common stock, you should consult your own tax advisor.

Stockholders should consult their tax advisors with respect to the tax consequences of the Contribution Transaction, the Bitstream Merger and the Distribution.

The Contribution Transaction

The assets related to the Pageflex and BOLT Products were contributed by Bitstream to MSDH, which assumed the liabilities related thereto from Bitstream. Management believes that the liabilities assumed by MSDH did not exceed the tax basis of the assets contributed to MSDH. As a result, management believes that the Contribution Transaction, in and of itself, will not result in the recognition of taxable gain or loss by Bitstream or MSDH. Management further believes that the foregoing conclusion will not be adversely affected by the subsequent Distribution or the Bitstream Merger.

The Distribution: Tax on Bitstream

The Distribution will be a taxable event with respect to Bitstream as disclosed elsewhere in this prospectus under the headings “Arrangements between Bitstream and MSDH—Tax Indemnity Agreement” and “Risk Factors—The Distribution of MSDH stock by Bitstream may cause substantial tax liabilities to Bitstream.”

The Distribution and the Bitstream Merger: Tax on Stockholders

U.S. Holders

The Distribution

Each taxable U.S. stockholder of Bitstream receiving shares of MSDH common stock in the Distribution will be treated as if such stockholder received a distribution in an amount equal to the fair market value at the time of the Distribution of the MSDH common stock received. Based on a recent appraisal, the aggregate value of all the shares of MSDH stock is expected to be approximately $19.8 million at such time. Management expects to report the Distribution as a dividend to the extent of Bitstream’s current and accumulated earnings and profits, which subject to certain limitations will be taxable to individuals qualifying for such treatment at a reduced rate of 15%. To the extent in excess of earnings and profits, the receipt of MSDH common stock will result in a reduction of a stockholder’s basis in Bitstream common stock and capital gain to the extent of any excess. Capital gains will be taxable at a reduced rate of 15% for individuals qualifying for such event who have held their shares of Bitstream common stock for more than one year. A stockholder’s tax basis in MSDH common stock will be equal to its fair market value at the time of the spin-off of MSDH and the holding period in MSDH common stock will begin the day after the Distribution.

Corporate U.S. holders may be entitled to a dividends-received deduction with respect to the Distribution for U.S. federal income tax purposes, subject to certain limitations and requirements. Corporate U.S. holders should be aware that under certain circumstances, a corporation that receives an “extraordinary dividend” is required to (1) reduce its tax basis (but not below zero) by the portion of such dividend that is not taxed because of the dividends received deduction and (2) treat the non-taxed portion of such dividend as gain from the sale or exchange of the distributing corporation’s stock for the taxable year in which such dividend is received (to the extent that the non-taxed portion of such dividend exceeds such holder’s tax basis). A dividend paid on common stock is generally deemed to be “extraordinary” for this purpose if the amount of such dividend equals or exceeds ten percent of the U.S. holder’s adjusted basis in such share of stock.

The Bitstream Merger

Management expects that the Bitstream Merger will be treated for U.S. federal income tax purposes as a purchase by Monotype Imaging of the issued and outstanding shares of capital stock of Bitstream from the stockholders of Bitstream for cash, with each U.S. holder recognizing taxable gain or loss measured by the difference between the U.S. holder’s tax basis in his, her or its Bitstream shares considered to have been purchased by Monotype Imaging and the cash consideration received (before reduction for any withholding taxes) for such shares pursuant to the Bitstream Merger.

The gain or loss on the disposition of Bitstream shares will be capital gain or loss, and long-term capital gain or loss if the U.S. holder’s holding period for the Bitstream shares is greater than one year as of the closing of the merger. If a U.S. holder’s holding period for the shares is one year or less at the time of the closing of the merger, any capital gain or loss will be treated as short-term capital gain or loss and non-corporate stockholders would be subject to tax on such gain at rates applicable to ordinary income. Long-term capital gains for non-corporate U.S. holders are eligible for a reduced rate of federal income taxation. The deductibility of capital losses is subject to certain limitations.

Gain or loss must be calculated separately for each block of Bitstream shares (i.e., shares acquired at the same time in a single transaction). U.S. holders who own separate blocks of Bitstream shares should consult their tax advisors with respect to these rules.

Information Returns and Backup Withholding

Information returns will be filed with the IRS in connection with payments to a U.S. holder pursuant to the Bitstream Merger and Distribution, unless the U.S. holder is an exempt recipient. Under the U.S. federal income tax backup withholding rules, Monotype and/or Bitstream may be required to and may withhold 28% of all payments to which a U.S. holder or other payee is entitled, unless the U.S. holder or other payee (i) is a corporation or comes within other exempt categories and demonstrates this fact or (ii) provides its correct tax identification number (social security number in the case of an individual, or employer identification number in the case of other stockholders), certifies under penalties of perjury that the number is correct, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. A U.S. holder can provide an IRS Form W-9 for this purpose. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above can be credited against a holder’s U.S. federal income tax liability, if any, or refunded provided that the required information is furnished to the IRS in a timely manner. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining such exemption.

Non-U.S. Holders

The Distribution

Non-U.S. holders will be subject to a withholding tax at a rate of 30% on the fair market value of the MSDH common stock received by them to the extent of their share of Bitstream’s earnings and profits, unless such non-U.S. holder provides a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that the amount treated as a taxable dividend is not subject to withholding tax because it is effectively connected with such non-U.S. holder’s conduct of a trade or business in the United States. Effectively connected dividends (and, if an income tax treaty applies, dividends attributable to a permanent establishment), although not subject to withholding tax, are subject to U.S. federal income tax at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, dividends received by corporate non-U.S. holders that are effectively connected with a United States trade or business of the corporate non-U.S. holder (and, if an income tax treaty applies, are attributable to a corporate non-U.S. holder’s permanent establishment in the United States) will also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in an applicable income tax treaty). Unless a non-U.S. holder provides an appropriate form as described above, Bitstream will withhold 30% of the MDSH shares distributable to such holder and will pay over to the IRS in cash the maximum amount that Bitstream determines may be required to be withheld by it (out of the cash merger consideration or, if need be, out of a market sale of the retained MDSH shares on behalf of the non-U.S. holder). The balance of the MSDH shares and cash merger consideration will be distributed to the holder promptly thereafter. You should consult your own tax advisor as to your ability to obtain a refund or credit for any amount so withheld and paid over the IRS that may exceed the amount properly subject to withholding taxation.

The Bitstream Merger

Any taxable gain realized on the receipt of cash pursuant to the Bitstream Merger by a non-U.S. holder will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a United States trade or business of such non-U.S. holder (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment in the United States maintained by such non-U.S. holder), in which case the non-U.S. holder generally will be taxed at graduated U.S. federal income tax rates applicable to United States persons (as defined under the Code) and, if the non-U.S. holder is a foreign corporation, an additional branch profits tax may apply to its effectively connected earnings and profits for the taxable year at the rate of 30% (or such lower rate as may be specified by an applicable income tax treaty);

•

the non-U.S. holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year and certain other conditions are met, in which case the non-U.S. holder will be subject to a 30% tax on the non-U.S. holder’s net gain realized (unless an exception is provided under an applicable treaty), which may be offset by U.S. source capital losses on the non-U.S. holder, if any; or

•

we are or have been a “United States real property holding corporation” (as defined under the Code) for U.S. federal income tax purposes at any time during the shorter of the 5-year period ending on the date of the Merger or the period that the non-U.S. holder held Bitstream common stock and the non-U.S. holder owned more than 5% of Bitstream common stock at any time during such period, in which case the non-U.S. holder generally will be taxed on the holder’s net gain realized at the graduated United States federal income tax rates applicable to united States persons (as defined under the Code). We do not believe that we are or have been a “United States real property holding corporation” for United States federal income tax purposes.

Information Reporting and Backup Withholding

A non-U.S. holder will be subject to information reporting and, in certain circumstances, backup withholding (currently at a rate of 28%) may apply, unless the non-U.S. holder certifies under penalties of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the holder is a United States person as defined under the Code) or such holder otherwise establishes an exemption. To avoid backup withholding, non-U.S. holders generally must submit a signed Form W-8BEN or other applicable Form W-8. Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above can be credited against a non-U.S. holder’s U.S. federal income tax liability, if any, or refunded provided that the required information is furnished to the IRS in a timely manner. You should consult your own tax advisor as to the qualifications for exemption from backup withholding and the procedures for obtaining such exemption.

Disclosure of Reportable Transactions

A taxpayer who participates in a “reportable transaction” is required to attach a disclosure statement to his, her or its federal income tax return disclosing such taxpayer’s participation in the transaction. Subject to various exceptions, a reportable transaction includes a transaction that results in a loss exceeding certain thresholds. Failure to comply with these and other reporting requirements could result in the imposition of significant penalties. Stockholders are urged to consult their tax advisors regarding the applicability of any disclosure requirements to them.

The foregoing discussion is not intended to be a complete analysis or description of all potential U.S. federal income tax consequences of the Contribution Transaction, the Bitstream Merger and the Distribution. In addition, the discussion does not address tax consequences that may vary with, or are contingent on, a stockholder’s individual circumstances. Moreover, the discussion does not address any non-income tax or any foreign, state, or local tax consequences of the Contribution Transaction, the Bitstream Merger or the Distribution. EACH STOCKHOLDER IS STRONGLY URGED TO CONSULT WITH SUCH STOCKHOLDER’S OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES OF THE CONTRIBUTION TRANSACTION, THE BITSTREAM MERGER AND DISTRIBUTION TO SUCH STOCKHOLDER.

LEGAL MATTERS

The validity of the shares sold by us under this prospectus will be passed upon for us by Seyfarth Shaw LLP, Boston, MA.

EXPERTS

The financial statements of MSDH as of December 31, 2010 and 2009, and for each of the two years in the periods ended December 31, 2010 and 2009 included in this Prospectus have been so included in reliance on the report dated November 10, 2011 of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The carve-out consolidated financial statements for the years ended December 31, 2009 and 2008 of a Product line acquired of Press-Sense Ltd. included in this prospectus have been so incorporated in reliance on the report dated August 17, 2010 of Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

TRANSFER AGENT AND REGISTRAR

The Distribution Agent, Transfer Agent and Registrar for the common stock and preferred stock is Computershare. The contact information is:

Computershare Trust Company, N.A.

250 Royall Street

Canton, MA 02021

Telephone: 800-962-4284

www.computershare.com

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock being offered pursuant to this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules filed as part of the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, we refer you to the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The reports and other information we file with the SEC can be read and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials can be obtained at prescribed rates from the Public Reference Section of the SEC at the principal offices of the SEC, 100 F Street, N.E., Washington, D.C. 20549. You may obtain information regarding the operation of the public reference room by calling 1(800) SEC-0330. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

INDEX TO FINANCIAL STATEMENTS

FINANCIAL STATEMENTS OF MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets as of September 30, 2011 (Unaudited), December 31, 2010 and December 31, 2009	F-3

Consolidated Statements of Operations for the Nine Months Ended September 30, 2011 and 2010 (Unaudited), and Two Years Ended December 31, 2010 and 2009	F-4

Consolidated Statements of Divisional Equity for the Nine Months Ended September 30, 2011 (Unaudited) and Two Years Ended December 31, 2010, and 2009	F-5

Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2011 and 2010 (Unaudited), and Two Years Ended December 31, 2010, and 2009	F-6

Footnotes to Consolidated Financial Statements	F-7

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and management of Marlborough Software Development Holdings:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, statements of divisional equity and statements of cashflows present fairly, in all material respects, the financial position of Marlborough Software Development Holdings (the ‘Company’) at December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of Marlborough Software Development Holding’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

November 10, 2011

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

CONSOLIDATED BALANCE SHEETS

(IN THOUSANDS)

	Unaudited	Audited
	September 30, 2011	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash	$670	$601	$—
Accounts receivable, net of allowance of $20, $12 and $157 at September 30, 2011, December 31, 2010 and 2009, respectively	668	953	526
Prepaid expenses and other current assets	421	346	604

Total current assets	1,759	1,900	1,130
Property and equipment, net	1,238	634	614
Other	233	178	139
Goodwill	3,297	3,297	498
Intangible assets, net	3,172	3,463	63

Total assets	$9,699	$9,472	$2,444

LIABILITIES AND DIVISIONAL EQUITY
Current liabilities:
Accounts payable	$243	$181	$157
Accrued payroll and other compensation	750	532	137
Other accrued expenses	277	186	28
Deferred revenue	2,363	2,256	1,581

Total current liabilities	3,633	3,155	1,903
Long-term deferred revenue	442	105	—
Long-term deferred rent	513	530	536

Total liabilities	4,588	3,790	2,439

Commitments and contingencies (Note 7)
Divisional equity:
Additional paid-in capital	1,262	1,077	800
Accumulated deficit	(42,242)	(36,052)	(28,959)
Contributions from parent Company	46,091	40,657	28,164

Total divisional equity	5,111	5,682	5

Total liabilities and divisional equity	$9,699	$9,472	$2,444

The accompanying notes are an integral part of these consolidated financial statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN THOUSANDS, EXCEPT PER-SHARE AMOUNTS)

	Unaudited		Audited
	Nine Months Ended September 30,		Years Ended December 31,
	2011	2010	2010	2009
Revenue:
Software licenses	$2,078	$1,147	$1,964	$2,890
Services	4,379	3,229	4,370	4,318

Total revenue	6,457	4,376	6,334	7,208

Cost of revenue:
Software licenses	859	372	571	307
Services	1,519	1,317	1,750	1,820

Cost of revenue	2,378	1,689	2,321	2,127

Gross profit	4,079	2,687	4,013	5,081

Operating expenses:
Marketing and selling	2,652	2,203	3,089	2,950
Research and development	5,154	3,840	5,514	3,273
General and administrative	2,453	1,807	2,503	1,522

Total operating expenses	10,259	7,850	11,106	7,745

Operating loss	(6,180)	(5,163)	(7,093)	(2,664)
Interest and other income, net	36	—	—	9

Loss before provision for income taxes	(6,144)	(5,163)	(7,093)	(2,655)
Provision for income taxes	(46)	—	—	(31)

Net loss	$(6,190)	$(5,163)	$(7,093)	$(2,686)

Basic and Diluted net loss per share	$(0.60)	$(0.52)	$(0.71)	$(0.27)

Basic and Diluted weighted average shares outstanding	10,242	9,878	9,923	9,782

The accompanying notes are an integral part of these consolidated financial statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

CONSOLIDATED STATEMENTS OF DIVISIONAL EQUITY

(IN THOUSANDS)

	Additional paid-in capital	Accumulated deficit	Contribution from parent company	Total divisional equity
BALANCE, DECEMBER 31, 2008	$518	$(26,273)	$25,421	$(334)
Net loss	—	(2,686)	—	(2,686)
Stock-based compensation expense	282	—	—	282
Contributions from parent company	—	—	2,743	2,743

BALANCE, DECEMBER 31, 2009	800	(28,959)	28,164	5
Net loss	—	(7,093)	—	(7,093)
Stock-based compensation expense	277	—	—	277
Contributions from parent company	—	—	12,493	12,493

BALANCE, DECEMBER 31, 2010	1,077	(36,052)	40,657	5,682
Net loss (unaudited)	—	(6,190)	—	(6,190)
Stock-based compensation expense (unaudited)	185	—	—	185
Contributions from parent company (unaudited)	—	—	5,434	5,434

BALANCE, SEPTEMBER 30, 2011 (unaudited)	1,262	(42,242)	46,091	5,111

The accompanying notes are an integral part of these consolidated financial statements.

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

CONSOLIDATED STATEMENTS OF CASH FLOW

(IN THOUSANDS)

	Unaudited		Audited
	Nine Months ended September 30,		Years ended December 31,
	2011	2010	2010	2009
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(6,190)	$(5,163)	$(7,093)	$(2,686)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	185	243	277	282
Depreciation and amortization	165	170	221	184
Net loss (gain) on disposal of property and equipment	2	1	(10)	4
Amortization on intangible assets	306	145	246	21
Changes in operating assets and liabilities, net of effects of acquisition:
Accounts receivable	285	(36)	(416)	330
Prepaid expenses and other assets	(130)	149	247	(313)
Accounts payable	62	15	24	42
Accrued payroll and other compensation	218	490	395	(443)
Other accrued expenses	91	105	158	(17)
Deferred revenue (long and short-term)	444	155	780	(196)
Deferred rent (long and short-term)	(17)	(3)	(6)	536

Net cash used in operating activities	(4,579)	(3,729)	(5,177)	(2,256)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment, including costs capitalized for development of internal use software	(771)	(49)	(165)	(462)
Proceeds from the sale of property and equipment	—	—	14	—
Additions to intangible assets	(15)	(20)	(36)	(25)
Acquisition of assets of Press-Sense Ltd.	—	(6,528)	(6,528)	—

Net cash used in investing activities	(786)	(6,597)	(6,715)	(487)

CASH FLOWS FROM FINANCING ACTIVITIES:
Contributions from parent company	5,434	10,636	12,493	2,743

Net cash provided by financing activities	5,434	10,636	12,493	2,743

Net (Decrease) Increase in Cash and Cash Equivalents	69	310	601	—
Cash and Cash Equivalents, beginning of period	601	—	—	—

Cash and Cash Equivalents, end of period	$670	$310	$601	$—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid for interest	$5	$—	$5	$4
Cash paid for income taxes	$64	$—	$—	$31

MARLBOROUGH SOFTWARE DEVELOPMENT HOLDINGS

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except per share amounts)

All references to “MSDH,” “we,” “us,” “our,” or “Company” refer to Marlborough Software Development Holdings Inc., a Delaware corporation. All references to “Bitstream” or “parent” refer to Bitstream, Inc., a Delaware corporation. The financial statements represent two product lines of Bitstream, which subsequently (July 2011) were incorporated into MSDH, Inc. Except as otherwise noted, all reported dollar amounts are in thousands.

(1) Background and Nature of Operations:

On November 10, 2011, the Board of Directors of Bitstream authorized the Separation and Distribution of the Pageflex and Bolt Products from Bitstream to MSDH. On                     , the Board of Directors of Bitstream fixed as the record date to distribute to its stockholders on a pro rata basis all of the issued and outstanding shares of common stock of its wholly-owned subsidiary, MSDH, the “Distribution”. MSDH was formed in conjunction with Bitstream’s planned merger (the “Bitstream Merger”) with and acquisition by Monotype Imaging Holdings Inc., a Delaware corporation (“Monotype”) and under the terms of the Contribution Agreement consists of the business of the Pageflex and Bolt product lines that were contributed to it by Bitstream, the “Separation”. The completion of the Separation and Distribution are conditions precedent to the Bitstream Merger and the Distribution must be completed at least three business days prior to the completion of the Bitstream Merger. The Separation, Distribution and Bitstream Merger will be consummated because management and the Board of Directors of Bitstream believe that it is in the best interest of shareholders to separate and allow for the merger of Bitstream’s business relating to its OEM and retail font and font technology products with Monotype.

MSDH, incorporated on July 18, 2011, is a software development company focused on bringing innovative and proprietary software products to a wide variety of markets. Our core software products include mobile browsing technologies and variable data publishing, Web-to-print, and multi-channel communications technologies.

MSDH is subject to risks common to technology-based companies, including dependence on key personnel, rapid technological change, competition from alternative product offerings and larger companies, and challenges to the development and marketing of commercial products and services. MSDH has also experienced net losses in the current year and negative operating cash flows, and as of September 30, 2011 (Unaudited) has an accumulated deficit of approximately $42 million.

The consolidated financial statements have been prepared on a basis that contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. MSDH’s long-term viability is dependent on its ability to generate sufficient product revenue, net income and cash flows from operations to support its business as well as its ability to obtain additional financing, if needed. Management’s plans also include reducing operating costs and delaying certain expenditures, if necessary, to maintain the Company’s Liquidity. The Separation from Bitstream Inc. may disrupt our business and management, negatively affecting our business, operating results or financial condition and may cause other risks to the Company. MSDH has suffered recurring losses from operations and has a working capital deficit as of September 30, 2011 (Unaudited) and, for its liquidity, has relied on contributions from Bitstream. As of September 30, 2011 (Unaudited), MSDH had accumulated contributions of $46.1 million from its parent company.

Bitstream has a cash balance of $ 3.2 million and investment balance of $6.6 million as of September 30, 2011 (unaudited). The cash and investments include $5.6 million corporate bonds, $0.9 million government bonds and $0.3 million money market funds and certificates of deposits, which are all measured at fair value and classified within Level 1 and Level 2 of the fair value hierarchy (Note 6). Under the terms of the Distribution Agreement, from and after the Separation Date through and as of the Distribution Date, Bitstream is required to fund the

operating expenses of MSDH. On or about the Distribution Date, Bitstream shall contribute approximately $         million to MSDH. Based on the Bitstream funding commitment from the Separation Date through the Distribution Date, and the expected $         million capital contribution from Bitstream to MSDH on or about the Distribution Date, management believes that MSDH’s cash as of the Separation Date and the Distribution Date together with cash generated from future operations and funds and contributions from Bitstream are, and will be sufficient to meet its working capital and capital expenditure requirements through at least September 30, 2012.

There can be no assurance, however, that MSDH will not require additional financing in the future if funds from future operations or estimated expenses differ materially from those amounts estimated by management. If we were required to obtain additional financing in the future, there can be no assurance that sources of capital would be available on terms favorable to us, if at all.

Our unaudited balance sheet as of September 30, 2011, unaudited statements of operations and of cash flows for the nine months ended September 30, 2011 and 2010 and the unaudited statement of changes in divisional equity for the nine months ended September 30, 2011 have been prepared pursuant to the rules of the Securities and Exchange Commission (the “SEC”) for quarterly reports on Form 10-Q and do not include all of the information and footnote disclosures required by generally accepted accounting principles (“GAAP”). In the opinion of management, all adjustments consisting of normal recurring adjustments considered necessary for a fair statement have been included. The information disclosed in the notes to the financial statements for these periods is unaudited. The results of operations for the nine months ended September 30, 2011 may not necessarily be indicative of the results to be expected for the year ending December 31, 2011 or any future period.

(2) Summary of Significant Accounting Policies:

(a) Basis of Presentation and Allocation methodologies

The financial statements of MSDH have been derived from the financial statements of Bitstream Inc. utilizing the following methodologies:

The MSDH balance sheet generally reflects the financial position of MSDH as if it had been a separate entity as of September 30, 2011. Only those assets and liabilities that were specifically identifiable to the MSDH business or those assets and liabilities that were used primarily by the MSDH business, such as our leased facilities in the US, have been attributed and included in the balance sheet of MSDH. The MSDH statements of operations reflect revenue directly assigned to the MSDH business. Cost of revenue, research and development, and sales and marketing departments have historically been product specific and thus have been primarily assigned to MSDH based on product line information. Certain general and administrative (“G&A”) items that could be specifically identified and allocated, including amortization of intangibles, were allocated. Other general expenses that could not been specifically identified to a product line were allocated based on the most relevant measure, such as head count and product revenue.

Certain assets that were used by both Bitstream and MSDH were attributed to MSDH as the primary user of the assets. MSDH charges Bitstream a fee, approximating fair value, for the use of these assets. The fee is netted with the expenses of MSDH in the Statement of Operations and was not material for the nine months ended September 30, 2011 (Unaudited) or the years ended December 31, 2010 and 2009.

There is significant judgment in determine the allocation of income, expense, and attribution of assets and liabilities. Management believes that the methodologies used in the allocation are reasonable.

(b) Use of Estimates

The accompanying consolidated financial statements reflect the application of certain accounting policies as described in this note and elsewhere in the accompanying consolidated financial statements and notes. The preparation of the accompanying consolidated financial statements requires the use of certain estimates by us in determining our assets, liabilities, revenues and expenses. Significant estimates in these financial statements include MSDH allocation methodologies, revenue recognition, the valuation of acquired intangible assets and goodwill, share-based compensation, income taxes and the valuation of deferred tax assets, and the allowance for doubtful accounts receivable. Actual results may differ from these estimates.

(c) Principles of Consolidation

The accompanying consolidated financial statements include the accounts of MSDH and its wholly-owned subsidiary: Bitstream Israel Ltd. (an Israel Corporation). All material intercompany transactions and balances have been eliminated in consolidation. The financial statements represent two product lines of Bitstream, which subsequently (July 2011) were incorporated into MSDH, Inc.

(d) Disclosures about Segments of an Enterprise

We conduct our operations in one business segment with two major product lines: mobile browsing and messaging technology, and automated marketing communication and print production technology.

(e) Revenue Recognition

We derive revenue from the license of our software products, and from consulting and support and maintenance services. Primarily, we recognize revenue when persuasive evidence of an arrangement exists, the product has been delivered or services have been provided, the fee is fixed or determinable, and collection of the fee is probable.

Multiple-element arrangements:

We recognize revenue under multiple-element arrangements using the residual method when vendor-specific objective evidence (“VSOE”) of fair value exists for all of the undelivered elements under the arrangement. Under the residual method, the arrangement consideration is first allocated to undelivered elements based on vendor-specific objective evidence of the fair value for each element and the residual amount is allocated to the delivered elements. Arrangement consideration allocated to undelivered elements is deferred and recognized as revenue when the elements are delivered, if all other revenue recognition criteria are met. We have established sufficient vendor-specific objective evidence for the value of our training and maintenance services, based on the price charged when these elements are sold separately. VSOE of the fair value of maintenance services is supported by substantive renewal rates within customer contracts.

License Revenue:

We receive and recognize licensing fees and royalty revenue from: (1) Original Equipment Manufacturer (“OEM”) customers for page composition technologies; (2) direct and indirect licenses of software publishing applications for the creation, enhancement, management, transport, viewing and printing of electronic information; (3) direct sales of custom design and consulting services to end users such as graphic artists, desktop publishers, corporations and resellers; and (4) sales of publishing applications to foreign customers primarily through distributors and resellers.

We recognize license revenue from the resale of our products through various resellers. Resellers may sell our products in either an electronic format or CD format. Revenue is recognized if collection is probable, upon notification from the reseller that it has sold the product, or for a CD product, upon delivery of the software.

Revenue from end user product sales is recognized upon delivery of the software, net of estimated returns and allowances, and when collection is probable.

Service Revenue:

Professional services include custom design and development, and training. We recognize professional services revenue under software development contracts as services are provided for per diem contracts or by using the percentage-of-completion method of accounting for long-term fixed price contracts. Provisions for any estimated losses on contracts are made in the period in which such losses become probable. There are no amounts accrued at the balance sheet dates presented.

We recognize revenue from support and maintenance agreements ratably over the term of the agreement. Deferred revenue includes unearned software support and maintenance revenue, and advanced billings for unrecognized revenue from contracts.

Cost of revenue from software licenses consists primarily of hosting costs, amortization of intangibles related to the iWay product, and costs to distribute the product, including the cost of the media on which it is delivered. Cost of revenue from services consists primarily of costs associated with customer support, consulting and custom product development services.

We generally warrant that our products will function substantially in accordance with documentation provided to customers for approximately 90 days following initial delivery. We have not incurred any material expenses related to warranty claims.

(f) Research and Development Expenses

We sell products in a market that is subject to rapid technological change, new product development and changing customer needs. For software developed for sale, the time period during which costs could be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to our financial position or results of operations. The costs to convert already developed technology to software as a service were immaterial and expensed as incurred. Therefore, we have charged all costs related to software development to research and development expense in the period incurred.

(g) Stock-Based Compensation

Under the fair value recognition provisions of the authoritative guidance, stock-based compensation expense is measured at the grant date based on the fair value of the award, net of an estimated forfeiture rate, and is recognized on a straight-line basis over the requisite service period, which are all based on the historical information of Bitstream.

(h) Property and Equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Property and equipment consists of the following:

	September 30, (Unaudited) 2011	December 31,
		2010	2009
Computer Equipment	$1,894	$1,766	$1,664
Software	956	392	378
Furniture and fixtures	557	572	534
Leasehold improvements	161	100	88

	3,568	2,830	2,664
Less—Accumulated depreciation and amortization	2,330	2,196	2,050

Property and equipment, net	$1,238	$634	$614

Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

Asset Classification	Estimated Useful Life
Equipment and computer software	3 Years
Software	3 Years
Furniture and fixtures	5 Years
Leasehold improvements	Estimated useful life, or the lease term, whichever is shorter

The net depreciation expense for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 was $165, $221, and $184, respectively.

During the nine months ended September 30, 2011 (Unaudited) and the two years ended December 31, 2010 and 2009; we disposed of $26, $17 and $129, respectively, of property and equipment with accumulated depreciation of $24, $14 and $126, respectively, resulting in a net (loss) gain of $(2), $10 and $(4), respectively.

During the nine months ended September 30, 2011, we capitalized software of $554 (included in Software). No development costs for software to be sold externally were capitalized in 2010 or 2009. As of September 30, 2011, we have not yet recorded amortization for developed software and the net book value of internally developed software was $554.

(i) Foreign Currency Remeasurement and Transactions

The functional currency for our foreign subsidiaries is the U.S. Dollar. For financial reporting purposes, assets and liabilities of subsidiaries outside the United States of America denominated in other currencies are remeasured into U.S. dollars using period-end exchange rates. Revenue and expense accounts are remeasured at the monthly average rates in effect during the periods. The effects of the remeasurement of the balances of our Israel subsidiary and of expenses incurred in India are included as gains (losses) and reported as other income in the statement of operations.

Transaction gain (loss) for the nine months ended September 30, 2011 and year ended December 31, 2009 were $(11) and $8, respectively, and recorded within interest and other income, net in the consolidated statements of operations. There was no transaction gain or loss for the year ended December 31, 2010.

(j) Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially expose us to concentrations of credit risk consist primarily of cash and cash equivalents and trade accounts receivable. We place a majority of our cash investments in one highly-rated financial institution. We have not experienced significant losses related to receivables from any individual customers or groups of customers in any specific industry or by geographic area. Due to these factors, no additional credit risk beyond amounts provided for collection losses is believed by us to be inherent in our accounts receivable. We do not have any off-balance sheet risks as of September 30, 2011 (Unaudited), December 31, 2010 or 2009. At September 30, 2011 (Unaudited), three customers accounted for 22%, 18% and 14% of our accounts receivable. At December 31, 2010, no customer accounted for 10% or more of our accounts receivable. At December 31, 2009, two customers accounted for 12% each of our accounts receivable. For the nine months ended September 2011 (Unaudited), one customer accounted for 22% of our revenue. For the years ended December 31, 2010 and 2009, no single customer accounted for 10% or greater of the revenue.

(k) Goodwill and Other Intangible Assets

Goodwill

Goodwill resulted from the acquisition of Alaras Corporation in 1998, as well as the purchase of certain assets from Press-Sense Ltd. on June 3, 2010. Goodwill was $3,297, $3,297 and $498 at September 30, 2011 (Unaudited), December 31, 2010 and 2009, respectively. The only change to goodwill for the nine months ended September 30, 2011 (Unaudited) and the year ended December 31, 2010 was for the addition of goodwill of $2,799 related to the acquisition of certain assets of Press-Sense in 2010 (Note 5).

Goodwill is not amortized, but is required to be reviewed annually for impairment in the fourth quarter, or more frequently if impairment indicators arise. MSDH has determined that it has one reporting unit for purposes of goodwill assessment and thus goodwill is tested for impairment based upon an enterprise wide valuation. The Separation event was considered a triggering event, and therefore goodwill was also assessed at September 30, 2011. MSDH has not recorded any impairment charges related to goodwill to date.

Other Intangible Assets

The carrying amounts of other intangible assets were $3,172, $3,463 and $63 as of September 30, 2011 (Unaudited), December 31, 2010 and 2009, respectively. Intangible assets acquired in a business combination are recorded under the purchase method of accounting at their estimated fair values at the date of acquisition. MSDH amortizes other intangible assets over their estimated useful lives on a straight-line basis. Marketing-related intangibles have useful lives of four to eight years. Technology-based intangible assets have useful lives of five to twelve years. The weighted average useful life of other intangible assets is 9 years.

We review our long-lived assets (which include finite lived intangible assets and property and equipment) for impairment as events and circumstances indicate the carrying amount of an asset may not be recoverable. We evaluate the realizability of our long-lived assets based on profitability and cash flow expectations for the related asset or subsidiary. We believe that, as of September 30, 2011 (Unaudited), December 31, 2010 and 2009, none of our long-lived assets were impaired.

The components of MSDH’s other intangible assets are as follows:

	September 30, 2011 (Unaudited)
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Marketing-related	$2,221	$(266)	$1,955
Technology-based	1,780	(563)	1,217

Total	$4,001	$(829)	$3,172

	December 31, 2010
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Marketing-related	$2,217	$(120)	$2,097
Technology-based	1,769	(403)	1,366

Total	$3,986	$(523)	$3,463

	December 31, 2009
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Marketing-related	$10	$(5)	$5
Technology-based	330	(272)	58

Total	$340	$(277)	$63

Amortization expenses for marketing-related intangible assets included in marketing and selling expense were $143 and $112 for the nine months ended September 30, 2011 (Unaudited) and year ended December 31, 2010, respectively. Amortization expenses for technology-related intangible assets included as cost of revenue were $141, $110 and $0 for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009, respectively. Amortization expenses for intangible assets included as general and administrative expense for the nine months ended September 30, 2011 (Unaudited) and the years ended December 31, 2010 and 2009 were $22, $24 and $21, respectively. Estimated amortization as of December 31, 2010 for succeeding years is as follows:

Estimated Amortization Expense:
2011	$405
2012	398
2013	394
2014	390
2015	383
Thereafter	1,493

Total	$3,463

(l) Software Development Costs

We incur costs to develop computer software to be licensed or otherwise marketed to customers. Research and development costs are expensed as incurred, except for costs of internally developed or externally purchased software that qualify for capitalization. Development costs for software to be sold externally incurred subsequent to the establishment of technological feasibility, but prior to the general release of the product, are capitalized and, upon general release, are amortized over the expected life of the related products

(m) Recently Issued Accounting Standards

In June 2011, the Financial Accounting Standards Board issued guidance on presentation of comprehensive income. The new guidance eliminates the current option to report other comprehensive income and its components in the statement of changes in equity. Instead, an entity will be required to present either a continuous statement of net income and other comprehensive income or in two separate but consecutive statements. This guidance is effective for MSDH on January 1, 2012. Early adoption is permitted. As the new guidance relates only to how comprehensive income is disclosed and does not change the items that must be reported as comprehensive income, adoption will not have an effect on MSDH’s consolidated financial statements.

In September 2011, the Financial Accounting Standards Board issued guidance which simplifies how companies test goodwill for impairment. The amendment permits an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in the goodwill accounting standard. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted. MSDH does not expect the new guidance to have a material effect on its consolidated financial statements.

(3) Loss Per Share:

MSDH had 5 authorized shares of common stock, par value $0.001 per share at the date of incorporation. On November 10, 2011, the Company amended its authorized shares to be 30,500 shares of common stock, par value of $0.01 and 10,000 shares of preferred stock, par value $0.01 per share. MSDH plans to issue shares of MSDH stock on a one for one basis to holders of Bitstream stock.

Basic net loss per share of MSDH is determined by dividing the net loss of MSDH by Bitstream’s historical weighted average number of shares of common stock outstanding during the periods. Diluted earnings per share do not include the effect of common stock equivalents as MSDH has incurred a net loss for the periods presented, and therefore common stock equivalents are considered antidilutive. As a result, there is no difference between MSDH’s basic and diluted loss per share for nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009.

If MSDH had reported a profit for the periods, the potential common shares would have increased the weighted average shares outstanding by 323, 603 and 467 for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009, respectively, based on the weighted average number of common stock equivalents outstanding. Additionally, there were warrants and options outstanding to purchase 490, 511 and 437 shares for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009, respectively, that were not included in the potential common share computations because their exercise prices were greater than the average market price of Bitstream’s common stock. These common stock equivalents are antidilutive even when a profit is reported in the numerator.

(4) Income Taxes:

MSDH’s operating results historically have been included in Bitstream’s consolidated U.S. and state tax returns. The provision for income taxes in MSDH’s financial statements has been determined on a separate-return basis, under which a deferred tax asset or liability is determined based on the difference between the financial statement and the tax basis of assets and liabilities, as measured by enacted tax rates in effect when these differences are expected to reverse.

A reconciliation between the provision for income taxes computed at statutory rates and the amount reflected in the accompanying consolidated statements of operations as a percentage of pre-tax income is as follows:

	Years Ended December 31,
	2010	2009
U.S. Federal statutory rate	34.0%	34.0%
State income taxes, net of federal benefit	3.8	8.2
Foreign taxes	—	(1.2)
Domestic net operating loss carryforwards and change in valuation allowance	(38.2)	(45.0)
Federal and state research and development credits	1.7	3.2
Incentive stock option expense	(1.3)	—
Other	—	(0.4)

Benefit for income taxes	—%	(1.2)%

The provision for income taxes consisted of foreign taxes. In 2011 foreign tax was income tax in Israel. In 2009, the foreign tax was primarily related to India:

	Nine Months Ended September 30, 2011 (Unaudited)	Years Ended December 31,
		2010	2009
Current:
Foreign expense	46	—	31

The significant items composing the net deferred tax asset and liabilities are as follows:

	Years Ended December 31,
	2010	2009
Net operating loss carryforwards	$14,793	$11,768
Tax credit carryforwards	1,157	1,038
Other temporary differences	310	320

Gross deferred tax asset	16,260	13,126
Valuation allowance	(16,260)	(13,126)

Net deferred tax asset	$—	$—

Goodwill	$(41)	$—

Net deferred tax liabilities	$(41)	$—

As of December 31, 2010, we have recorded a deferred tax asset of approximately $3,944 related to the benefit of deductions from stock options included in the net operating loss carryforwards (“NOL”) and fully reserved against in the valuation allowance. When and if we realize this asset, this benefit will be recorded as a credit to additional paid-in capital. The following is a summary of foreign income and domestic pretax loss:

	Nine Months Ended September 30, 2011 (Unaudited)	Years Ended December 31,
		2010	2009
Foreign income (loss)	$299	$30	$(14)
Domestic loss	(6,443)	(7,123)	(2,641)

Total pretax loss	$(6,144)	$(7,093)	$(2,655)

At December 31, 2010, MSDH had U.S. federal and state NOL carryforwards of $42,158 and $8,695, respectively, of which the benefit of approximately $11,600 and $1,911 respectively, when realized, will be recorded as a credit to additional paid-in capital.

MSDH’s NOL carryforwards begin to expire in 2020 for federal purposes and in 2011 for state purposes. MSDH also had U.S. federal and state research and development credit (“R&D Credit”) carryforwards of $854 and $304, respectively. These R&D credit carryforwards begin to expire in 2011 for federal purposes and 2016 for state purposes.

In 2008, MSDH experienced a change in ownership as defined by Section 382 of the Internal Revenue Code. In general, an ownership change, as defined by Section 382, results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50 percentage points over a three-year period. MSDH raised capital through their initial issuance of common stock in 1996 which, combined with shareholders’ subsequent disposition of those shares, resulted in a change of control as defined by

Section 382. As of December 31, 2010, $11,283 of the limited NOLs have not been utilized. Subsequent ownership changes, as defined in Section 382, could limit the amount of net operating loss carryforwards and research and development credits that can be utilized annually to offset future taxable income.

In June 2006, the FASB issued authoritative guidance clarifying the criteria that an individual tax position must satisfy in order for some or all of the benefits of that position to be recognized in a company’s financial statements. MSDH adopted this guidance on January 1, 2007, the implementation of which did not have a material impact on MSDH’s consolidated financial statements, results of operations or cash flows. At the adoption date of January 1, 2007, and also at December 30, 2009, and December 31, 2010, MSDH had no unrecognized tax benefits. MSDH has not conducted a study of its research and development credit carryforwards. Such a study may result in an adjustment to MSDH’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amounts are being presented as an uncertain tax position under this guidance. A full valuation allowance has been provided against MSDH’s research and development credits and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the consolidated balance sheet or statement of operations if an adjustment were required.

We recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2010, we had no accrued interest or penalties related to uncertain tax positions. The tax years 2006 through 2010 remain open to examination by the major taxing jurisdictions to which we are subject. We have determined that it is more likely than not that the deferred tax assets will not be realized, therefore, a valuation allowance has reduced the net deferred tax assets to zero.

The increase in the valuation allowance for the year ended December 31, 2009 of $1,041 is primarily related to the increase in net operating loss carryforwards. The increase in the valuation allowance for the year ended December 31, 2010 of $3,134 is primarily related to the increase in net operating loss carryforwards.

We have made permanent investments in the foreign subsidiary, Bitstream Israel Ltd. Therefore, we do not provide for U.S. income taxes applicable to the undistributed earnings.

(5) Acquisition:

On June 3, 2010, Bitstream completed the acquisition of certain of the assets of Press-Sense Ltd. (“Press-Sense”) pursuant to terms of a Purchase and Sale Agreement dated May 31, 2010 by and among Bitstream, Bitstream Israel Ltd., a wholly-owned subsidiary of MSDH organized under the Laws of the State of Israel and the court appointed Special Manager of Press-Sense Ltd., an Israeli company in temporary liquidation under the supervision of the District Court of Haifa. The purchase price of $6,528, including $28 of VAT, was paid in cash. Assets purchased include all Press-Sense software and know-how and related intellectual property rights (both source code and object code), certain fixed and tangible assets, and all trademarks, transferable licenses and customer data. No liabilities were acquired in the transaction.

The results of operations of the Press-Sense assets have been included in the consolidated financial statements of MSDH since June 3, 2010. MSDH recorded revenue of $305 related to Press-sense for the period from June 3, 2010, the acquisition date, through December 31, 2010.

The acquisition was accounted for using the purchase method of accounting in accordance with appropriate standards. The following table summarizes the allocation of the purchase price of $6,528:

Total consideration—cash paid	$6,528

Allocation of the purchase consideration
VAT tax receivable	$28
Accounts receivable	11
Fixed assets	80
Identifiable intangible assets	3,610
Goodwill	2,799

Total assets acquired	$6,528

Goodwill was recognized for the excess purchase price over the fair value of the assets acquired. Goodwill is primarily attributable to the expected growth from synergies related to the integration of Press-Sense assets acquired with the Pageflex automated marketing communication and print production software. Goodwill from the acquisition of Press-Sense Ltd. assets is included within MSDH’s one reporting unit and is included in MSDH’s enterprise-level annual review for impairment. Goodwill is deductible for tax purposes.

The following table reflects the fair value of the acquired identifiable intangible assets and related estimates of useful lives:

	Fair Value	Useful life (Years)
Developed product technology	$1,410	7.5
Customer relationships	2,200	11.5

Total	$3,610

The following table presents the pro forma results of the historical consolidated statements of operations of MSDH and Press-Sense Ltd. For the years ended December 31, 2010 and 2009, giving effect to the merger as if it occurred on January 1, 2009:

	Year Ended December 31,
	2010	2009
Pro forma revenue	$8,461	$15,116
Pro forma net loss	$(8,606)	$(5,919)
Pro forma loss per share:
Basic	$(0.90)	$(0.62)
Pro forma shares outstanding (historical Bitstream):
Basic and Diluted	9,563	9,530

The pro forma net loss and loss per share for each period presented primarily includes adjustments for revenue, amortization of intangibles, depreciation, interest income, and income taxes. This pro forma information does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date, or which may be realized in the future.

(6) Fair Value Measurements:

The fair value measurement rules establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Under authoritative guidance fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This guidance also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs, where available, and minimize the use of unobservable inputs when measuring fair value.

This guidance describes three levels of inputs that may be used to measure fair value:

Level 1	Quoted prices in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset and liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company holds a certificate of deposit of which $136 was classified as other long term assets on the balance sheet as of September 30, 2011 (Unaudited) and December 31, 2010 and 2009, relating to the Marlborough, MA office lease. Certificates of Deposit are carried at cost which approximates fair value and are classified within Level 2 of the fair value hierarchy.

(7) Commitments and Contingencies:

Lease commitments of MSDH

We conduct our operations in leased facilities. In June 2009, we entered into a ten-year lease agreement for 27 thousand square feet of office space with the right of first refusal on an additional 4 thousand square feet in a building located in Marlborough, Massachusetts. This lease agreement commenced September 1, 2009 and obligates us to make minimum lease payments plus our pro-rata share of future real estate tax increases and certain operating expense increases above the base year. The lease payments began after three (3) free months of rent and increase approximately 2% per annum. The total commitment under the lease is approximately $5,390, net of a tenant allowance of $411. We record rent expense on a straight-line basis, taking into consideration the free rent period, the tenant allowance received at the outset of the lease, and annual incremental increases to the lease payments. Our current lease agreement also required us to obtain a Letter of Credit in the amount of $136 to be in place through October 31, 2019, which we collateralized with a certificate of deposit classified as a long-term restricted asset on our Balance Sheet.

In January 2011 Bitstream Israel Ltd., a wholly-owned subsidiary of MSDH, entered into a thirty-six (36) month lease agreement in Caesarea, Israel. This lease agreement commenced April 15, 2011 and obligates us to make semi-annual payments including service taxes. Our total financial commitment during the thirty-six (36) month lease period is approximately $384 U.S. dollars. This lease agreement also required us to obtain a bank guarantee in the amount of approximately $56 U.S. dollars to be in place through May 14, 2014. The bank guarantee is classified as a long-term restricted asset on our Balance Sheet.

The future minimum annual lease payments under our leased facilities and equipment as of December 31, 2010, excluding any rent income of MSDH, and including the Israel lease signed in January 2011, are as follows:

Operating leases:
2011	$641
2012	657
2013	671
2014	556
2015	570
Thereafter	2,182

Total	$5,277

The net rent expense charged to operations for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010, and 2009 was approximately $386, $440, and $391, respectively.

Royalties

We have certain royalty commitments associated with the shipment and licensing of certain products. Royalty expense is primarily based on a dollar amount per unit shipped or a percentage of the underlying revenue. Royalty expense, which was recorded under our cost of software license revenue on our consolidated Statement of Operations, was approximately $70, $95, and $110, for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009, respectively.

Guarantees

We enter into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, we indemnify, hold harmless, and agree to reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally business partners or customers, in connection with any U.S. patent, or any copyright or other intellectual property infringement claim by any third party with respect to our products. The term of these indemnification agreements is generally perpetual after execution of the agreement. The maximum potential amount of future payments we could be required to make under these indemnification agreements is unlimited. We have never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, we believe the estimated liquidity of these agreements is minimal.

Legal Actions

From time to time we are subject to legal proceedings and claims in the ordinary course of business, including claims of commercial, employment and other matters. In accordance with generally accepted accounting principles, we make a provision for a liability when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. This provision is reviewed at least quarterly. As of the balance sheet date presented, no liability was recorded. Litigation is inherently unpredictable and it is possible that our financial position, cash flows, or results of operations could be materially affected in any particular period by the resolution of any such contingencies or the costs involved in seeking the resolution of any such contingencies.

(8) Stock-based Compensation Plans and Stock-based Compensation Expense:

(a) General

The stock option plan activities disclosed represent options granted to employees specifically assigned to MSDH, excluding those held by executives or other general shared personnel under the Bitstream Inc. stock option plans. We account for stock-based compensation in accordance with authoritative guidance. Under the fair value recognition provisions of this guidance, stock-based compensation expense is measured at the grant date based on the fair value of the award, net of an estimated forfeiture rate, and is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Historically, Bitstream granted options and restricted stock from its 2006 Bitstream Incentive Compensation Plan and 2000 Stock Incentive Plan (collectively, the “Bitstream Plans”). The Plans authorized grants of restricted stock, warrants, incentive stock options and nonqualified stock options to purchase shares of Bitstream Inc. Class A Common Stock. Options granted under these Plans are exercisable at such price as shall be determined by Bitstream’s Board of Directors at the time of grant which, in the case of incentive stock options, shall be no less than the fair market value of the shares on the date of grant and expire no later than 10 years from the date of grant. Non-qualified options and warrants are generally granted at fair market value and expire no later than 10 years from the date of grant. All options granted vest in equal installments on the first, second, third, and fourth year anniversaries over a four year period of continuous employee service.

Immediately prior to the Distribution, each outstanding option to purchase a share of Bitstream common stock (the “Bitstream Options”) shall be divided into (i) one option to purchase a share of Bitstream common stock (each an “Adjusted Bitstream Option”) and (ii) one option to purchase a share of MSDH common stock (each a “New MSDH Option”). Each Adjusted Bitstream Option shall continue to have, and be subject to, the same terms and conditions set forth in the applicable equity compensation plan of Bitstream and as provided in the respective option agreements governing such Bitstream Option as of the Distribution Date, except that the exercise price of such Adjusted Bitstream Option will be adjusted as described below. Each New MSDH Option shall be issued under the MSDH Omnibus Stock Incentive Plan, to be established by MSDH prior to the Distribution Date, but shall otherwise be subject to the same terms and conditions as the Bitstream Option as of the Distribution Date, except that the exercise price of such New MSDH Option will be adjusted as described below. In addition, the vesting of all Adjusted Bitstream Options and all New MSDH Options shall be accelerated upon completion of the Bitstream Merger in accordance with the provisions of the Bitstream and MSDH equity compensation plans, as applicable. The New MSDH Option shall be adjusted to the product of the original exercise price of such Bitstream Option multiplied by a fraction, the numerator of which is the estimated enterprise value of MSDH and the denominator of which is the sum of the total consideration in the Bitstream Merger and the estimated enterprise value of MSDH.

The exercise price of the Adjusted Bitstream Options and the New MSDH Options will be determined by allocating the exercise price of the original Bitstream Option between the two new options in proportion to the relative value per share of the stock of the two companies. For this purpose, the value of Bitstream stock will be determined by the price to be paid for each share of Bitstream common stock in the Bitstream Merger, and the value of MSDH stock will be based on the estimated enterprise value of MSDH, which is approximately $1.85 per share. Based upon Bitstream’s balance sheet as of             , 2011 and our estimates of total transaction costs and certain assumptions about our results of operations through the closing date of the merger, we estimate that the price paid to Bitstream shareholders in the Bitstream Merger will be approximately $         per share. Based on these estimates, an existing Bitstream Option with an exercise price of $         per share will be divided into an Adjusted Bitstream Option and a New MSDH Option, and the exercise price of $         per share will be allocated between the Adjusted Bitstream Option and the New MSDH Option as follows:

Adjusted Bitstream Option Exercise Price	Bitstream Value x Original Exercise Price = Bitstream Value + MSDH Value	$ x $ $ + $1.85	=	$

New MSDH Option Exercise Price	MSDH Value x Original Exercise Price = Bitstream Value + MSDH Value	$1.85 x $ $ + $1.85	=	$

No fractional shares of Bitstream common stock are currently outstanding, and no fractional shares of MSDH common stock will be issued as part of the distribution. Bitstream’s stockholders will not be required to pay any cash or other consideration for the MSDH common stock received in the distribution. The distribution of the MSDH common stock to Bitstream stockholders will, however, have certain material U.S. federal income tax and other consequences, as discussed in this prospectus. Bitstream will pay the costs and expenses incurred in connection with the Distribution.

Each Adjusted Bitstream Option with an adjusted exercise price that is less than the per share merger consideration in the Bitstream Merger will, on the effective date of the Bitstream Merger, be converted into the right to receive an amount in cash from Bitstream equal to the difference between the per share merger consideration and the adjusted exercise price of such Adjusted Bitstream Option upon completion of the Bitstream Merger as provided in the Merger Agreement. Each Adjusted Bitstream Option with an exercise price equal to or greater than the per share merger consideration in the Bitstream Merger will be cancelled on the effective date of the Bitstream Merger without any payment.

Immediately following the Distribution, MSDH intends to filed a registration statement on Form S-8 to register all of the New MSDH Options under the Securities Act.

(b) Stock-based Compensation Expense

We currently estimate the fair value of Bitstream stock options using the Black-Scholes valuation model. Key input assumptions used to estimate the fair value of stock options include the exercise price of the award, the expected option term, the expected volatility of our stock over the option’s expected term, the risk-free interest rate over the option’s expected term, and our expected annual dividend yield, which are all based on the historical information of Bitstream. The expected term of options granted was estimated by calculating the average term from our historical stock option exercise experience. Estimated volatility of our common stock was based on Bitsteam’s historical volatility. The risk-free interest rate used in the option pricing model is based on zero-coupon yields implied from U.S. Treasury issues with remaining terms similar to the expected term of the options. Bitstream did not anticipate paying any cash dividends in the foreseeable future and therefore the expected dividend yield was zero in the option valuation model. We are required to estimate forfeitures at the time of grant and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. Historical data for Bitstream was used to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. We believe that the valuation technique and the approach utilized to develop the underlying assumptions are appropriate in calculating the fair values of our stock options. Estimates of fair value are not intended to predict actual future events or the value ultimately realized by persons who receive equity awards. These amounts, and the amounts applicable to future quarters, are also subject to future quarterly adjustments based upon a variety of factors, which include but are not limited to, the issuance of new options. No options were granted during nine months ended September 30, 2011 (Unaudited). The following table summarizes the assumptions we utilized for grants of options in the years ended December 31, 2010 and 2009:

	Years Ended December 31,
	2010	2009
Risk-free interest rates	2.0%	2.8%
Expected dividend yield	None	None
Expected term	6.6 Years	6.07 Years
Expected volatility	65.0%	73.7%

All restricted stock awarded prior to January 1, 2010 vest in equal installments on the first, second, third, fourth and fifth year anniversaries over a five year period of continuous employee service. All restricted stock awarded subsequent to January 1, 2010 vest in 20 equal quarterly installments on each quarterly anniversary from date of award over a five year period. Restricted stock awards were valued using the market price of Bitstream’s stock on the day of grant.

Our results for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 include $305, $554 and $476, respectively, of stock-based compensation within the applicable expense classification where we report the option holders’ compensation cost. The expense includes stock option expense for options granted to those employees specifically assigned to MSDH as well as an allocation of the stock option expense for options granted to executives and other general shared personnel. The following table presents stock-based compensation expense included in our consolidated statement of operations by category:

	Nine Months Ended September 30, (Unaudited) 2011	Years Ended December 31,
		2010	2009
Cost of revenue- software licenses	$—	$2	$2
Cost of revenue- services	11	24	37
Marketing and selling	23	19	32
Research and development	151	236	219
General and administrative	120	273	186

Share-based compensation expense	$305	$554	$476

(c) Stock-based Compensation Plans

Stock Options:

Stock option activities under the Bitstream, Inc. stock option plans for the employees specifically assigned to MSDH, excluding those held by Executives or other general shared personnel for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 are as follows:

		Weighted Average
	Number of Options	Exercise Price	Remaining Contractual Term (In years)	Grant Date Fair Value
Outstanding, December 31, 2008	390	$4.57	6.32	$3.51

Exercised	(11)	3.84		3.05
Canceled	(3)	7.97		5.79
Forfeited	(4)	5.16		5.79
Granted	30	5.39		3.59

Outstanding, December 31, 2009	402	$4.62	5.63	$3.51

Exercised	(61)	2.51		2.24
Canceled	(10)	4.80		3.48
Forfeited	(7)	5.90		4.31
Granted	63	7.03		4.34

Outstanding, December 31, 2010	387	$5.31	5.97	$3.83

Exercisable, December 31, 2010	286	$4.86	4.91	$3.68

Exercised	(5)	4.36		3.63
Canceled	(14)	6.32		4.67
Forfeited	(3)	5.98		4.38

Outstanding, September 30, 2011 (Unaudited)	365	$5.28	5.28	$3.78

Exercisable, September 30, 2011 (Unaudited)	284	$4.94	4.37	$3.68

The number and weighted average grant date fair value of options not vested at September 30, 2011 (Unaudited) and December 31, 2010 and 2009 were 82, 101 and 125, respectively, and $4.15, $4.25 and $4.33, respectively. The number and weighted average grant date fair value of options vested during the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 were 34 and $4.51, 57 and $4.42, and 54 and $4.54, respectively.

The total non-cash compensation cost before forfeiture assumptions not yet recognized as of September 30, 2011 (Unaudited) related to non-vested awards was $399 which will be recognized over a weighted-average period of 2.0 years. The weighted average remaining contractual life for options exercisable at September 30, 2011 (Unaudited) is 4.02 years.

The aggregate intrinsic values exclude options having a negative aggregate intrinsic value due to awards with exercise prices greater than the market value of Bitstream common stock. The aggregate intrinsic value of outstanding options and restricted stock as of September 30, 2011 (Unaudited) was $482 of which $362 related to exercisable options. The intrinsic value of options exercised in the years ended December 31, 2010 and 2009 were $236 and $68, respectively. The intrinsic value of restricted share awards that vested due to length of service requirements being met in the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 was $42, $45, and $18, respectively. The intrinsic value of options that vested during the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 was $5, $69, and $287, respectively. The intrinsic value is the difference between the market value of the shares based on the price of Bitstream common stock and the exercise price of the award as of the measurement date.

Weighted average grant date fair value of options and restricted stock exercised during the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 was $ 7.10, $2.66, and $4.18, respectively. Weighted average grant date fair value of options and restricted stock granted during the years ended December 31, 2010 and 2009 was $4.70 and $4.04, respectively.

Restricted Stock

Restricted stock activities under the Plan for the employees specifically assigned to MSDH, excluding those held by Executives and other general shared personnel for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 are as follows (in thousands):

	Number of Shares	Weighted Average Grant Date Fair Value
Nonvested, December 31, 2008	18	$7.03

Vested due to length of service requirement being met	(4)	7.14
Granted	10	5.39

Nonvested, December 31, 2009	24	$6.33

Vested due to length of service requirement being met	(7)	6.58
Granted	10	6.95

Nonvested, December 31, 2010	27	$6.49

Vested due to length of service requirement being met	(7)	6.63

Nonvested, September 30, 2011 (Unaudited)	20	$6.44

At September 30, 2011 (Unaudited), there were 20 shares of unvested restricted stock outstanding with a weighted average intrinsic value of $111 and a weighted average grant date fair value of $6.44 per share or $129.

No restricted stock was cancelled or forfeited during the nine months ended September 30, 2011 (Unaudited) or years ended December 31, 2010 and 2009.

(9) Employee Benefit Plan:

The employees of MSDH participate in the Bitstream employee benefit plan under Section 401(k) of the Internal Revenue Code. The Bitstream plan allows employees to make contributions up to a specified percentage of their compensation. Under the plan, Bitstream was allowed, but not obligated, to match a portion of the employees’

contributions up to a defined maximum. MSDH recorded $95, $120, and $126, for the nine months ended September 2011 (Unaudited) and years ended December 31, 2010 and 2009, respectively, for matching contributions made on behalf of those employees specifically assigned to MSDH as well as an allocation for executives and other shared general and administrative employees.

(10) Geographical Reporting:

We attribute revenues to different geographical areas on the basis of the location of the customer. All of our product sales for the nine months ended September 30, 2011 (Unaudited) and years ended December 31, 2010 and 2009 were shipped from our headquarters located in the United States. Revenues by geographic area are as follows:

	Nine Months Ended September 30, (Unaudited) 2011	Years Ended December 31,
		2010	2009
*Revenue:
United States	$5,014	$4,903	$5,458
United Kingdom (UK)	257	363	543
Europe, excluding UK	666	574	643
Other (includes Canada)	472	484	470
Other (Countries less than 5% individually, by Region)
Asia	48	10	94

Total revenue	$6,457	$6,334	$7,208

Total foreign revenue	$1,443	$1,431	$1,750

*	If revenue attributable to a specific country is greater than 5% in any period, revenue attributable to that country is disclosed for all periods.

Long-lived tangible assets, net of accumulated depreciation and amortization, by geographic area are as follows:

	September 30, 2011 (Unaudited)	December 31, 2010	December 31, 2009
United States	$540	$591	$614
Israel	116	43	—
India	29	—	—

Total	$685	$634	$614

(11) Valuation and qualifying accounts:

Allowance for bad debts:	Balance at Beginning of Period	Provision (Benefit) Recorded in Statement of Operations	Accounts Recovered (Written Off)	Balance at End of Period
September 30, 2011 (Unaudited)	$12	$15	$(7)	$20
December 31, 2010	$157	$(8)	$(137)	$12
December 31, 2009	$15	$138	$4	$157

10,730,859 Shares

Common Stock

The date of this prospectus is                     , 2012

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of common stock being registered. All amounts are estimated except the SEC registration fee.

SEC registration fee	$586
Professional fees, including legal and accounting fees and expenses	0	*
Printing expenses	50,000
Transfer agent and registrar fees and expenses	20,000
Miscellaneous	15,000

Total	$85,586

*	All professional fees relating to the Bitstream Merger, the Separation and Distribution shall be borne solely by Bitstream prior to the Distribution.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law, or DGCL, provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent to the corporation. The DGCL provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for any breach of the director’s duty of loyalty to the corporation or its stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and amended and by-laws include provisions to (i) eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Section 102(b)(7) of the DGCL and (ii) permits us to indemnify our directors and officers to the fullest extent permitted by Section 145 of the DGCL, including circumstances in which indemnification is otherwise discretionary. Pursuant to Section 145 of the DGCL, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. We believe that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors’ duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under DGCL. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to the registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director’s duty to the registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director’s duty to the registrant or its stockholders, for improper transactions between the director and the registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

We have entered into indemnification agreements with our directors and officers. The indemnification agreements will provide indemnification to our directors and officers under certain circumstances for acts or omissions which may not be covered by directors’ and officers’ liability insurance, and may, in some cases, be broader than the specific indemnification provisions contained under Delaware law.

At present, there is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

The foregoing statements are subject to the detailed provisions of the DGCL, our certificate of incorporation and our by-laws.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

None.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

EXHIBIT NO.	DESCRIPTION
2.1#	Agreement and Plan of Merger by and between Bitstream Inc., Monotype Imaging Holdings Inc. and Bitstream Acquisition Corp. dated November 10, 2011.

3.1#	Certificate of Incorporation of Marlborough Software Development Holdings Inc. (the “Company”), as amended.

3.2#	By-laws of the Company.

4.1#	Specimen common stock certificate of the Company.

5.1*	Opinion of Seyfarth Shaw LLP.

10.1#	Contribution Agreement by and between Bitstream Inc. and the Company dated November 10, 2011.

10.2#	Intellectual Property Assignment and License Agreement by and between Bitstream Inc. and the Company with respect to intellectual property relating to Pageflex.

EXHIBIT NO.	DESCRIPTION
10.3#	Intellectual Property Assignment and License Agreement by and between Bitstream Inc. and the Company with respect to intellectual property relating to BOLT.

10.4#	Distribution Agreement by and between Bitstream Inc. and the Company.

10.5#	Tax Indemnity Agreement by and between Bitstream Inc. and Monotype.

10.6#	Transition Services Agreement by and between Bitstream Inc. and the Company.

10.7+	Marlborough Software Development Holdings Inc. Incentive Compensation Plan.

10.8#	Lease between Normandy Nickerson Road, LLC. and Bitstream Inc. date June 22, 2009.

10.9#	Sale and Purchase Agreement (“SPA”) between Press-Sense Ltd. (in Temporary liquidation), a company incorporated under the laws of the State of Israel, through its special managers, Paz Rimer, Adv. and/or Assaf Alon, Adv., with offices at 11 Galgalei Haplada st. Hertzliya and/or Hads 5, Or Akiva, Israel, and Bitstream Inc.

10.10#	Lease between Paz-Gal Transport for Industry Ltd. and Bitstream Israel Ltd. dated January 23, 2011.

10.11#	Agreement dated June 22, 2011 by and between Bitstream Inc. and Net-Translators LLC.

21.1#	Subsidiaries of the Company.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global

23.3*	Consent of Seyfarth Shaw LLP (Included in Exhibit 5.1)

99.1#	Audited carve-out financial statements of Press-Sense Ltd.

99.2#	Unaudited pro forma combined financial statements.

*	filed herewith
+	to be filed by amendment
#	previously filed

ITEM 17.	UNDERTAKINGS.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-1 and authorized this registration statement to be signed on its behalf by the undersigned in Marlborough, MA, on the 18th day of January, 2012.

Marlborough Software Development Holdings Inc.

By:	/S/ JAMES DORE
James Dore
Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Registration Statement appears below hereby constitutes and appoints James Dore and Jonathan Kagan, and each of them, as his true and lawful attorney-in-fact and agent, with full power of substitution, to sign on his or her behalf individually and in the capacity stated below and to perform any acts necessary to be done in order to file all amendments and post-effective amendments to this Registration Statement, any registration statement filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and any and all instruments or documents filed as part of or in connection with any of such amendments or registration statements, and each of the undersigned does hereby ratify and confirm all that said attorney-in-fact and agent, or his substitutes, shall do or cause to be done by virtue hereof.

Name	Position	Date

/S/ PINHAS ROMIK (Pinhas Romik)	President and Chief Executive Officer and Director (Principal Executive Officer)	January 18, 2012

/S/ JAMES DORE (James Dore)	Executive Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	January 18, 2012

** (Raul K. Martynek)	Chairman of the Board, Director	January 18, 2012

** (Amos Kaminski)	Director	January 18, 2012

** (Jonathan H. Kagan)	Director	January 18, 2012

** (Melvin L. Keating)	Director	January 18, 2012

**By:	/S/ JAMES DORE
James Dore
Attorney-in-fact

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
2.1#	Agreement and Plan of Merger by and between Bitstream Inc., Monotype Imaging Holdings Inc. and Bitstream Acquisition Corp. dated November 10, 2011.

3.1#	Certificate of Incorporation of Marlborough Software Development Holdings Inc. (the “Company”), as amended.

3.2#	By-laws of the Company.

4.1#	Specimen common stock certificate of the Company.

5.1*	Opinion of Seyfarth Shaw LLP.

10.1#	Contribution Agreement by and between Bitstream Inc. and the Company dated November 10, 2011.

10.2#	Intellectual Property Assignment and License Agreement by and between Bitstream Inc. and the Company with respect to intellectual property relating to Pageflex.

10.3#	Intellectual Property Assignment and License Agreement by and between Bitstream Inc. and the Company with respect to intellectual property relating to BOLT.

10.4#	Distribution Agreement by and between Bitstream Inc. and the Company.

10.5#	Tax Indemnity Agreement by and between Bitstream Inc. and Monotype.

10.6#	Transition Services Agreement by and between Bitstream Inc. and the Company.

10.7+	Marlborough Software Development Holdings Inc. Incentive Compensation Plan.

10.8#	Lease between Normandy Nickerson Road, LLC. and Bitstream Inc. date June 22, 2009.

10.9#	Sale and Purchase Agreement (“SPA”) between Press-Sense Ltd. (in Temporary liquidation), a company incorporated under the laws of the State of Israel, through its special managers, Paz Rimer, Adv. and/or Assaf Alon, Adv., with offices at 11 Galgalei Haplada st. Hertzliya and/or Hads 5, Or Akiva, Israel, and Bitstream Inc.

10.10#	Lease between Paz-Gal Transport for Industry Ltd. and Bitstream Israel Ltd. dated January 23, 2011.

10.11#	Agreement dated June 22, 2011 by and between Bitstream Inc. and Net-Translators LLC.

21.1#	Subsidiaries of the Company.

23.1*	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

23.2*	Consent of Kost Forer Gabbay & Kasierer, A Member of Ernst & Young Global

23.3*	Consent of Seyfarth Shaw LLP (Included in Exhibit 5.1)

99.1#	Audited carve-out financial statements of Press-Sense Ltd.

*	filed herewith
+	to be filed by amendment
#	previously filed